                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------


                                 AMENDMENT NO. 5


                                       TO

                                   FORM 10-SB

                   General Form for Registration of Securities
                            of Small Business Issuers
                     Under Section 12(b) or Section 12(g) of
                       The Securities Exchange Act of 1934

                              TREND MINING COMPANY
                 (Name of Small Business Issuer in its Charter)



                 Delaware                                    81-0304651
     (State or Other Jurisdiction of                     (I.R.S. Employer
     Incorporation or Organization)                     Identification No.)



                     401 Front Avenue, Suite 1, Second Floor
                           Coeur d'Alene, Idaho 83814
                     (Address of principal executive office)

                    Issuer's telephone number: (208) 664-8095

                                   Copies to:
                            Deborah J. Friedman, Esq.
                            Randall E. Hubbard, Esq.
                           Michelle H. Shepston, Esq.
                            Davis Graham & Stubbs LLP
                       1550 Seventeenth Street, Suite 500
                             Denver, Colorado 80202

          Securities to be registered under Section 12(b) of the Act:

                                      None
                                (Title of Class)

          Securities to be registered under Section 12(g) of the Act:

                                  Common Stock
                                (Title of Class)

                                     PART I

                         ITEM 1. DESCRIPTION OF BUSINESS


     Trend Mining Company, incorporated in Montana in 1968, was reincorporated in Delaware effective March 28, 2001. We have been engaged since 1998 in the acquisition and exploration of platinum group metals properties, primarily in the United States. From 1968 through 1984, our activities consisted primarily of acquiring, exploring and leasing to third parties properties with silver potential. From 1984 to late 1996, our company was dormant. We are an exploration stage company, and our activities have been limited to exploring and acquiring rights to explore properties which we believe are prospective for platinum group metals. We have identified and commenced prospecting efforts in several areas in favorable geologic terrain in Wyoming, Montana, Nevada, Oregon, California and Saskatchewan, Canada. There can be no assurance that any of our properties contain a commercially viable ore body or reserves. None of our properties are in production, and consequently we have no operating income or cash flow.


     As used in this registration statement, "TREND MINING," "TREND," "OUR COMPANY," "WE" and "OUR" refer to Trend Mining Company. Prior to February 1999, our corporate name was Silver Trend Mining Company.

     Six metals comprise the platinum group metals: platinum, palladium, rhodium, iridium, ruthenium and osmium. Platinum group metals are rare precious metals with unique physical properties that are used in diverse industrial applications and in the jewelry industry. The largest and fastest growing use for platinum group metals is in the automotive industry for the production of catalysts that reduce automobile emissions. Palladium is also used in the production of electronic components for personal computers, cellular telephones, facsimile machines and other devices, as well as dental applications and jewelry. Platinum's largest use is for jewelry. Industrial uses for platinum include the production of data storage disks, glass, paints, nitric acid, anti-cancer drugs, fiber optic cables, fertilizers, unleaded and high-octane gasolines and fuel cells.


     According to publications of the CPM Group, which is managed and majority owned by Jeffrey Christian, one of our directors, approximately 6.7 million ounces of palladium and 5.1 million ounces of platinum were consumed in 2000, with less than five percent of palladium and slightly less than one third of platinum used for jewelry manufacture. CPM Group reports that palladium prices averaged approximately $686 per ounce in 2000, an increase of approximately 90.9 percent over the previous year. Platinum prices averaged approximately $535 per ounce in 2000, a 43.5 percent increase over 1999 prices. Trend was a sponsor of this CPM Group survey.


                             EXPLORATION PROPERTIES

     We currently own 14 platinum group metals mineral exploration properties and have the right to acquire two such properties. These properties are described below. See "Property Location Maps" for maps showing the location of each property.

LAKE OWEN, WYOMING

     LOCATION AND ACCESS. The Lake Owen platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Lake Owen property is approximately 40 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.
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     LAND STATUS. In July 1999, we entered into a three-year option agreement with General Minerals Corporation, owner of a block of unpatented mining claims comprising a portion of the Lake Owen property, that gives us the option to earn a 100% interest in 104 unpatented claims. General Minerals acquired some of these unpatented mining claims from Chevron Minerals in the early 1990s, and subsequently located additional claims. Terms of that agreement (as subsequently amended) include the following:

     o To keep the option in effect, we were required to pay General Minerals a total of $40,000 during 1999 and 2000. All of those payments have been made.

     o To keep the option in effect, we are obligated to incur exploration expenditures of not less than $750,000 by July 27, 2002, with no less than $150,000 in exploration expenditures being completed by July 27, 2000. The expenditures required by July 27, 2000 have been completed.


     o On the effective date of the option agreement, we issued to General Minerals 715,996 shares of our common stock, and in May 2000, we issued an additional 129,938 shares to General Minerals, giving it approximately 25% of our outstanding common stock at that time. We have subsequently issued an additional 200,000 shares of our common stock and warrants exercisable until June 2002 to purchase an additional 200,000 shares of common stock to General Minerals pursuant to an amendment to the option agreement, and have issued 416,961 shares to General Minerals upon exercise of their preemptive rights under the original option agreement. General Minerals has subsequently sold 114,000 shares of our common stock. The shares owned by General Minerals now represent approximately 7% of our outstanding common stock.


     o If we exercise the option to acquire a 100% interest in these 104 unpatented mining claims by completing the exploration expenditures described above, those claims will be subject to a 4% net profits interest with respect to ore mined from the property payable to either Chevron Minerals, which originally located certain of the claims, or to General Minerals.

     We located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen property in the first half of 2000. We are obligated to pay to Chevron Minerals or General Minerals a 4% net profits interest with respect to these claims and any other claims we acquire in an area of interest.

     EXPLORATION HISTORY. Chevron Minerals initiated geological reconnaissance exploration at Lake Owen in 1982, which included detailed surface geologic mapping, geochemical sampling, and geophysical surveys. Chevron Minerals later completed thirteen diamond-drill holes totaling approximately 5,200 feet in the 1980s and early 1990s. Drilling consisted of relatively shallow angle holes generally less than 250 feet in vertical depth, and encountered several zones of encouraging platinum group metal mineralization.

     EXPLORATION PLANS. The exploration program for the Lake Owen property has been divided into three phases that we currently plan to conduct over a three-year period which began in March 2000. In phase one, we plan to focus on the evaluation of existing geologic data generated by Chevron Minerals, and on geologic logging and assaying of existing drill core. Phase two is expected to involve continued field exploration, including geologic mapping, geochemical sampling, and geophysical surveys to define drill targets. We expect phase three to consist of a diamond drilling program intended to better delineate

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known precious metal anomalies and to include exploration for new zones of higher-grade platinum group metals mineralization.

     GEOLOGY AND MINERALIZATION. The Lake Owen property is a platinum-gold-palladium occurrence hosted in an extensive layered igneous intrusive complex with a lateral dimension of approximately four by six miles. The complex is about 1.4 billion years old and occurs as a steeply dipping body of rock along the margin of the Archean Wyoming Province. The exposed stratigraphic thickness of these rock units is approximately 20,000 feet.

     Four separate zones of anomalous platinum group metals mineralization have been identified at Lake Owen. The upper zone has been traced for about six miles along strike. The middle zone is about 1,500 feet stratigraphically below the upper zone, while the lower zone is situated approximately 5,500 feet stratigraphically below the upper zone. Surface geochemical sampling identified one additional platinum group metal zone, although the outcrop exposure in this fourth zone is limited and the extent of the anomaly has not yet been defined.

     Drill intercepts encountered to date at the Lake Owen property contain encouraging mineralization of combined platinum group metals and gold. The majority of the platinum group metals mineralization encountered in the Chevron Minerals drilling program remains untested along both strike and dip.

ALBANY, WYOMING

     LOCATION AND ACCESS. The Albany platinum group metals property is also located in southwest Albany County, Wyoming, approximately 35 miles southwest of Laramie in the Medicine Bow-Routt National Forest. The Albany property is accessible by an unimproved dirt road.

     LAND STATUS. We located six unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Minor exploration for platinum group metals has been conducted previously in the Albany property area. We have no specific data regarding previous exploration activities or results.

     GEOLOGY AND MINERALIZATION. The Albany property is a platinum-palladium-rhodium occurrence hosted along the contact of mafic dikes and a granite stock on the northern edge of a large iron-magnesium-rich complex. Our limited geochemical sampling program conducted in 1999 returned encouraging platinum group metal values.

SPRUCE MOUNTAIN, WYOMING

     LOCATION AND ACCESS. The Spruce Mountain platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Spruce Mountain property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. We staked 42 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

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     EXPLORATION HISTORY. Spruce Mountain is situated near our Lake Owen property and the northwestern margin of the Lake Owen layered ultramafic/mafic intrusive complex and is surrounded to the north by the New Rambler and Centennial West platinum group metals districts, and to the west by the Mullen Creek layered ultramafic/mafic intrusion. Historically, exploration has been conducted in the region for gold, silver, base metals and platinum group metals.

     GEOLOGY AND MINERALIZATION. Our claims are located on a platinum group metals occurrence within mafic intrusives along an interpreted northwest to east-west trending structural zone. The area is characterized by intense shearing and hydrothermal alteration, which apparently concentrated the platinum group metals that were present in the surrounding mafic host rocks.

CENTENNIAL WEST, WYOMING

     LOCATION AND ACCESS. The Centennial West platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Centennial West property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by paved highways and gravel roads.

     LAND STATUS. We staked 179 unpatented mining claims in this area in September 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Exploration has occurred throughout this area historically, and small amounts of platinum group metals were produced by placer mining from drainages.

     GEOLOGY. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.

DOUGLAS CREEK, WYOMING

     LOCATION AND ACCESS.The Douglas Creek platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Douglas Creek property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by unimproved roads.

     LAND STATUS. We staked 34 unpatented mining claims in this area in October 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY.Exploration has occurred throughout this area historically, and minor gold and platinum group metals placer mining has occurred in several drainages in the area.

     GEOLOGY AND MINERALIZATION. Mafic, ultramafic and metamorphic rocks overlie and host several known hydrothermal platinum group metal occurrences in dikes, veins and shear zones. Placer gold and platinum group metals are present in several streams that drain the area.

KEYSTONE, WYOMING

     LOCATION AND ACCESS.The Keystone platinum group metals property is located in Albany County, Wyoming, in the Medicine Bow-Routt National Forest. The Keystone property is approximately 35 miles southwest of Laramie, Wyoming and can be reached by unimproved roads.

     LAND STATUS. We staked 121 unpatented mining claims in this area in October 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY.Exploration has occurred throughout this area historically, and minor gold and platinum group metals placer mining has taken place in drainages in the area.

     GEOLOGY AND MINERALIZATION. Our claims are located on the eastern portion of the Mullen Creek layered intrusive complex, which consists of strongly deformed and metamorphosed mafic and ultramafic rocks. The area is situated on the southwest portion of the New Rambler mining district.

VANGUARD, MONTANA

     LOCATION AND ACCESS. The Vanguard platinum group metals property, formerly named Lady of the Lake, is located on Bureau of Land Management land in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.

     LAND STATUS. In early 2000, we located 121 unpatented mining claims in the Lady of the Lake layered iron-magnesium-rich complex. We own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Vanguard area was initially mapped and geochemically sampled in the mid 1980s by a small exploration company. Our review of the results of that program indicates the existence of anomalous platinum, palladium and gold values throughout the district. In 1987, that company staked unpatented mining claims, which covered the known anomalous mineralization. Shortly thereafter, a third party who had leased the claim group began a surface mapping and sampling program. After approximately one year, the lease was terminated, and the original locator continued to perform exploration work on the claims sporadically during the 1990s. The claims were abandoned prior to the location of our claims. Our claim block covers the same ground that had been covered by the previous claims.

     GEOLOGY AND MINERALIZATION. The Vanguard property is a platinum-palladium-gold occurrence hosted in an iron-magnesium-rich layered intrusive complex that is approximately 1,500 feet thick. Three zones, from bottom to top, characterize this layered complex. The lowermost zone is formed of coarse-grained, dark, chrome-iron-magnesium-rich rocks, and the rocks become progressively lighter in color, less rich in iron and magnesium and more soda and lime enriched towards the top.

     A large body of granite of Cretaceous age intersects portions of the complex, and geologic mapping evidence suggests that this intrusive may represent a possible border phase of the granite itself. Sulfides in the layered intrusive complex consist of pyrite and chalcopyrite, which were probably formed with the rocks. These sulfides are also concentrated in younger hydrothermal veins. A third type of sulfide occurrence is observed as a "reef" zone. The highest platinum group metals values are associated with the middle portion of the complex and the sulfide reef. The reef is poorly exposed, but where it crops out, the zone ranges in thickness from five to ten feet. Select samples collected from the sulfide reef showed encouraging platinum and gold mineralization.

INTREPID, MONTANA

     LOCATION AND ACCESS. The Intrepid platinum group metals property is comprised of eight unpatented mining claims located within the Vanguard claim block in Madison County, Montana. The property is approximately 12 miles northeast of Sheridan and is accessible only by helicopter or trail.


     LAND STATUS. In March 2000, we entered into a three year lease and option agreement under which we have the right to acquire a 100% interest in the Intrepid claims. Upon entering into the agreement, we paid the claim owners $5,800 and 100,000 shares of common stock. Under this agreement, we are obligated to incur exploration expenditures of not less than $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In
addition, we must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 each year thereafter. In March 2001, we agreed with the claim holders to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, we issued to the claim holders 3,000 shares of common stock with an aggregate value of $2,340. The May 11 payment has not been made, and we have requested an extension.


     During the option period, the Intrepid claims are subject to a net smelter royalty of 3% of all ores produced and sold from the Intrepid claims. We have the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. We have agreed to issue an additional 100,000 shares to the claim holders if the Company has not terminated the agreement by November 2001.

     EXPLORATION HISTORY. The Intrepid claims are located within the Vanguard claim block. See "-Vanguard, Montana - Exploration History."


     GEOLOGY AND MINERALIZATION. The Intrepid claims are located within the Vanguard claim block. See "-Vanguard, Montana - Geology and Mineralization."


MCCORMICK CREEK, MONTANA

     LOCATION AND ACCESS. The McCormick Creek platinum group metals property is located in northwest Missoula County, Montana, approximately 34 miles northwest of Missoula. McCormick Creek can be reached by public highways and access roads, and an unimproved dirt road.

     LAND STATUS. We located 36 unpatented mining claims in the McCormick Creek area in 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. The history of mineral exploration in the McCormick Creek area is currently unknown.

     GEOLOGY AND MINERALIZATION. The McCormick Creek property is a platinum-palladium-gold occurrence hosted in a mafic dike that intruded altered sediments of the Burke Formation, which is the lowermost section of the Ravalli Group within the Belt Supergroup. The dike at McCormick Creek is one of a series of sub-parallel, repetitious mafic dikes that intruded the Ravalli quartzites throughout the region.

     The mafic dike that occurs on our property is located due south of the past producing Green Mountain copper-gold-platinum mine, which is situated on the Flathead Indian Reservation. The mafic

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dike is possibly similar to, or possibly an extension of, the Green Mountain dike. The dike may be geologically similar with respect to primary sulfide mineralogy and associated platinum group and precious metal mineralization.

STILLWATER COMPLEX CLAIMS, MONTANA

     LOCATION AND ACCESS. The Stillwater Complex Claims platinum group metals property is located in Stillwater County in south central Montana. The claims are situated approximately five miles southeast of Nye, Montana and can be reached by paved highways and gravel roads.

     LAND STATUS. We staked 395 unpatented lode claims in three separate claim blocks in the Stillwater mafic-ultramafic layered intrusive complex in south central Montana from July through October 2000. We own a 100% interest in each of the claim blocks.

     EXPLORATION HISTORY. Johns-Manville Corporation geologists discovered palladium and platinum in this area, approximately one mile from our claims, during the early 1970s. This discovery was developed as the Stillwater mine, which is the largest producer of platinum group metals in North America.

     GEOLOGY AND MINERALIZATION. Our claims are located within the Stillwater mafic-ultramafic layered intrusive complex and present a number of platinum group metal targets including chromite "reef"-type occurrences, basal massive sulfide deposits containing nickel, copper and platinum group metals, and hydrothermal-type targets.

PETER LAKE, SASKATCHEWAN, CANADA

     LOCATION AND ACCESS. The Peter Lake platinum group metals property, formerly named Reindeer Lake, is located near Peter Lake in northern Saskatchewan, Canada, approximately 190 air miles north/northeast from La Ronge, Saskatchewan. The property is accessible only by airplane or helicopter.

     LAND STATUS. The Peter Lake property consists of five mining claim units covering approximately 27,000 hectares, or 67,000 acres, or about 100 square miles. We own 100% of the mining claim units.

     EXPLORATION HISTORY. The Peter Lake claims are a portion of the Peter Lake intrusive complex. In 1982, exploration geologists discovered platinum and palladium-bearing sulfides in this area. During the mid-1980s, additional exploration revealed that the lower gabbroic sequence contained platinum-palladium-copper-nickel occurrences spread over a strike length of approximately 81 miles. Additional exploration work was completed this year by another company.

     GEOLOGY AND MINERALIZATION. The Peter Lake complex, with a length of 180 kilometers (approximately 112 miles) and a width of 30 kilometers (approximately 19 miles), is one of the largest layered complexes in the world. The Peter Lake complex represents reef type platinum group metals mineralization that has undergone some metamorphism and hydrothermal remobilization.

     Two types of mineralization are present in the Archaean aged Peter Lake layered complex. The lowermost sequence of the complex consists of primarily cumulate layering of anorthosite and pyroxenite with sulfides concentrated at the lithological boundaries. Metamorphism has altered pyroxenes to amphiboles and obliterated much of the layering. The thickness of this zone is approximately 2 kilometers. An upper sequence separated by a gneissic and granitic zone shows, in its basal part, textures

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that include marginal mixed magma textures, inclusion breccia zones and plagioclase-hornblende veinlets, as well as hosting ultramafic and mafic dykes. The upper sequence has a width of over 1.5 kilometers.

HARD ROCK JOHNSON, NEVADA

     LOCATION AND ACCESS. The Hard Rock Johnson platinum group metals property is located on Bureau of Land Management land in Clark County, Nevada, approximately 25 miles southwest of the town of Mesquite. The property is accessible by a gravel road.

     LAND STATUS. We located 13 unpatented mining claims in this area in 1999 and early 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. The Hard Rock Johnson property is located along the northern flank of the Virgin Mountains within the Bunkerville (Copper King) Mining District. Two principal copper and precious metals mines, the Key West and Great Eastern, have been worked sporadically from the 1890s, when copper was discovered in the area. A third party currently controls the 140 acres of patented land and eight unpatented lode claims that encompass the Key West and Great Eastern mines, adjoining our mining claims. Our claims cover the on-strike extension of the mineralized zone to the northeast.

     GEOLOGY AND MINERALIZATION. The Hard Rock Johnson property is located within the historic Bunkerville Mining district, which produced platinum, palladium, gold, silver, copper, lead, nickel, tungsten and cobalt. The claims are situated within a northeast-trending belt of gneiss and schist that is crosscut by fault zones and intruded by irregular, coarse grained dikes. Precious and base metal mineralization is hosted within dikes that occur throughout the project area.

     The zone of mineralization is over 2,000 feet wide and extends at least two miles in strike length along a north 70 degrees east structural zone that is parallel to the regional metamorphic foliation. The primary sulfides associated with platinum group metals are chalcopyrite, pyrite, pyrrhotite, and magnetite, which occur as disseminated grains and pods throughout the dikes. Platinum and nickel are most likely associated with magmatic pyrite.

WILLOW SPRINGS, NEVADA

     LOCATION AND ACCESS. The Willow Springs platinum group metals property is located in Nye County, Nevada. The Willow Springs property is approximately 30 miles north of Tonopah, Nevada and can be reached by paved highways and gravel roads.

     LAND STATUS. We staked 31 unpatented lode claims in this area during March 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Several shafts and prospects dating from the 1800s are present in the area.

     GEOLOGY AND MINERALIZATION. Our claim area contains mafic-ultramafic rocks that are surrounded by sediments. The area hosts anomalous nickel and copper mineralization over a three-mile strike length, part of which is on our claims, that occurs as stains and disseminations within the mafic and sedimentary rocks. Reconnaissance geochemical samples collected by us during 2000 returned anomalous platinum group metal values.

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POLE CORRAL, CALIFORNIA

     LOCATION AND ACCESS. The Pole Corral platinum group metals property is located on Bureau of Land Management land in Tehema County, California, approximately 18 miles southwest of Platina, California. The property is accessible by paved highways and unimproved dirt roads.

     LAND STATUS. We located 79 unpatented mining claims in this area in mid-2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. Pole Corral is situated within the Rattlesnake Terrain of the Klamath Mountains geologic province. Within the Pole Corral project area, sporadic exploration and mining have occurred throughout the 1900s, as indicated by the prospect pits and small mines which we encountered. During our preliminary geochemical sampling program, we found encouraging platinum group metals mineralization.

     GEOLOGY AND MINERALIZATION. The Pole Corral property is a platinum-rhodium-ruthenium-iridium occurrence hosted in mafic rocks of the Rattlesnake Terrain. Podiform and disseminated chromite have been encountered on our property and throughout the region. Zoned felsic intrusives comprise the margins of the mafic rocks and are also manifest as pegmatoids within the project area.

CISCO BUTTE, CALIFORNIA

     LOCATION AND ACCESS. The Cisco Butte platinum group metals property is located in Nevada County, California. The Cisco Butte property is approximately 50 miles northwest of the town of Red Bluff, and can be reached by paved interstate highway and gravel roads.

     LAND STATUS. We staked 33 unpatented lode claims in this area during September 2000 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. No evidence of previous exploration was observed within our claim block.

     GEOLOGY AND MINERALIZATION. Our claims are located on the eastern portion of the Emigrant Gap mafic-ultramafic terrain, which measures approximately 14 miles long and five miles wide. Samples collected during initial reconnaissance activities detected anomalous platinum group metals mineralization within mafic-ultramafic rocks.

SHAMROCK, OREGON

     LOCATION AND ACCESS. The Shamrock platinum group metals property is located on Bureau of Land Management land in Jackson County, Oregon, approximately 21 miles northwest of the city of Medford. The property is accessible by unimproved dirt roads.

     LAND STATUS. We located five unpatented mining claims in this area in mid-1999 and own a 100% interest in the claim block.

     EXPLORATION HISTORY. During the first half of the 20th century, the Shamrock property area was explored for mercury, copper and nickel.

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     The U.S. Bureau of Mines conducted extensive exploration and development of the nickel-copper-cobalt mineralization in 1949 and 1950. This work included the construction of 4,000 feet of mine access roads, rehabilitating two adits, driving approximately an additional 400 feet of drifts and crosscuts, drilling eleven diamond core drill holes totaling approximately 3,400 feet, excavating five exploration bulldozer trenches, and conducting extensive auger-hole sampling and metallurgical testing.

     The U.S. Bureau of Mines encountered anomalous platinum group metals mineralization in drill hole composite samples and delineated two small, near surface base metal ore deposits. The Bureau reported assay results from a bulk metallurgical sample of 0.030 ounce per ton platinum, 1.3% nickel, 1.1% copper, and 0.07% cobalt.

     The U.S. Bureau of Mines mapped the surface exposure of sulfide mineralization, which extends for at least 200 feet long and 200 feet deep, and ranges from about five to 38 feet wide. The Bureau also discovered a four foot wide zone of nickel sulfide mineralization at the base of a road cut 500 feet southwest from the main norite dike. This sulfide zone may represent a parallel, mineralized mafic dike that has not yet been evaluated.

     During the mid 1980s, Freeport Exploration investigated the Shamrock property for its platinum group metals potential. Freeport staked approximately 40 lode claims, conducted geologic mapping, surface and underground sampling, and completed about nine miles of ground magnetic surveys. In June 1999, we staked our five lode claims on ground where Freeport had located its drill holes, and we conducted limited surface and underground geologic mapping and sampling. All of our underground samples returned encouraging precious and base metal mineralization.

     GEOLOGY AND MINERALIZATION. The Shamrock property is a platinum group metals, gold, copper, nickel, and cobalt occurrence associated with dikes that intrude rocks of the May Creek Formation. The May Creek Formation is composed of quartz-mica schist, iron-magnesium-rich schist/gneiss, and highly altered quartzite. Various intrusive rocks are also present on the property.

     Platinum group metals, gold, nickel, copper, and cobalt are probably hosted in magmatic pyrite and other sulfide minerals. These sulfides may comprise as much as 40% of the rock and occur as disseminations, blebs, and masses within the tabular, course-grained, highly altered dikes. Weak but pervasive sulfide mineralization is also disseminated throughout most of the adjacent May Creek Formation.

OTHER PROPERTIES

     During the year ended September 30, 1998, we purchased, through the issuance of 150,000 shares of common stock, the Rae Wallace Company, which owned four patented mining claims located just north of Anchorage, Alaska. In May 1999, we sold the Rae-Wallace Company to another exploration company for $20,000 and retained a 2.5% net smelter return production royalty on the production of minerals from the property.

     We have recently sold, or are holding for sale the other properties described below, which had been acquired for their potential for minerals other than platinum group minerals.


     o In July 2000, we sold 15 unpatented mining claims in Kootenai County, Idaho, comprising the Silver Strand property to New Jersey Mining Company in exchange for 50,000 shares of its common stock valued at $5,000 and its commitment to spend a total of $200,000 on exploration of the property over the three year period ending in July 2003. We also retained a

          1.5% net smelter return production royalty, decreasing to 0.5% once we have received payments totaling $50,000, on the production of minerals from the Silver Strand property. During the three year period, we may reacquire the property if New Jersey Mining Company does not complete the required expenditures or chooses to terminate the purchase agreement. We owned approximately 8% of the common stock of New Jersey Mining Company at the time of this transaction. We have subsequently sold all of our New Jersey common stock. Kurt Hoffman, our President, Chief Executive Officer and a director, is a director of New Jersey Mining Company. Fred Brackebusch, the President, Treasurer, and a director and majority owner of New Jersey Mining Company, was one of our directors until March 2001.


     o We are holding the Pyramid property, consisting of five unpatented mining claims in Churchill County, Nevada, for sale. From time to time, we conduct discussions regarding the sale of the property with parties who have expressed an interest or whom we believe may have an interest in the property.

OUR EXPLORATION PROCESS

     Our exploration program is designed to acquire, explore and evaluate exploration properties in an economically efficient manner. We have not at this time identified or delineated any platinum group metals reserves on any of our properties.

     Our current focus is primarily on the acquisition of additional exploration properties. As indicated above, we have formulated specific exploration plans for our Lake Owen property. Subject to our ability to raise the necessary funds, we intend to implement an exploration program that may cover some or all of our other properties at various times as we deem prudent.

     We expect our exploration work on a given property to proceed generally in three phases. Our first phase typically begins with research of the available geologic literature, as well as personal interviews with geologists, mining engineers and others familiar with the prospect sites. When the research is completed, we augment this initial work with geologic mapping, geophysical testing and geochemical testing of our claims. We examine any existing workings, such as trenches, prospect pits, shafts or tunnels. If we identify an apparent mineralized zone and are able to narrow it down to a specific area, we begin trenching the area. Trenches are generally approximately 150 feet in length and 10 to 20 feet wide. These dimensions allow for a thorough examination of the surface of the vein structure types that we would expect to encounter at our properties. They also allow for efficient reclamation, re-contouring and re-seeding of disturbed areas. Once excavation of a trench is completed, samples are taken and analyzed for economically potential minerals that are known to have occurred in the area in question. Careful interpretation of the data collected from the various tests assists us in determining whether a prospect has current economic potential and whether further exploration is warranted.

     Subject to obtaining the necessary permits in a timely manner, the first phase can typically be completed on an individual property in several months at a cost of less than $300,000. We have completed research on and examination of each of our properties, and have commenced geophysical work and sampling on our Lake Owen property.

     Our second phase would involve an initial examination of the underground characteristics of mineralization that has been identified at any particular property during the first phase of the exploration program. This phase is intended to identify any mineral deposits of potential economic importance. The methods employed would include:

     o    more detailed geologic mapping;

     o    more advanced geochemical and geophysical surveys;

     o    more extensive trenching; and

     o    exploration drilling.

     Subject to obtaining the necessary permits in a timely manner, the second phase can typically be completed on an individual property in six to nine months at a cost of less than $1 million. None of our properties has reached the second phase.


     Our third phase would be aimed at precisely defining depth, width, length, tonnage and value per ton of any deposit that has been identified. We would accomplish this through development drilling, metallurgical testing, and obtaining other pertinent technical information required to define an ore reserve and complete a feasibility study. Depending upon the nature of the particular deposit, the third phase on any one property could take one to five years or more and cost up to $20,000,000 or more.


     We intend to explore and develop our properties ourselves, although our plans could change depending on the terms and availability of financing and the terms or merits of any joint venture proposals.

                            ENVIRONMENTAL COMPLIANCE

     Our primary cost of complying with applicable environmental laws during exploration is likely to arise in connection with the reclamation of drill holes and access roads. Drill holes typically can be reclaimed for nominal costs, although the Bureau of Land Management recently promulgated new surface management regulations which may significantly increase those costs on Bureau of Land Management lands. Access road reclamation may cost up to $50,000 to $100,000 if roadbuilding has been done, and those costs too are likely to increase as the result of the new Bureau of Land Management regulations. As we are currently in the exploration stage on all of our properties, reclamation costs have not yet been incurred.

                                    EMPLOYEES


     Currently, we have seven employees, six of whom are full time.


                                  RISK FACTORS

     An investment in Trend Mining involves a high degree of risk. Investors and prospective investors should consider carefully the following risk factors, in addition to all of the other information in this registration statement.

NO PRODUCTION HISTORY SINCE THE 1980S - WE HAVE NOT MINED ANY PLATINUM GROUP METALS.


     While we were originally incorporated in 1968, our company has no history of producing platinum group metals. We have not developed or operated a mine since the 1980s, and we have no operating history upon which an evaluation of our future success or failure can be made. Our ability to achieve and maintain profitable mining operations is dependent upon a number of factors, including:


     o    our ability to locate an economically feasible mineral property; and

     o our ability to successfully build and operate mines, processing plants and related infrastructure.

     We are subject to all the risks associated with establishing new mining operations and business enterprises. There can be no assurance that we will successfully establish mining operations or profitably produce platinum group or other metals at any of our properties.

HISTORY OF LOSSES - WE EXPECT LOSSES TO CONTINUE FOR AT LEAST THE NEXT THREE YEARS.


     As an exploration company that has no recent production history, we have incurred losses since the inception of our current exploration activities in 1998. We expect to continue to incur additional losses for at least the next three years due to expenses associated with the research, exploration and development of our mineral properties. As of March 31, 2001, we had an accumulated deficit of approximately $6,367,000. There can be no assurance that we will achieve or sustain profitability in the future.


WE ARE SUBJECT TO ALL OF THE RISKS INHERENT IN THE MINING INDUSTRY.

     As an exploration stage company, our work is highly speculative and involves unique and greater risks than are generally associated with other businesses. There can be no assurance that any of our properties contain a commercially viable ore body or reserves until additional exploration work is done and an evaluation based on such work concludes that development of and production from the ore body is technically, economically and legally feasible. We are subject to all of the risks inherent in the mining industry, including, without limitation, the following (some of which we discuss in more detail below):

     o Success in discovering and developing commercially viable quantities of minerals is the result of a number of factors, including the quality of management, the interpretation of geological data, the level of geological and technical expertise and the quality of land available for exploration;

     o Exploration for minerals is highly speculative and involves substantial risks, even when conducted on properties known to contain significant quantities of mineralization, and most exploration projects do not result in the discovery of commercially mineable deposits of ore;

     o Operations are subject to a variety of existing laws and regulations relating to exploration and development, permitting procedures, safety precautions, property reclamation, employee health and safety, air and water quality standards, pollution and other environmental protection controls, all of which are subject to change and are becoming more stringent and costly to comply with;

     o A large number of factors beyond our control, including fluctuations in metal prices and production costs, inflation, the proximity and liquidity of precious metals markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection, and other economic conditions, will affect the economic feasibility of mining;

     o Once mineralization is discovered, it may take several years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change;

     o Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities; and

     o If we proceed to development of a mining operation, our mining activities would be subject to substantial operating risks and hazards, including metal bullion losses, environmental hazards, industrial accidents, labor disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit-wall failures, flooding, rock falls, periodic interruptions due to inclement weather conditions or other unfavorable operating conditions and other acts of God. Some of these risks and hazards are not insurable or may be subject to exclusion or limitation in any coverage which we obtain or may not be insured due to economic considerations.

OUR ACTIVITIES ARE SUBJECT TO ENVIRONMENTAL LAWS AND REGULATIONS WHICH MAY MATERIALLY AFFECT OUR FUTURE OPERATIONS.

     We, like other exploration companies doing business in the United States and Canada, are subject to a variety of federal, provincial, state and local statutes, rules and regulations designed:

     o to protect the environment, including the quality of the air and water in the vicinity of exploration, development and mining operations;

     o to remediate the environmental impacts of those exploration, development and mining operations;

     o    to protect and preserve wetlands and endangered species; and

     o to mitigate negative impacts on certain archeological and cultural sites.

     We are required to obtain various governmental permits to conduct exploration at our properties. Obtaining the necessary governmental permits is often a complex and time-consuming process involving numerous U.S. or Canadian federal, provincial, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within our control. In the context of permitting, including the approval of reclamation plans, we must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. Currently, three or four months are generally required to obtain the necessary permits required to conduct small-scale drilling operations. New surface management regulations recently finalized by the Bureau of Land Management will increase this period on Bureau of Land Management lands. The failure to obtain certain permits, the adoption of more stringent permitting requirements or the imposition of extensive conditions upon the implementation of certain permits could have a material adverse effect on our business, operations and prospects.


     Federal legislation and implementing regulations adopted and administered by the U.S. Environmental Protection Agency, Forest Service, Bureau of Land Management, Fish and Wildlife Service, Army Corps of Engineers, Mine Safety and Health Administration, and other federal agencies, and legislation such as the federal Clean Water Act, Clean Air Act, National Environmental Policy Act, Endangered Species Act and Comprehensive Environmental Response, Compensation and Liability Act, have a direct bearing on U.S. exploration, development and mining operations. For example, new Bureau of Land Management surface management regulations applicable to activities and operations on unpatented mining claims became effective on January 20, 2001. Those new regulations make small-scale (disturbing less than 5 acres of surface) exploration activities more expensive, by requiring bonding in the amount of 100% of the anticipated reclamation costs. Larger-scale exploration activities (disturbing 5 acres of surface or more) would require the preparation and approval of a formal plan of operation. The enactment of these new regulations will make the process for preparing and obtaining approval of a plan of operation much more time consuming, expensive, and uncertain. New plans of operation will be required to (i) include detailed baseline environmental information, (ii) address how detailed reclamation performance standards will be met, (iii) go through the environmental assessment or impact process required under the National Environmental Policy Act (which could cost $80,000 or more per large-scale exploration program), and (iv) go through a 30-day public comment period prior to approval. In addition, all activities for which plans of operation are required will be subject to a new standard of review by the Bureau of Land Management, which must make a finding that the conditions, practices or activities do not cause substantial irreparable harm to significant scientific, cultural, or environmental resource values that cannot be effectively mitigated. This standard has never before been applied to activities involving unpatented mining claims on public lands. Due to the uncertainties inherent in the permitting process, and particularly as a result of the enactment of the new regulations, we cannot be certain that we will be able to timely obtain required approvals for proposed activities at any of our properties in a timely manner, or that our proposed activities will be allowed at all.


     These federal initiatives are often administered and enforced through state agencies operating under parallel state statutes and regulations. Although some mines continue to be approved for development in the United States, the process is increasingly cumbersome, time-consuming, and expensive, and the cost and uncertainty associated with the permitting process could have a material effect on exploring, developing or mining our properties. We expect that laws and regulations designed to minimize the impact of exploration, development and mining activities on the environment and human health and safety will likely have a similar effect on any activities we undertake in Canada.

     Compliance with statutory environmental quality requirements described above may require significant capital outlays, significantly affect our earning power, or cause material changes in our intended activities. No assurance can be given that environmental standards imposed by either federal, state or local governments will not be changed or become more stringent, which could materially and adversely affect our proposed activities.

TITLE TO OUR MINERAL PROPERTIES MAY BE DEFECTIVE AND MAY BE CHALLENGED.

     Our interests in our properties located in the United States are in the form of unpatented mining claims. Unpatented mining claims are unique property interests, in that they are subject to the paramount title of the United States of America and rights of third parties to certain uses of the surface and to non-locatable minerals within their boundaries, and are generally considered to be subject to greater title risk than other real property interests. The validity of all unpatented mining claims is dependent upon inherent uncertainties and conditions. These uncertainties relate to matters such as:

     o The existence and sufficiency of a discovery of valuable minerals, required under the U.S. 1872 Mining Law to establish and maintain a valid unpatented mining claim;

     o Proper posting and marking of boundaries in accordance with the 1872 Mining Law and applicable state statutes;

     o Whether the minerals discovered were properly locatable as a lode claim or a placer claim;

     o Whether sufficient annual assessment work has been timely and properly performed; and

     o Possible conflicts with other claims not determinable from descriptions of record.


     The validity of an unpatented mining claim also depends on the claim having been located on unappropriated federal land open to appropriation by mineral location, compliance with the 1872 Mining Law, the Federal Land Policy and Management Act of 1976 and applicable state statutes in terms of the contents of claim location notices or certificates and the timely filing and recording of the same, and timely payment of annual claim maintenance fees (and the timely filing and recording of proof of such payment). In the absence of a discovery of valuable minerals, the ground covered by an unpatented mining claim is open to location by others unless the owner is in actual possession of and diligently working the claim. There can be no assurance that the unpatented mining claims we own or control are valid or that the title to those claims is free from defects. There also can be no assurance that the validity of our claims will not be contested by the federal government or challenged by third parties.


LEGISLATIVE AND ADMINISTRATIVE CHANGES TO THE MINING LAWS COULD MATERIALLY ADVERSELY AFFECT OUR FUTURE EXPLORATION, DEVELOPMENT OR MINING ACTIVITIES.


     New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations, could have a material adverse impact on our ability to conduct exploration, development and mining activities. For example, during the 1999 legislative session, legislation was considered in the U. S. Congress which proposed a number of modifications to the Mining Law of 1872, which governs the location and maintenance of unpatented mining claims and related activities on federal land. Among these modifications were proposals which would have imposed a royalty on production from unpatented mining claims, increased the cost of holding and maintaining such claims, and imposed more specific reclamation requirements and standards for operations on such claims. None of these proposed modifications was enacted into law. The same or similar proposals may be considered by Congress this year or in the future. In addition, as discussed above, new Bureau of Land Management regulations become effective on January 20, 2001 which govern surface activities (including reclamation and financial assurance requirements) on unpatented mining claims (other than those located in a National Forest, which are governed by separate, but similarly stringent, Forest Service regulations). Those regulations are more stringent than the previous regulations, may result in a more detailed analysis of and more challenges to the validity of existing mining claims, will impose more complex permitting requirements earlier in the exploration process, and will be more costly and time-consuming to comply with than existing regulations.


USE OF THE SURFACE OF OUR UNPATENTED MINING CLAIMS IS SUBJECT TO REGULATION WHICH COULD MATERIALLY ADVERSELY AFFECT OUR ACTIVITIES.


     Any activities we conduct on the surface of our unpatented mining claims are subject to compliance with and may be constrained or limited by Bureau of Land Management or Forest Service surface management regulations (in addition to the environmental and other statutes and regulations discussed above). In addition, there are limits to the uses of the surface of unpatented mining claims, particularly for the types of facilities which would be ancillary to our mining operations, and both the Bureau of Land Management and the Forest Service have some degree of discretion in allowing the use of federal lands that might adjoin any of our unpatented mining claims for surface activities which we would need for exploration, development and mining operations. Recently, for example, the Forest Service adopted a "Roadless Initiative" which prohibits the construction of new roads or the re-construction of existing roads in 43 million acres of inventoried roadless areas within the National Forest System, excluding additional acreage in Alaska. All of our Wyoming properties (Lake Owen, Spruce Mountain, Albany, Centennial West, Douglas Creek and Keystone) and our claims in the Stillwater Complex in Montana are located in the National Forest and may be impacted by this new policy. As a result, there can be no guarantee that we will be able to obtain the access necessary to conduct required exploration, development or ultimately mining activities on those properties. In addition, to the extent we progress towards the development of a mine at any of our properties, there can be no assurance that sufficient surface land will be available for the ancillary facilities necessary to develop the mine.


WE CANNOT INSURE AGAINST ALL OF THE RISKS ASSOCIATED WITH MINING.

     We currently are not insured against most commercial losses or liabilities which may arise from our exploration and other activities. Even if we obtain additional insurance in the future, we may not be insured against all losses and liabilities which may arise from our activities, either because such insurance is unavailable or because we have elected not to purchase such insurance due to high premium costs or for other reasons.

WE MAY NOT BE ABLE TO RAISE THE FUNDS NECESSARY TO EXPLORE AND DEVELOP OUR MINERAL PROPERTIES.

     We need to seek additional financing from the public or private debt or equity markets to continue our business activities. We have borrowed from our principal shareholder to fund certain of our activities. There can be no assurance that our principal shareholder will continue to advance funds to us or that our efforts to obtain financing will be successful. We will need to seek additional financing to complete our exploration and development of any target properties, should the exploration program prove a property to be worth developing. Sources of such external financing include future debt and equity offerings, and possible joint ventures with another exploration or mining company. There can be no assurance that additional financing will be available on terms acceptable to us. The failure to obtain such additional financing could have a material adverse effect on our results of operations and financial condition. There can be no assurance that we will be able to secure the financing necessary to retain our properties or to sustain exploration activities in the future.


     In addition, Mr. Kaplan, our principal shareholder, holds the outstanding share of Series A preferred stock. The terms of the Series A preferred stock provide that each issuance by us of common stock, preferred stock, options, warrants or other equity securities, which may be necessary or desirable to raise additional financing on acceptable terms, would require the written consent of Mr. Kaplan or the then current holder of the Series A preferred stock. Under certain circumstances, Electrum LLC, which beneficially owns approximately 23 percent of our outstanding common stock, and Asher Edelman, who beneficially owns approximately 16 percent of our outstanding common stock, would be permitted to acquire the Series A preferred stock currently held by Mr. Kaplan. There can be no assurance that we will be able to obtain the required consent of the holder of the Series A preferred stock.


COMPETITION - WE COMPETE AGAINST LARGER, BETTER FINANCED AND MORE EXPERIENCED COMPANIES.

     The exploration industry is very competitive. Exploration companies compete to obtain and to evaluate exploration prospects for their drilling, exploration, development, and, ultimately, mining potential. We encounter competition from both larger, better financed companies, such as Stillwater Mining Company, and other similarly-situated junior mining companies in connection with the acquisition of properties with the potential of profitably producing platinum group metals. There can be no assurance that such competition, although customary in the industry, will not result in delays, increased costs, or other types of negative consequences affecting us, or that our planned exploration program will yield commercially mineable ore reserves.

WE DEPEND ON THE SERVICES OF KEY PERSONNEL.

     The success of our exploration program will depend, in part, on our ability to retain our existing employees, and on our ability to hire such additional employees, temporary employees and consultants as are necessary to complete each phase of our planned exploration program. No assurance can be given that we will be successful in our efforts in either of these areas.

VOLATILITY OF METALS PRICES - OUR PROFITABILITY AND VIABILITY WILL BE AFFECTED BY CHANGES IN THE PRICES OF METALS.

     To the extent we are able to identify ore reserves, our ability to develop those reserves and conduct profitable mining operations will be greatly influenced by the prices of the platinum group metals. These prices fluctuate widely and are affected by numerous factors beyond our control, including:

     o    expectations for inflation;

     o    the strength of the United States dollar;

     o    global and regional supply and demand; and

     o political and economic conditions and production costs in major platinum group metals producing regions of the world, particularly Russia and South Africa.

     The aggregate effect of these factors on metals prices is impossible for us to predict. In addition, the prices of platinum group metals sometimes are subject to rapid short-term and/or prolonged changes because of speculative activities. The current demand for and supply of platinum group metals affect platinum group metal prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of platinum group metals primarily consists of new production from mining. If the prices of platinum group metals are, for a substantial period, below our foreseeable cost of production, we could determine that it is not economically feasible to continue the development of our projects.

WE HAVE NEVER PAID DIVIDENDS ON OUR COMMON STOCK.

     We have never paid any dividends on our Common Stock, and it is not anticipated that dividends will be declared in the foreseeable future.

POTENTIAL FUTURE SALES PURSUANT TO RULE 144 COULD DEPRESS OUR STOCK PRICE AND ADVERSELY AFFECT OUR ABILITY TO RAISE ADDITIONAL EQUITY FINANCING.


     Of our outstanding shares of common stock as of May 15, 2001, substantially all are currently "restricted securities," as that term is defined in Rule 144 under the Securities Act. In general, under Rule 144 a person who has satisfied a one-year holding period may sell limited numbers of shares. Rule 144 also permits the sale of shares without any volume limitation, by persons who are not our affiliates and who have beneficially owned the shares for a minimum period of two years. As of May 15, approximately 8.2 million shares, or 44%, of our outstanding common stock, has been held for one year or more and may be sold in compliance with Rule 144 limitations, including volume limitations, and approximately 2.8 million shares, or 15%, of our outstanding common stock has been held for two years or more by persons who are not our affiliates and thus may be sold without limitations under Rule 144.

The possible sale of these restricted shares may have a depressive effect on the price of our securities and such sales, if substantial, might also adversely affect our ability to raise additional equity capital.



     Over the next twelve months, approximately 13.2 million shares may be sold in limited quantities, and approximately 5.3 million shares may be sold without quantity limitations.


FUTURE ISSUANCES OF ADDITIONAL COMMON STOCK COULD DILUTE THE OWNERSHIP INTERESTS OF INVESTORS.


     Under our current Delaware certificate of incorporation, we have 100,000,000 authorized shares of common stock and are authorized to issue 20,000,000 shares of preferred stock by action of the Board of Directors without stockholder approval. Our Board of Directors will have the power to issue such shares, subject, in some instances, to shareholder approval. Any additional issuance by us from our authorized but unissued shares would have the effect of diluting the interests of investors.


THE PUBLIC MARKET FOR OUR COMMON STOCK IS THINLY TRADED AND LACKS LIQUIDITY, WHICH MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     At present, our common stock is traded under the symbol "TRDM" on the "pink sheets" maintained by Pink Sheets LLC. This market is thinly traded and lacks the liquidity of other public markets with which some investors may have more experience. There is no assurance that a more liquid trading market will develop or, if developed, would be sustained. A purchaser of shares may, therefore, be unable to resell any securities should he or she desire to do so. Furthermore, it is unlikely that a lending institution would accept our securities as pledged collateral for loans unless a regular trading market develops.

THE UNITED STATES PENNY STOCK RULES MAY MAKE IT MORE DIFFICULT FOR INVESTORS TO SELL THEIR SHARES.

     Because shares of our common stock will not be quoted on a national securities exchange in the United States, the shares will be subject to rules adopted by the U.S. Securities and Exchange Commission regulating broker-dealer practices in connection with transactions in "penny stocks." These rules require that prior to effecting any transaction in a penny stock, a broker or dealer must give the customer a risk disclosure document that describes various risks associated with an investment in penny stocks, as well as various costs and fees associated with such an investment. It is possible that some brokers may be unwilling to engage in transactions of shares of our common stock because of these added disclosure requirements, which would make it more difficult for stockholders to sell his shares.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This registration statement contains forward-looking statements that involve substantial risks and uncertainties. Investors and prospective investors in our common stock can identify these statements by forward-looking words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "continue" and other similar words. Statements that contain these words should be read carefully because they discuss our future expectations, make projections of our future results of operations or of our financial condition or state other "forward-looking" information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed in the sections captioned "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation," as well as any cautionary language in this registration statement, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements.

Investors and prospective investors in our common stock should be aware that the occurrence of the events described in the "Risk Factors" and "Management's Discussion and Analysis or Plan of Operation" sections and elsewhere in this registration statement could have a material adverse effect on our business, operating results and financial condition.

                             PROPERTY LOCATION MAPS


Map Lake Owen and Albany                     Map Centennial West

Map Spruce Mountain                          Map Douglas Creek

Map Keystone                                 Map McCormick Creek

Map Vanguard/Intrepid                        Map Stillwater Complex

Map Peter Lake Complex                       Map Willow Springs

Map Hardrock Johnson                         Map Pole Corral

Map Shamrock                                 Map Cisco Butte

                                GLOSSARY OF TERMS

AMPHIBOLITE: granular metamorphic rocks.

ANOMALY: a deviation from uniformity or regularity in geophysical or geochemical quantities.

ARCHEAN: geologic age older than 2,500,000 years.

BLEBS: a vesicle, blister or bubble.

BRECCIA: rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CHALCOPYRITE: the main copper ore, which is widely occurring and found mainly in veins.

CIRCULATION DRILL: a rotary drill or rotary percussion drill in which the drilling fluid and cuttings return to the surface through the drill pipe, minimizing contamination.

CRETACEOUS AGE: the geologic age period dating from approximately 68 million years to 142 million years.

CROSS CUTS: a horizontal opening driven from a shaft and (or near) right angles to the strike of a vein or other ore body.

DIAMOND DRILL: a type of rotary drill in which the cutting is done by abrasion rather than by percussion. The hollow bit of the drill cuts a core of rock which is recovered in long cylindrical sections.

DISSEMINATED: fine particles of mineral dispensed through the enclosing rock.

DEVELOPMENT: work carried out for the purpose of opening up a mineral deposit and making the actual extraction possible.

DIKES: a tabular igneous intrusion that cuts across the structures of surrounding rock.

DIP: the angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DRIFTS: a horizontal passage underground that follows along the length of a vein or mineralized rock formation.

EXPLORATION: work involved in searching for ore by geological mapping, geochemistry, geophysics, drilling and other methods.

GABBRO: Dark colored basic intrusive rocks. Intrusive equivalent of volcanic basalt.

GEOCHEMISTRY: study of variation of chemical elements in rocks or soils.

GEOPHYSICS: study of the earth by quantitative physical methods.

GNEISS: a layered or banded crystalline metamorphic rock the grains of which are aligned or elongated into a roughly parallel arrangement.

HYDROTHERMAL: pertaining to hot water, especially with respect to its action in dissolving, re-depositing, and otherwise producing mineral changes within the earth's crust.

INTRUSION/INTRUSIVE: a volume of igneous rock that was injected, while still molten, into the earth's crust or other rocks.

LITHOLOGY: The character of a rock described in terms of its structure, color, mineral composition, grain size and arrangement of its component parts.

MAFIC: Pertaining to or composed dominantly of the ferromagnesian rock-forming silicates; used to describe some igneous rocks and their constituent minerals.

METAMORPHISM: The mineralogical and structural changes in solid rock that have been caused by heat and pressure at depth over time.

MINERALIZATION: the concentration of metals and their compounds in rocks, and the processes involved therein.

NORITE: a course grained igneous rock formed at great depth.

ORE: material that can be economically mined and processed.

ORE BODY: a continuous, well-defined mass of material of sufficient ore content to make extraction economically feasible.

OUTCROP: the part of a rock formation that appears at the earth's surface, often protruding above the surrounding ground.

PYRITE: the most widespread sulfide mineral.

PYROXENITE: any group of minerals.

QUARTZITE: a sedimentary rock consisting mostly of silica sand grains that have been welded together by heat and compaction.

RECLAMATION: the restoration of a site after exploration activity or mining is completed.

SCHIST: a foliated metamorphic rock the grains of which have a roughly parallel arrangement.

SEDIMENTARY ROCKS/SEDIMENTS: rocks resulting from the consolidation of loose sediments of older rock transported from its source and deposited.

SHEAR OR SHEARING: The deformation of rocks by lateral movement along numerous parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SILLS: a near horizontal flat-bedded strata of intrusive rock.

SULFIDE: a metallic mineral containing unoxidized sulphur.

STRIKE: the course or bearing of a vein or a layer of rock.

ULTRAMAFIC: said of an igneous rock composed chiefly of mafic materials.

UNPATENTED MINING CLAIM: a parcel of property located on federal lands pursuant to the U.S. General Mining Law of 1872 and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim.

VEIN: an epigenetic mineral filling the fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock, or a mineral deposit of this form or origin.

                  ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS
                              OR PLAN OF OPERATION


     Our losses for the quarter and six months ended March 31, 2001, were $1,847,130 and $2,657,821, respectively. These losses increased our accumulated deficit as of March 31, 2001 to $6,367,402. Our second quarter loss is due primarily to non-cash charges of $698,039 for financing expenses related to the extension of the exercise period for outstanding common stock warrants and the issuance of new common stock warrants under our loan agreement with Electrum LLC, our major stockholder, and $354,000 for the fair value of options issued to directors, officers and employees during the quarter. We have incurred significantly increased legal and accounting expenses in connection with our registration statement process. Our operating cash deficit totaled $257,741 during the quarter. We have inadequate cash to fund our planned acquisition and exploration activities and other operations during the next 12 months. Such funding uncertainty raises substantial doubts about our ability to continue as a going concern without raising significant additional capital.



     Since February 2000, the exercise by Electrum LLC of its options to acquire our common stock and other private financing have generated approximately $1,381,000 in funds to finance our planned activities. As of May 15, 2001, we have borrowed approximately $485,000 from Electrum LLC, our largest stockholder, to fund our activities pursuant to certain financial arrangements. Electrum has agreed to convert at least $100,000 of the debt to "units," at $1.25 per unit. A unit is comprised of one share of our common stock and a warrant to acquire one share of common stock at an exercise price of $1.50, exercisable through September 30, 2006. In connection with the loan agreements with Electrum, we have granted Electrum warrants to purchase 335,000 shares of our common stock at $1.50 per share, exercisable through September 30, 2006, and we have extended for three years through September 30, 2006 the expiration date of additional warrants to acquire 7,979,761 shares.



     We must seek additional financing from the public or private debt or equity markets to continue our business activities. Under our new Delaware certificate of incorporation, we have 100,000,000 authorized shares of common stock and are authorized to issue 20,000,000 shares of preferred stock. The holder of our Series A preferred stock, currently Mr. Kaplan, has the right to approve all issuances of equity securities. There can be no assurance that Electrum will continue to advance funds to us or that our efforts to obtain additional financing will be successful. If we are unable to raise additional capital, we may have to suspend or cease operations.



     If we are able to raise additional capital on acceptable terms, our primary business objective in 2001 will be to focus on the evaluation and possible acquisition of additional properties which have platinum group minerals potential. We will focus on satisfying the work commitments that are required on the Lake Owen property under the Lake Owen option agreement. We plan to spend from $100,000 to $400,000 during 2001 on claim-staking activities, scientific analyses of existing geologic data, and general exploration activities on the Lake Owen property. In addition, we anticipate spending from

$200,000 to $300,000 on a selected basis on our other existing properties for reconnaissance and detailed exploration work, which may include geological mapping, geochemical sampling, and/or geophysical surveys. We expect to spend from $175,000 to $275,000 on new projects and acquisitions during this period if additional funds are available on acceptable terms for these activities. During the quarter ended March 31, 2001, our exploration expenditures totaled $118,106 and have amounted to $222,150 during the fiscal year to date.



     As of March 31, 2001, we had a net operating loss for federal income tax purposes of approximately $5.0 million. A significant portion of this net operating loss may expire without its being utilized, as we may be unable to begin profitable operations, which would involve moving from being an exploration stage company to a development stage company and finally an operating entity, before its expiration. The net operating loss may be further limited under Internal Revenue Service rules concerning limitations from ownership changes.


                        ITEM 3. DESCRIPTION OF PROPERTIES

     Our interests in our exploration properties are described in Item 1.

     Our executive offices are located at 401 Front Avenue, Suite 1, Second Floor, Coeur d'Alene, Idaho 83814, and our telephone number is (208) 664-8095. We lease our office space under a three- year lease for monthly rent payments of $2,656.

     We also maintain office facilities in Reno, Nevada. We lease this office space under a two-year lease that requires monthly payments of $1,725 until July 2001 and $1,775 until July 2002.

                ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                              OWNERS AND MANAGEMENT


     The following table sets forth as of May 15, 2001 the common stock ownership of the directors, executives officers and each person known by us to be the beneficial owner of five percent or more of our common stock. The percentage of ownership is based on 18,571,770 shares of our common stock outstanding as of May 15, 2001.



                                               NUMBER OF SHARES OF
                                                  COMMON STOCK                 PERCENT OF
NAME AND ADDRESS OF BENEFICIAL OWNER(1)         BENEFICIALLY OWNED               SHARES
DIRECTORS AND EXECUTIVE OFFICERS:
J. Michael Sharratt(2)                                32,500                         *

Jeffrey M. Christian(2)(3)                           210,000                      1.13%

Kurt J. Hoffman(4)                                   614,996                      3.26%

Arthur E. Johnson(2)                                 176,767                         *

Blaze G. Julum(5)                                    503,002                      2.68%

Ishiung J. Wu(2)                                      30,000                         *

Thomas K. Mancuso(6)                                 310,664                      1.66%

Brian L. Miller(7)                                   117,800                         *

All officers and directors as a
group (8 persons)                                  1,995,729                     10.30%

5 PERCENT STOCKHOLDERS:

Thomas S. Kaplan(8)                               13,198,349                     49.88%
c/o William Natbony, Esq
Rosenman & Colin LLP
575 Madison Avenue
New York, NY 10022-2585

Asher B. Edelman(9)                                4,995,500                     24.34%
c/o Edelman Companies
717 Fifth Avenue
New York, NY 10022

General Minerals Corporation(10)                   1,548,895                      8.25%
789 Sherman Street, Suite 600A
Denver, Colorado 80203


-------------------

(1) The address of each such person, unless otherwise noted, is c/o Trend Mining Company, 401 Front Avenue, Suite 1, Second Floor, Coeur d' Alene, Idaho 83814.

(2) These shares include 15,000 shares issuable pursuant to an option exercisable within 60 days.


(3) Mr. Christian directly owns 15,000 shares and has voting and dispositive control with respect to 180,000 shares owned by CPM Group of which he is the sole stockholder.


(4) These shares include 309,300 shares issuable pursuant to an option exercisable within 60 days.

(5) These shares include 196,900 shares issuable pursuant to an option exercisable within 60 days.

(6) These shares include 145,300 shares issuable pursuant to an option exercisable within 60 days.

(7) These shares include 107,800 shares issuable pursuant to an option exercisable within 60 days.


(8) Mr. Kaplan has voting and dispositive control with respect to 1,000,000 shares owned by Tigris Financial Group Ltd. of which he is the sole stockholder. He also, pursuant to a voting trust agreement expiring March 31, 2002, has voting and dispositive control with respect to 4,307,588 shares, warrants exercisable within 60 days to acquire 7,114,761 shares, and the right to acquire within 60 days 388,000 shares and warrants exercisable within 60 days to acquire 388,000 shares, all owned by Electrum LLC. Of the shares of common stock owned by Electrum LLC, 1,000,000 are subject to an option held by Mr. Edelman.

(9) Mr. Edelman directly owns 900,000 shares and has voting and dispositive control with respect to an additional 2,145,500 shares and warrants exercisable within 60 days to acquire 950,000 shares, and the right within 60 days to acquire from Electrum LLC 1,000,000 outstanding shares.

(10) These shares include 200,000 shares issuable pursuant to a warrant exercisable within 60 days.

*    Amount shown as less than 1 percent.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth information concerning our directors and executive officers.

        NAME                       AGE       POSITION
        ----                       ---       --------
J. Michael Sharratt                 71       Chairman and Director

Jeffrey M. Christian                45       Director

Kurt J. Hoffman                     33       Chief Executive Officer, President and Director

Arthur E. Johnson                   53       Director

Blaze G. Julum                      38       Vice President and Director

Ishiung J. Wu                       55       Director

Thomas Mancuso                      41       Vice President, Chief Operating Officer

Brian L. Miller                     47       Vice President, Chief Financial Officer, Secretary and Treasurer

     Our Board of Directors has established a Compensation Committee consisting of J. Michael Sharratt and Arthur E. Johnson. The Board has also established an Audit Committee consisting of Jeffrey M. Christian and Ishiung J. Wu.

     Set forth below is certain additional information with respect to the directors and executive officers.

     J. MICHAEL SHARRATT became a member of the Board and began serving as the Company's Chairman in August 2000. Since 1997, Mr. Sharratt has been engaged principally in mineral exploration and evaluation consulting services. Prior to joining the Company, Mr. Sharratt served Stillwater Mining Company as Vice Chairman, from 1994 to 1997, and President, from 1992 to 1994. Mr. Sharratt previously served as Vice President and Senior Director of Mining and Minerals for Manville Corp and as a Director of the International Precious Metals Institute, the Canadian Institute of Mining and Metallurgy and the Society of Mining Engineers. Mr. Sharratt earned a B.A. in geology at McGill University.

     JEFFREY M. CHRISTIAN was elected to the Board of Directors in August 2000. Since 1986, Mr. Christian has owned and has been Managing Director of CPM Group, an independent precious metals research and consulting firm which he founded in 1986. From 1980 until 1986, he was the head of the precious metals and commodities market statistics research groups of Goldman, Sachs & Co. and J. Aron & Company. Mr. Christian is President and a Director of the International Precious Metals Institute.

Mr. Christian received a B.A. in journalism at the University of Missouri and completed post-graduate work in economics at the University of Missouri, New York University and the University of Iowa.

     KURT J. HOFFMAN has served as our Chief Executive Officer, President and a Director since June 1998. From March 1995 to June 1998, Mr. Hoffman was the owner and President of Kurt J. Hoffman Mining & Land Services, a private mining consulting firm that provided property sales, acquisitions and land management services for a number of U.S. based mining and timber companies. Mr. Hoffman has been a director of New Jersey Mining Company since 1996 and Atlas Mining Company since 1998. Mr. Hoffman received a B.A. in economics and political science from the College of Idaho in Caldwell, Idaho.

     ARTHUR E. JOHNSON has served as a Director since June 1998. Since May 1995, Mr. Johnson has been engaged in family-owned timber and ranching businesses.

     BLAZE G. JULUM has served as a Director since June 1998, as Vice President since July 1999 and as Vice President of Corporate Development and Acquisitions since December 2000. He served as our Director of Corporate Development from November 1998 to June 1999. Since 1995, Mr. Julum has owned and been President of Cascade Equipment, an international mining equipment brokerage which has from time to time been involved in equipment procurement and sales for mining companies in North America, South America, and Australia. Prior to his involvement in mining, Mr. Julum held various positions in the management of the Heath Tecna Aerospace Company, British Petroleum - Advanced Composite Division, and as an industrial engineer for the Boeing Airplane Company. Mr. Julum earned a B.A. in industrial organization from Western Washington University in Bellingham, Washington.

     ISHIUNG J. WU became a Director in August 2000. He is the co-founder and since 1994 has been a Director and the Vice President of Acquisitions of General Minerals Corporation. Dr. Wu has over 30 years experience in mineral exploration management. Previously, he was manager of exploration for Chevron Resources Company in North and South America. Prior to his service at Chevron, Dr. Wu gained extensive field experience and made several mineral discoveries, through various positions with Exxon Minerals, Kennecott Exploration, Cerro de Pasco and Compania de Minas Buenaventura. Dr. Wu holds an M.A. and Ph.D. in economic geology from Harvard University and is a fellow of the Society of Economic Geologists.

     THOMAS K. MANCUSO became Vice President and Chief Operating Officer in December 2000. Mr. Mancuso has provided consulting services to Trend since January 1999 and has owned and managed a mineral resource development consulting business, Mancuso Resource Development Services, since 1998. Mr. Mancuso has been involved in the successful start up of four mines in the United States. From 1997 to 1998, Mr. Mancuso served as the Vice President of Corporate Development for BioHeap Technologies, Inc., a Texas company which provides biotechnology resources to mining companies. In 1997, he worked as the Manager of Geology and Business Development for Oxidor Gold Corporation, a Texas corporation involved in the development of biotechnology processes related to mining. Mr. Mancuso is also a former chief geologist for Kennecott Exploration Company and Kennecott's Rawhide Mine, both in Nevada. Mr. Mancuso holds a B.S. in geology from Bowling Green State University and an M.S. in mining geology from the University of Idaho.

     BRIAN L. MILLER became Chief Financial Officer, Treasurer and Secretary in December 2000. Prior to joining Trend, Mr. Miller provided consulting services to Trend from November to December 2000. Also during 2000, Mr. Miller provided consulting services to Steffen, Robertson and Kirsten, an international firm which provides environmental, mining, economic, water and geotechnical services to the mining and natural resources industries. From 1996 to 2000, Mr. Miller worked for Cyprus Amax Minerals Company, a multinational diversified mining company, serving as Director for Business

Development from 1997 to 2000 and as Director of Business Development for Cyprus Amax Coal Company from 1996 to 1997. Prior to joining Cyprus, Mr. Miller spent 11 years in various positions at The Pittston Company, including Director of Reporting, Director of Operations Review and Assistant Director- Analysis and Planning. Mr. Miller holds an A.B. in urban studies/ political science from Columbia College, a M.P.P. in public policy from the University of California, Berkeley and an M.B.A. in finance and accounting from the Columbia University Graduate School of Business.

KEY EMPLOYEES

     THOMAS E. CALLICRATE has served as Vice President of Exploration since August 1999. Mr. Callicrate is a professional geologist who is a certified, licensed, registered geologist with the American Institute of Professional Geologist (AIPG) in the states of Wyoming and Wisconsin. Since January 1999, Mr. Callicrate has been the President and a Director of Nevada Natural Stone Supply, Inc., an industrial rock company. Since September 1998, he has been the Vice President and a Director of Terradyne Resources, Inc., an inactive minerals exploration company. Since 1988, Mr. Callicrate has been President and a Director of Mountain Gold Exploration, Inc., a minerals exploration consulting company. Further, since 1988 Mr. Callicrate has conducted exploration as a consulting geologist for various exploration companies. Mr. Callicrate earned a B.S. in Geology from Southern Oregon University.

     DAVID G. MOONEY has served as Chief Geologist since March 2000. Mr. Mooney is an economic geologist with extensive experience of platinum group element deposits. During 1999, Mr. Mooney was an associate geologist with Micon International Ltd., an international geological and mining consulting company, and provided consulting services to Stillwater Mining Company, a platinum mining company. From July 1993 to November 1998, Mr. Mooney was Chief Geologist with Lonmin Plc. responsible for its platinum group mining and exploration activities in Bushveld, South Africa. Mr. Mooney is a member of the Geological Association of Canada, as well as the Geological Society of South Africa. Mr. Mooney earned a B.A. and M.A. in natural science (geology), from the Trinity College, Dublin, Ireland, and an M.S. in exploration geology from Rhodes University, South Africa.

                         ITEM 6. EXECUTIVE COMPENSATION

     The following table sets forth the compensation paid by Trend Mining for the last two completed fiscal years for the President and Chief Executive Officer. No other officer received more than $100,000 in compensation from Trend Mining.

                           SUMMARY COMPENSATION TABLE

                               ANNUAL COMPENSATION

NAME AND PRINCIPAL POSITION                       YEAR       SALARY
---------------------------                       ----      --------
Kurt J. Hoffman                                   2000      $ 78,804
President and Chief Executive
Officer

Kurt J. Hoffman                                   1999      $ 71,634
President and Chief Executive Officer

     In 2000, Mr. Hoffman received $70,458 of his salary in cash and $8,346 in shares of our common stock, comprised of 26,924 shares at $0.31 per share. In 1999, Mr. Hoffman received $13,287 of his salary in cash and $58,347 in shares of our common stock, comprised of 257,572 shares at values ranging from $0.12 to $0.44 per share.

     We are currently negotiating employment agreements with Mr. Hoffman and Mr. Julum.

COMPENSATION OF DIRECTORS

     For fiscal year 1999, we granted to each of our directors 1,500 shares of common stock, valued at $0.25 per share, as compensation. On April 11, 2000, we granted to each departing director options to purchase 1,000 shares of common stock for each completed year of service. These options are exercisable from April 15, 2000 to April 15, 2003. The following table sets forth information regarding these option grants:

                              YEARS OF        OPTIONS            EXERCISE
      NAME                    SERVICE         GRANTED             PRICE
------------------            --------        -------           ---------
Lovon Fausett                    17            17,000            $   0.50
Don Springer                     17            17,000            $   0.50
Geraldine Schimpf                17            17,000            $   0.50
Robert Gee                        8             8,000            $   0.50
Bill Jacobson                     5             5,000            $   0.50
Grant Brackebusch                 3             3,000            $   0.50


     For fiscal year 2000, we granted to each of our then current directors 15,000 shares our common stock, 150,000 shares in the aggregate, valued at $0.70 per share, as compensation. In August 2000, we awarded J. Michael Sharratt upon his appointment to the Board 1,500 shares, valued at $1,500 or $1.00 per share, as compensation for board service in 2000.


             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

GENERAL MINERALS CORPORATION


     Effective July 27, 1999, we entered into the Lake Owen option agreement with General Minerals Corporation, which owns beneficially approximately 7 percent of our outstanding common stock. The primary terms and conditions of that option agreement are described in Item 1 of Part I under the heading "Exploration Properties - Lake Owen, Wyoming." The Lake Owen option agreement was amended in June 2000. Pursuant to that amendment, General Minerals agreed to give up certain anti-dilution protections and the right to participate in future stock offerings. In return, we issued to General Minerals in June 2000 an additional 200,000 shares of our common stock valued at $120,000, and warrants to purchase an additional 200,000 shares of our common stock at any time during a two-year period ending in June 2002 at $0.70 per share. In addition, in connection with the amendment of the Lake Owen option agreement, General Minerals exercised its rights under the original option agreement to purchase 416,961 shares of our common stock for an aggregate purchase price of $23,351. General Minerals has subsequently sold 114,000 shares of our common stock.

TIGRIS FINANCIAL GROUP LTD. AND ELECTRUM LLC


     On December 29, 1999, we entered into a stock purchase agreement with Tigris Financial Group Ltd., under which Tigris purchased 1,000,000 shares of our common stock for $100,000, and was granted rights to acquire additional common stock and warrants. Tigris is solely owned by Thomas S. Kaplan, who beneficially owns approximately 50 percent of our common stock. Tigris has assigned certain of its rights under the stock purchase agreement to Electrum LLC. Mr. Kaplan has, pursuant to a voting trust agreement expiring March 31, 2002, voting and dispositive control of all of our securities owned by Electrum LLC. Because our securities are a significant asset of Electrum, controlled by Mr. Kaplan, Electrum is an affiliate of Tigris.


     The stock purchase agreement was amended in June 2000. Pursuant to that amendment, Electrum agreed to give up certain anti-dilution protections in exchange for the right to acquire additional shares of our common stock and certain preemptive rights. The preemptive rights were terminated in July 2000.

     Pursuant to the stock purchase agreement, Electrum acquired 3,500,000 shares of our common stock for an aggregate purchase price of $490,000 in March 2000, 1,597,588 shares for an aggregate purchase price of $100,000 in June 2000, and an additional 4,740,174 shares for an aggregate purchase price of $545,020 in August and September 2000. Also pursuant to the stock purchase agreement and in exchange for a cash payment of $10,000, we issued in June 2000 a warrant to Electrum to purchase an additional 7,979,761 shares of our common stock for an aggregate purchase price of $3,191,900, exercisable in whole or in part through September 30, 2003. Electrum assigned 3,530,174 shares of our common stock in connection with its acquisition of those shares and 500,000 warrants. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants. Tigris and Electrum own approximately 29% of our outstanding common stock and, upon exercise of their warrants and assuming we have issued no other shares, would own approximately 50% of our then outstanding common stock.

     In addition, under the stock purchase agreement, Tigris and Electrum have the right to proportional representation on our board of directors, and we agreed to retain the CPM Group as financial advisors. Tigris and Electrum have not exercised their rights to representation on our board of directors. We also agreed that at the request of Tigris, we would use reasonable efforts to divest ourselves of our silver exploration properties. Tigris and Electrum have demand registration rights. In November 2000, Electrum requested that we register all of the common stock, warrants and common stock underlying the warrants currently held by Tigris and Electrum and assigned by Electrum to others.

     In November 2000, we entered into an agreement with Electrum under which we have borrowed $135,000 to fund certain expenses. The loan bears interest at the annual rate of 5% and is due upon the earlier to occur of the closing of a public or private debt or equity financing or December 1, 2005. In December 2000, we entered into an agreement with Electrum under which we borrowed $200,000 of the $250,000 available to fund our operating costs, with our specific uses of funds approved in advance by Electrum. No additional funds are available under this agreement. The loan obtained under this agreement bears interest at an annual rate of 8% payable semi-annually in arrears, and is due upon the earlier to occur of the closing of a public or private debt or equity financing or June 30, 2001.


     In connection with these loan agreements, in February 2001, we granted to Electrum warrants to purchase 285,000 shares of our common stock at $1.50 per share, exercisable through September 30, 2003. Electrum may also elect to be repaid the total amounts outstanding under both loans in "units" of Trend securities, at the rate of one unit per each $1.25 owed. Each unit would consist of one share of our common stock and a warrant to purchase one share of our common stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.

     On March 12, we entered into an agreement with Electrum under which we borrowed an additional $50,000 to fund our operation costs, on the same interest and repayment terms as the loans under the December loan agreement. Under this agreement, in March 2001, we granted to Electrum warrants to purchase 50,000 shares of our common stock at $1.50 per share, exercisable through September 30, 2006. We also extended through September 30, 2006 the expiration dates of the warrants to acquire 6,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December loan agreement.



     In April 2001, we entered into an agreement with Electrum under which Electrum may advance funds to us at its sole discretion, under the same interest and repayment terms as the December 2000 loan. As of May 15, 2001, $100,000 has been borrowed under the April 2001 agreement.



     Following our reincorporation in Delaware, we issued to Mr. Kaplan in a private placement one share of Series A preferred stock. The terms of the Series A preferred stock provide that each issuance by us of common stock, preferred stock, options, warrants or other equity securities requires the written consent of Mr. Kaplan or the then current holder of the Series A preferred stock. Under certain circumstances, Electrum LLC, which beneficially owns approximately 23 percent of our outstanding common stock, and Asher Edelman, who beneficially owns approximately 16 percent of our outstanding common stock, would be permitted to acquire the Series A preferred stock currently held by Mr. Kaplan.


CPM GROUP

     CPM Group is managed and majority owned by Jeffrey M. Christian, a director of our company. CPM Group performs various services for us, including public and shareholder relations, research and market intelligence on platinum group metal markets and financial advisory functions in connection with possible mergers and acquisitions. CPM Group has not performed services for and is not affiliated with Tigris or Electrum.

                        ITEM 8. DESCRIPTION OF SECURITIES

COMMON STOCK


     As of May 15, 2001, there were 18,571,770 shares of common stock outstanding that were held of record by approximately 960 stockholders. Holders of our common stock are entitled to one vote for each share held on all matters to be voted on by stockholders, including the election of directors. Our certificate of incorporation does not provide for cumulative voting for the election of directors, and as a result, minority stockholders will not be able to elect directors on the basis of their votes alone.



     Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably dividends or other distributions, if any, that may be declared by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock. Our common stock has no preemptive, conversion or other rights to subscribe for additional Trend securities. All outstanding shares of common stock are validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holder of the Series A preferred stock and the holders of any other series of preferred stock that we may designate and issue in the future.

PREFERRED STOCK

     As of May 15, 2001, there is one share of Series A preferred stock outstanding, which is held by Mr. Kaplan. The terms of the Series A preferred stock provide that each issuance by us of common stock, preferred stock, options, warrants and other equity securities requires the prior written consent of Mr. Kaplan, or the then current holder of the Series A preferred stock. Other eligible holders of the Series A preferred stock are Electrum LLC and Asher Edelman. Retention of the Series A preferred stock will be submitted to stockholders for approval at each annual meeting, and if a majority of stockholders fails to approve retention of the Series A preferred stock, it will automatically convert into one share of common stock. The Series A preferred stock may be converted into common stock or redeemed under other circumstances set forth in the certificate of incorporation.



     Our board of directors has the authority, without further approval of stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series, to fix the rights, preferences, privileges and restrictions of the authorized preferred stock and to issue shares of each such series. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, delaying or preventing a change in control of our company, discouraging bids for our common stock at a premium or otherwise adversely affecting the market price of our common stock.


WARRANTS


     We have warrants outstanding as of May 15, 2001 to purchase 8,944,761 shares of common stock. Electrum LLC holds warrants to purchase 6,979,761 shares at $0.40 per share and 335,000 shares at $1.50 per share until September 30, 2006; General Minerals holds warrants to purchase 200,000 shares at $0.70 per share until June 12, 2002; Asher Edelman beneficially owns warrants to purchase 950,000 shares at $0.40 per share until September 30, 2006.


OPTIONS


     We have options outstanding as of May 15, 2001 to purchase 1,294,500 shares of common stock. Former directors hold options to acquire 67,000 shares at $0.50 per share until April 15, 2003. Our four non-employee directors and one former non-employee director each hold options to acquire 15,000 shares at an exercise price of $0.80 until February 23, 2004, our four officers hold options to acquire 759,300 shares at an exercise price of $0.80 until February 23, 2004, and other employees hold options to acquire 365,700 shares in the aggregate at an exercise price of $0.80 until February 23, 2004.


REGISTRATION RIGHTS

     Electrum has requested that we register all of the common stock, warrants and common stock underlying the warrants acquired by Tigris and Electrum pursuant to demand registration rights granted under the stock purchase agreement. This includes 4,307,588 shares and warrants to purchase 6,979,761 shares held by Electrum and 2,145,500 shares and warrants to purchase 950,000 shares beneficially owned by Asher Edelman. In addition, a warrant holder owning 250,000 warrants has the right to have the common stock underlying those warrants registered in our next registration statement.

DIVIDENDS

     Our shareholders are entitled to share equally in dividends when, as and if declared by the board of directors, out of funds legally available therefore. No dividend has been paid on our common stock since inception, and none is contemplated in the foreseeable future.

TRANSFER AGENT

     The transfer agent for our common stock is Corporate Stock Transfer, 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.


                                     PART II

                   ITEM 1. MARKET PRICE FOR COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS


     Until May 2000, our shares were traded on the Bulletin Board operated by the National Association of Securities Dealers, Inc. (NASD) under the trading symbol "TRDM." Our shares are now traded on the "pink sheets" maintained by Pink Sheets LLC. Our shares began trading in 1968. Summary trading by quarter for the first two quarters of fiscal 2001, and for the 2000 and 1999 fiscal years are as follows:



FISCAL QUARTER                     HIGH BID [1]        LOW BID [1]
--------------                     ------------        -----------
2001
     Second Quarter                   $1.35               $0.70
     First Quarter                    $1.38               $0.75

2000
     Fourth Quarter                   $1.60               $0.60
     Third Quarter                    $1.06               $0.50
     Second Quarter                   $1.06               $0.28
     First Quarter                    $0.44               $0.26

1999
     Fourth Quarter                   $0.44               $0.08
     Third Quarter                    $1.06               $0.41
     Second Quarter                   $0.45               $0.19
     First Quarter                    $0.50               $0.19


[1] These quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions and may not represent actual transactions.


As of May 15, 2001, we had approximately 960 holders of record of our common stock.


     We have not paid any dividends since our inception and do not anticipate paying any dividends on our common stock in the foreseeable future. There are no restrictions which preclude the payment of dividends.

                            ITEM 2. LEGAL PROCEEDINGS

     We are not a party to any pending or threatened litigation and to our knowledge, no action, suit or proceeding has been threatened against any of our officers or directors.

              ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Our previous accountant, LeMaster and Daniels, PLLC resigned, effective September 1999. LeMaster and Daniels did not prepare financial statements or an audit opinion for the fiscal year ended September 30, 1998. There were no disagreements with LeMaster and Daniels on accounting and financial disclosures.

     Williams & Webster, P.S., our current accountants, were appointed in February 2000. There have been no disagreements on accounting and financial disclosures through the date of this registration statement.

                ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES


     We had 18,571,770 shares of common stock issued and outstanding as of May 15, 2001. Of these shares, approximately 2.8 million shares may be sold without limitation under Rule 144, adopted under the Securities Act, and approximately
8.2 million shares can only be resold in compliance with Rule 144 volume and other limitations.


     Effective February 16, 1999, we completed a 1 for 10 reverse stock split of our common stock. Unless otherwise stated, all share amounts set forth in this registration statement are presented on a post-split basis.

     In general, under Rule 144, a person who has beneficially owned shares privately acquired directly or indirectly from us or from one of our affiliates, for at least one year, or who is an affiliate, is entitled to sell, within any three-month period, a number of shares that do not exceed the greater of 1% of the then outstanding shares or the average weekly trading volume in our shares during the four calendar weeks immediately preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, is entitled to sell all such shares under Rule 144 without regard to the volume limitations, current public information requirements, manner of sale provisions or notice requirements.

     Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Any of our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144.

     The issuances discussed under this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504"), Rule 506 of the Securities Act ("Rule 506") or Section 4(2) of the Securities Act ("Section 4(2)"), as provided.

     Certain shares issued in non-cash transactions have been revalued to reflect their fair market value on the date of issuance. Descriptions of these transactions include both the fair market value and the value previously reported.

COMMON STOCK

     1. On July 23, 1998, we issued 12,000 shares, valued at $6,000, to the lessor under a mining lease pursuant to Section 4(2), as consideration for termination of the lease.

     2. On July 23, 1998, we issued 150,000 shares, valued at $75,000, pursuant to Rule 504 to eight investors in exchange for a exploration property.

     3. On July 23, 1998, we issued 80,000 shares pursuant to Rule 504 to two investors in lieu of repayment of a $40,000 loan.

     4. On July 23, 1998, we issued 7,500 shares pursuant to Rule 504 to an investor for a purchase price of $1,500.

     5. In September 1998, we issued 9,000 shares, with an aggregate value of $4,500, to three of our officers pursuant to Section 4(2) in lieu of cash payments for services.

     6. On October 12, 1998, we issued 9,210 shares, with an aggregate value of $2,763, pursuant to Section 4(2) to one of our directors in satisfaction of outstanding indebtedness and in exchange for common stock of two public companies, Atlas Mining Company and Merger Mines Corp., which shares were previously valued at $1,842.

     7. On October 30, 1998, we issued 600,000 shares, valued at $180,000, pursuant to Rule 504 to an investor in exchange for equipment.

     8. On November 28, 1998, we issued 5,000 shares pursuant to Rule 504 to an investor for an aggregate purchase price of $1,000.

     9. In December 1998 and January 1999, we issued 39,430 shares, with an aggregate value of $16,500, pursuant to Section 4(2) to three of our officers in lieu of cash payment for services.

     10. On January 25, 1999, we issued 16,500 shares, with an aggregate value of $4,125, to eleven of our directors pursuant to Section 4(2) as compensation for their service on the board of directors.

     11. On March 31, 1999, we issued 6,000 shares, valued at $1,500, pursuant to Rule 504 to a consultant as payment for consulting services.

     12. From March to September 1999, we issued 261,000 shares, with an aggregate value of $57,027, at prices ranging from $0.06 to $0.25 per share to certain of our officers pursuant to Section 4(2) in lieu of cash payment for their services, which shares were previously valued at $22,500.

     13. On April 30, 1999, we issued 32,000 shares, with an aggregate value of $8,960, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $8,000.

     14. From May to July 1999, we issued 120,364 shares, valued at $17,044, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $11,022.

     15. From May to September 1999, we issued 329,206 shares, with an aggregate value of $63,918, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $29,509.

     16. In June and August 1999, we issued 8,000 shares, valued at $2,000, pursuant to Rule 504 to a consultant as payment for consulting services.

     17. From June to September 1999, we issued 89,500 shares, valued at $17,020, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $6,450.

     18. In July 1999, we issued 5,000 shares, valued at $1,250, pursuant to Rule 504 to a consultant as payment for consulting services.

     19. On July 27, 1999, we issued 715,996 shares, valued at $89,631, pursuant to Section 4(2) to an investor as partial consideration for an option to purchase an exploration property.

     20. In July and August 1999, we issued 50,000 shares pursuant to Rule 504 to two investors for an aggregate purchase price of $7,500.

     21. In May through September 1999, we issued 133,332 shares, valued at $26,333, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $8,000.

     22. On August 16, 1999, we issued 1,000 shares, valued at $250, pursuant to Rule 504 in exchange for equipment storage services.

     23. On August 31, 1999, we issued 96,000 shares, with an aggregate value of $24,000, pursuant to Rule 701 to an investor as commission on the sale of mining equipment and as payment for consulting services, which shares were previously valued at $5,050.

     24. In August and September 1999, we issued 500,000 shares pursuant to Rule 504 to investors at prices ranging from $0.05 to $0.10 per share, for an aggregate purchase price of $32,500.

     25. In September 1999, we issued 50,000 shares, valued at $16,500, pursuant to Rule 504 to an investor for prepaid expenses, which shares were previously valued at $5,000.

     26. In September 1999, we issued 19,720 shares, valued at $5,127, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $1,972.

     27. In October 1999, we issued 112,500 shares, valued at $34,875, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $6,750.

     28. In October 1999, we issued a total of 38,750 shares, valued at $12,013, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $3,875.

     29. In October 1999, we issued 85,000 shares, valued at $26,350, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $5,100.

     30. In October 1999, we issued 37,425 shares, valued at $11,602, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $3,743.

     31. On October 4, 1999, we issued 50,000 shares, valued at $13,000, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $5,000.

     32. On October 22, 1999, we issued 25,000 shares to two investors pursuant to Rule 504 for an aggregate purchase price of $5,000.

     33. In November 1999, we issued 4,327 shares, valued at $1,341, to a consultant pursuant to Rule 701 as payment for consulting services, which shares were previously valued at $1,125.

     34. On November 30, 1999, we issued 52,694 shares, with an aggregate value of $16,334, pursuant to Rule 701 to certain of our officers in lieu of cash payments for their services, which shares were previously valued at $13,400.

     35. In December 1999, we issued 1,200 shares, valued at $420, to an employee pursuant to Rule 504 in lieu of salary payments.

     36. On December 31, 1999, we issued 1,000,000 shares pursuant to Section 4(2) to an accredited investor for an aggregate purchase price of $100,000.

     37. On January 15, 2000, we issued 200,000 shares, with an aggregate value of $66,000, pursuant to Rule 504 to four investors in exchange for common stock of New Jersey Mining Company, which shares were previously valued at $26,000.

     38. On January 17, 2000, we issued 65,285 shares, valued at $21,544, pursuant to Rule 504 to two investors as repayment of indebtedness, which shares were previously valued at $16,321.

     39. On January 25, 2000, we issued 14,286 shares pursuant to Rule 504 to an investor for a purchase price of $5,000.

     40. In January and March 2000, we issued 90,000 shares, valued at $64,950, pursuant to Rule 504 to a consultant as payment for consulting services, which shares were previously valued at $9,000.

     41. In February 2000, we issued 10,000 shares, valued at $7,200, to a consultant pursuant to Rule 504 as payment for consulting services, which shares were previously valued at $1,500.

     42. On February 25, 2000, we issued 16,667 shares, valued at $11,000, pursuant to Rule 701 to a consultant as payment for consulting services, which shares were previously valued at $5,000.

     43.  In February and March 2000, we issued 3,500,000 shares pursuant to
Section 4(2) to an accredited investor for an aggregate purchase price of $490,000.

     44. On March 24, 2000, we issued 50,000 shares, with an aggregate value of $51,500, pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, which shares were previously valued at $15,000.

     45. From March to July 2000, we issued 15,000 shares, valued at $13,425, pursuant to Rule 701 to one of our officers in lieu of cash payments for services, which shares were previously valued at $7,920.

     46. In April 4, 2000, we issued 50,000 shares, with an aggregate value of $37,500, pursuant to Rule 504 to three investors in connection with the acquisition of an option to acquire certain mineral properties, which shares were previously valued at $15,000.




     47. On April 11, 2000, we issued 150,000 shares, with an aggregate value of $105,000, to ten of our directors pursuant to Section 4(2) as compensation for their board service, which shares were previously valued at $52,500.

     48.  In May 2000, we issued 9,975 shares, valued at $6,284, pursuant to
Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $5,985.

     49. In May and June 2000, we issued an additional 746,899 shares, with an aggregate value of $159,773, pursuant to Section 4(2) to an existing investor at prices ranging from $0.06 to $0.60 per share as additional payments for mineral properties and in connection with the exercise of preemptive rights, which shares were previously valued at $99,773.

     50.  In June 2000, we issued 1,000 shares, valued at $700, pursuant to
Section 4(2) to a consultant as payment for consulting services.

     51.  On June 29, 2000, we issued an additional 1,597,588 shares pursuant to
Section 4(2) to an existing accredited investor for an aggregate purchase price of $100,000.


     52. In July 2000, we issued 10,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $3,000.


     53.  In July through September 2000, we issued 4,740,174 shares pursuant to
Section 4(2) to an existing investor at $0.115 per share, for a purchase price of $545,120.

     54. On August 1, 2000, we issued 100,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $22,500.

     55. On August 25, 2000, we issued 1,500 shares, valued at $1,500, pursuant to Rule 701 to one of our directors as compensation for board services, which shares were previously valued at $1,050.

     56. On August 31, 2000, we issued 15,000 shares pursuant to Rule 504 to an existing investor for a purchase price of $4,575.

     57. In August and September 2000, we issued 7,000 shares, valued at $9,230, pursuant to Rule 701 to an one of our officers in lieu of cash payments for services, which shares were previously valued at $8,675.

     58. On September 22, 2000, we issued 90,000 shares, valued at $72,900, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $18,000.

     59. On October 10, 2000, we issued 33,333 shares pursuant to Section 4(2) to an employee for a purchase price of $10,000.

     60. On October 15, 2000, we issued 10,000 shares, valued at $11,500, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $10,000.

     61.  In October 2000, we issued 3,000 shares, valued at $3,900, pursuant to
Section 4(2) to one of our officers in lieu of cash payment for services, which shares were previously valued at $3,180.

     62. On November 17, 2000, we issued 180,000 shares pursuant to Section 4(2) to a consultant as partial payment for consulting services valued at approximately $215,000. In January 2001, these shares were surrendered.

     63. On December 6, 2000, we issued 2,200 shares, valued at $1,980, pursuant to Section 4(2) to one of our employees in lieu of salary payments, which shares were previously valued at $1,826.


     64. In December 2000, we issued 100,000 shares pursuant to Rule 506 to five investors for an aggregate purchase price of $100,000.


     65. On January 2, 2001, we issued 10,000 shares, valued at $13,500, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $11,800.

     66. In January and February 2001, we issued 4,494 shares, valued at $5,065, pursuant to Section 4(2) to a consultant as payment for consulting services, which shares were previously valued at $4,494.


     67. In January and February 2001, we issued 92,000 shares pursuant to Rule 506 to two investors for a purchase price of $92,000.


     68. On February 23, 2001, we issued 75,000 shares in the aggregate to five of our directors pursuant to Section 4(2) as compensation for their service on the board of directors, with an aggregate value of $63,750.


     69. On March 22, 2001, we issued 3,000 shares, with an aggregate value of $2,340, pursuant to Section 4(2) to three investors in connection with the modification of an option agreement.



     70. On April 3, 2001, we issued 5,000 shares, with an aggregate value of $4,150, pursuant to Section 4(2) to two consultants as payment of interest on their account.



     71.  In April 2001, we issued 967 shares, valued at $948, pursuant to
Section 4(2) to a consultant as payment for consulting services.

OPTIONS

     1. On July 20, 1998 we granted options pursuant to Rule 504 to a potential investor as follows:

           SHARES        EXERCISE PRICE                EXERCISE PERIOD
           ------        --------------                ---------------
          100,000            $0.10            July 20, 1998 to July 19, 1999
           25,000            $0.20            July 20, 1998 to July 19, 1999
           50,000            $0.50            September 1, 1998 to July 19, 2001
           25,000            $1.00            September 1, 1998 to July 19, 2001

The investor also agreed to purchase 10,000 shares for $1,000 upon execution of the agreement. None of the options were exercised and the shares were not purchased. The agreement to purchase and the unexercised options were terminated on September 24, 1998.

On September 24, 1998, we granted options pursuant to Rule 504 to the same potential investor as follows:

           SHARES        EXERCISE PRICE                TERMINATION DATE
           ------        --------------                ----------------
           80,000            $0.20                       July 19, 1999
           25,000            $0.30                       July 19, 2000
           50,000            $0.50                       July 19, 2001
           25,000            $1.00                       July 19, 2002

The investor also agreed to purchase 20,000 shares for $2,000 upon execution of the agreement. None of the options were exercised and none of the shares were purchased. The agreement to purchase and the unexercised options were terminated on July 7, 2000, and we issued options under Rule 504 to the same potential investor as follows:

           SHARES        EXERCISE PRICE                TERMINATION DATE
           ------        --------------                ----------------
           25,000            $0.30                     August 31, 2000
           15,000            $0.50                       July 19, 2001
           12,500            $1.00                       July 19, 2002

The option for 25,000 shares was exercised to the extent of 10,000 shares on July 14, 2000, and 15,000 shares on August 31, 2000. The remaining options have not yet been exercised.

     2. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 33,333 shares at an exercise price of $0.35 per share. This option has expired.

     3. On July 22, 1999, we issued an option pursuant to Rule 504 until January 22, 2000 to two existing investors to acquire an additional 16,667 shares at an exercise price of $0.35 per share. This option has expired.

     4. On August 13, 1999, we granted options pursuant to Rule 504 to an existing investor as follows:

           SHARES        EXERCISE PRICE                TERMINATION DATE
           ------        --------------                ----------------
           50,000            $0.15                     August 13, 2000
           50,000            $0.30                     August 13, 2000

These options were exercised in August 2000.


     5. On December 29, 1999, we granted, pursuant to Section 4(2), Tigris Financial Group, an existing accredited investor, the option until March 28, 2000 to purchase up to an additional 3,500,000 shares for an exercise price of $0.14 per share, or $490,000 in the aggregate and, upon exercise of this option, an option under Section 4(2) until September 25, 2000 to purchase up to an additional 4,608,000 shares for an exercise price of $0.14 per share, or $645,120 in the aggregate. Tigris has assigned its rights under its stock purchase agreement with the Company to Electrum LLC. The option for 3,500,000 shares was exercised in February and March 2000.



     On June 27, 2000, the option for 4,608,000 shares was modified as an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate, and, upon exercise in full of this option, an option until September 25, 2000 to acquire up to 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. The option to acquire 1,597,588 shares and the option to acquire 4,740,174 shares have been exercised in full.



     On December 29, 1999, we granted an option under Section 4(2) to Electrum to purchase, for $10,000, warrants to buy an additional 6,250,000 shares. On June 27, 2000, this option was modified so that upon payment of the $10,000 purchase price, Electrum would acquire warrants to buy up to 7,979,761 shares. The modified option to purchase the warrant was exercised in June 2000. The terms of the warrant are described below in paragraph 1 under the heading "Warrants."


     6. On February 25, 2000, we granted to an employee as compensation pursuant to Rule 701 an option until February 25, 2002 to purchase 33,333 shares for an exercise price of $0.30 per share, or $10,000 in the aggregate. This option was exercised on October 10, 2000.

     7. On April 11, 2000, we granted options under Rule 701 to purchase 67,000 shares in the aggregate at an exercise price of $0.50 per share to six of our directors. These options are exercisable from April 15, 2000 until April 15, 2003. None of these options has yet been exercised.


     8. On February 23, 2001, we granted options under Section 4(2) to purchase 75,000 shares in the aggregate at an exercise price of $0.80 per share to our then five non-employee directors as compensation. These options are immediately exercisable and expire on February 23, 2004. None of these options has yet been exercised.



     9. On February 23, 2001, we granted options under Section 4(2) to purchase 759,300 shares in the aggregate at an exercise price of $0.80 per share to our four executive officers as compensation. These options are immediately exercisable and expire in February 23, 2004. None of these options has yet been exercised.



     10. On February 23, 2001, we granted options under Section 4(2) to purchase 365,700 shares in the aggregate at an exercise price of $0.80 per share to four employees as compensation. These options are exercisable immediately and expire in February 23, 2004. None of these options has yet been exercised.

WARRANTS

     1. In June 2000, we sold a warrant pursuant to Section 4(2) to purchase 7,979,761 shares at an exercise price of $0.40 per share to Tigris Financial Group, an existing accredited investor, in exchange for a $10,000 cash payment. This warrant originally expired on September 30, 2003 and has not yet been exercised. On March 12, 2001, the warrant was amended to remain exercisable until September 30, 2006.

     2. On June 12, 2000, we sold a warrant pursuant to Section 4(2) to purchase 200,000 shares at an exercise price of $0.70 per share to an existing investor as partial consideration for the relinquishment of certain anti-dilution rights. This warrant expires on June 12, 2002 and has not yet been exercised.


     3. On November 1, 2000, we granted warrants pursuant to Section 4(2) to a consultant exercisable until November 1, 2005 to purchase 820,000 shares at an exercise price of $1.50 per share. The warrants vested as follows: 250,000 shares vested on November 1, 2000; 250,000 shares vest on May 1, 2001; 200,000 shares vest on November 1, 2001; and 120,000 shares vest on May 1, 2002. On January 18, 2001, the agreement underlying the warrant grant was terminated, and only the warrants to purchase 250,000 shares which vested on November 1, 2000 remain outstanding.


     4. In January 2001, we granted warrants pursuant to Section 4(2) to a consultant exercisable until January 12, 2003 to purchase 180,000 shares at an exercise price of $1.50 per share.


     5. On February 1, 2001, we granted warrants pursuant to Section 4(2) to Electrum exercisable until September 30, 2003 to purchase 285,000 shares at an exercise price of $1.50. The agreement underlying these warrants was amended on March 12, 2001, and the warrants now remain exercisable until September 30, 2006.


     6. On March 12, 2001, we granted warrants pursuant to Section 4(2) to Electrum exercisable until September 30, 2006 to purchase 50,000 shares at an exercise price of $1.50 per share.

     The issuances discussed in this section are exempted from registration under Rule 701 of the Securities Act ("Rule 701"), Rule 504 of the Securities Act ("Rule 504") and Section 4(2) of the Securities Act ("Section 4(2)"). All purchasers of the above securities acquired the shares for investment purposes only and all stock certificates reflect the appropriate legends. No underwriters were involved in connection with the sales of securities referred to in this
Item 4.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Our certificate of incorporation includes provisions that eliminate directors' personal liability for monetary damages to the fullest extent possible under Delaware law or other applicable law (the "Director Liability Provision"). The Director Liability Provision eliminates the liability of directors of Trend and our stockholders for monetary damages arising out of any violation by a director of his or her fiduciary duties. Under Delaware law, however, the Director Liability Provision does not eliminate the personal liability of a director for (i) breach of the director's duty of loyalty, (ii) acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (iii) payment of dividends or repurchases or redemptions of stock other than from lawfully available funds, or (iv) of any transaction from which the director derived an improper benefit. Furthermore, pursuant to Delaware law, the limitation on liability afforded by the Director Liability Provision does not eliminate a director's personal liability for breach of the director's duty of due care.

     Delaware law provides a detailed statutory framework covering indemnification of directors, officers, employees or agents of Trend against liabilities and expenses arising out of legal proceedings brought against them by reason of their status or service as directors, officers, employees or agents. Section 145 of the Delaware General Corporate Law (DGCL) provides that a director, officer, employee or agent of a corporation (i) shall be indemnified by the corporation for expenses actually and reasonably incurred in defense of any action or proceeding if such person is sued by reason of his or her service to the corporation, to the extent that such person has been successful in the defense of such action or proceeding, or in defense of any claim, issue or matter raised in such litigation; (ii) may, in actions other than actions by or in the right of the corporation (such as derivative actions), be indemnified for expenses actually and reasonably incurred, judgments, fines and amounts paid in settlement of such litigation, even if he or she is not successful on the merits, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and in a criminal proceeding, if he or she did not have reasonable cause to believe his conduct was unlawful), and (iii) may be indemnified by the corporation for expenses actually and reasonably incurred (but not judgments or settlements) of any action by the corporation or of a derivative action (such as a suit by a stockholder alleging a breach by the director or officer of a duty owed to the corporation), even if not successful, provided that he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification is permitted without court approval if the director has been adjudged liable to the corporation. Our certificate and bylaws provide for indemnification of officers and directors as permitted by this statute.

                                    PART F/S

                              FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
     Index to Financial Statements........................................   F-1

                                    PART III

          ITEMS 1 AND 2. INDEX TO EXHIBITS AND DESCRIPTION OF EXHIBITS


Exhibit
Number                            Exhibits
-------                           --------
  3.1     Certificate of Incorporation.(1)

  3.2     Bylaws.(1)

 10.1     Stock Purchase Agreement dated as of December 29, 1999, between Tigris
          Financial Group Ltd. and Trend Mining Company; Amendment to Stock
          Purchase Agreement dated as of June 27, 2000 between Electrum LLC and
          Trend Mining Company; and Warrant Agreement dated June 9, 2000 between
          Trend Mining Company and Tigris Financial Group Ltd.(2)

 10.2     Lake Owen Option Agreement between General Minerals Corporation and
          Trend Mining Company; Amendment to Lake Owen Option Agreement dated
          June, 2000 between General Minerals Corporation and Trend Mining
          Company; and Warrant Agreement dated June 12, 2000 between Trend
          Mining Company and General Minerals Corporation.(2)

 10.3     Letter Agreement dated November 10, 2000, between Electrum LLC and
          Trend Mining Company.(3)

 10.4     Loan Agreement dated as of November 17, 2000, between Electrum LLC and
          Trend Mining Company.(3)

 10.5     Loan Facility Agreement dated as of December 6, 2000, between Electrum
          LLC and Trend Mining Company.(3)

 10.6     Loan Agreement dated as of March 12, 2001, between Electrum LLC and
          Trend Mining Company.(2)

 10.7     Loan Agreement dated as of April 11, 2001, between Electrum LLC and
          Trend Mining Company.

 23.1     Consent of Certified Public Accountants, dated May 21, 2001.

 23.3     Consent of CPM Group, dated September 25, 2000.(2)


-------------------


(1) Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on April 16, 2001.



(2)  Previously filed.


(3) Incorporated by reference to the Form 10-KSB filed with the Securities and Exchange Commission on December 29, 2000.

                                   SIGNATURES


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Amendment No. 5 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       TREND MINING COMPANY



Dated: May 21, 2001                    By: /s/ Kurt J. Hoffman
                                           -------------------------
                                           Kurt J. Hoffman
                                           President and Chief Executive Officer

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)

                          INDEX TO FINANCIAL STATEMENTS

Financial Statements for the Years Ended September 30, 2000 and 1999


         Independent Auditor's Report........................................................................F-2

         Balance Sheets at September 30, 2000 and 1999.......................................................F-3

         Statements of Operations and Comprehensive Income (Loss) for the Years
         Ended September 30, 2000 and 1999...................................................................F-4

         Statement of Stockholders' Equity for the Years Ended September 30, 2000
         and 1999............................................................................................F-5

         Statements of Cash Flows for the Years Ended September 30, 2000 and 1999............................F-7

         Notes to the Financial Statements...................................................................F-8

Interim Financial Statements

         Accountant's Review Report.........................................................................F-33

         Balance Sheets at March 31, 2001 and 2000 (Unaudited)..............................................F-34

         Statements of Operations and Comprehensive Income (Loss) for the Six
         Months Ended March 31, 2001 and 2000 (Unaudited)...................................................F-35

         Statement of Stockholders' Equity for the Period from October 1, 1996 to
         March 31, 2001 (Unaudited).........................................................................F-36

         Statements of Cash Flows for the Six Months Ended March 31, 2001 and 2000
         (Unaudited)........................................................................................F-38

         Notes to the Interim Statements (Unaudited)........................................................F-39

The Board of Directors
Trend Mining Company
Coeur d'Alene, Idaho

                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying balance sheets of Trend Mining Company (formerly Silver Trend Mining Company) (an exploration stage company) as of September 30, 2000 and 1999, and the related statements of operations and comprehensive loss, stockholders' equity, and cash flows for the years then ended and for the period from October 1, 1996 (inception of exploration stage) to September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with United States of America generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trend Mining Company as of September 30, 2000 and 1999, and the results of its operations and its cash flows for the years then ended, and for the period from October 1, 1996 (inception of exploration stage) to September 30, 2000, in conformity with United States of America generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


As discussed in Notes 14 and 15 to the financial statements, certain errors in the valuing of stock transactions and other matters have been corrected by management of the Company during the current year. The effect of these errors is summarized in Note 15 and resulted in an understatement of net losses for the years ended September 30, 2000 and 1999 of $339,282 and $301,715, respectively. Accordingly, an adjustment has been made to accumulated deficit to correct for these errors.


Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington


December 15, 2000 (Except for Notes 14 and 15, as to which the date is May 17, 2001.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS

                                                                               September 30,
                                                                -------------------------------------------
                                                                       2000                     1999
                                                                    (Restated)               (Restated)
                                                                ------------------         ----------------
ASSETS

CURRENT ASSETS
      Cash                                                      $        102,155         $     8,998
      Prepaid expenses                                                     1,725               1,000
      Equipment held for resale                                            4,000               4,000
                                                                ----------------         -----------
             Total Current Assets                                        107,880              13,998
                                                                ----------------         -----------
MINERAL PROPERTIES                                                            --                  --
                                                                ----------------         -----------
PROPERTY AND EQUIPMENT                                                    40,177                997
                                                                ----------------         -----------
OTHER ASSETS
      Investments                                                        107,250              96,750
                                                                ----------------         -----------
TOTAL ASSETS                                                    $        255,307         $   111,745
                                                                ================         ===========
LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                          $        334,328         $    14,264
      Accrued expenses                                                    19,447              26,256
      Deferred mineral property costs                                         --              46,242
      Note payable                                                            --               2,000
      Current portion of long term debt                                    2,992                  --
                                                                ----------------         -----------
             Total Current Liabilities                                   356,767              88,762
                                                                ----------------         -----------
LONG-TERM DEBT, net of current portion                                    10,389                  --
                                                                ----------------         -----------
COMMITMENTS AND CONTINGENCIES                                                 --                  --
                                                                ----------------         -----------
STOCKHOLDERS' EQUITY
      Common stock, no par value, 30,000,000
             shares authorized; 18,232,776 and
             5,345,511 shares issued and outstanding,
             respectively                                                182,327              53,454
      Additional paid-in capital                                       3,296,898           1,452,009
      Stock options and warrants                                         118,920               2,659
      Pre-exploration stage accumulated deficit                         (558,504)           (558,504)
      Accumulated deficit during exploration stage                    (3,151,077)           (964,536)
      Accumulated other comprehensive income (loss)                         (413)             37,901
                                                                ----------------         -----------
             TOTAL STOCKHOLDERS' EQUITY                                 (111,849)             22,983
                                                                ----------------         -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                      $        255,307         $   111,745
                                                                ================         ===========


              The accompanying notes are an integral part of these
                             financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                                                                        For the Period
                                                                                                            From
                                                                                                       October 1, 1996
                                                                                                        (Inception of
                                                                     For the Year Ended              Exploration Stage)
                                                         ----------------------------------------             to
                                                              September 30,       September 30,         September 30,
                                                                  2000                1999                  2000
                                                               (Restated)          (Restated)             (Restated)
                                                         ----------------------------------------------------------------
REVENUES                                                  $              --     $            --      $                 --
                                                          -----------------     ---------------      --------------------
EXPENSES
      Mineral property expense                                    1,069,215             260,524                 1,479,814
      General and administrative                                    456,611             141,751                   633,399
      Officers and directors compensation                           262,249             116,559                   396,058
      Legal and professional                                        362,090              12,745                   384,680
      Depreciation                                                   10,823                 288                    11,111
                                                          -----------------     ---------------      --------------------
          Total Expenses                                          2,160,988             531,867                 2,905,062
                                                          -----------------     ---------------      --------------------
OPERATING LOSS                                                   (2,160,988)           (531,867)               (2,905,062)
                                                          -----------------     ---------------      --------------------
OTHER INCOME (EXPENSES)
      Dividend and interest income                                    1,249                 319                     6,339
      Gain (loss) on disposition and impairment of assets             5,000            (191,674)                 (188,226)
      Gain on investment sales                                        5,420               1,177                     1,309
      Financing expense                                             (36,185)                  0                   (70,364)
      Interest expense                                               (1,137)               (504)                   (1,651)
      Miscellaneous income                                              100               5,790                     6,578
                                                          -----------------     ---------------      --------------------
          Total Other Income (Expense)                              (25,553)           (184,892)                 (246,015)
                                                          -----------------     ---------------      --------------------
INCOME (LOSS) BEFORE INCOME TAXES                                (2,186,541)           (716,759)               (3,151,077)

INCOME TAXES                                                             --                  --                        --
                                                          -----------------     ---------------      --------------------
NET LOSS                                                         (2,186,541)           (716,759)               (3,151,077)
                                                          -----------------     ---------------      --------------------
OTHER COMPREHENSIVE INCOME (LOSS)
      Change in market value of investments                         (38,314)            (79,179)                     (413)
                                                          -----------------     ---------------      --------------------
NET COMPREHENSIVE LOSS                                    $      (2,224,855)    $      (795,938)     $         (3,151,490)
                                                          =================     ===============      ====================
BASIC AND DILUTED NET LOSS PER SHARE,                     $           (0.21)    $         (0.23)     $             (0.45)
                                                          =================     ===============      ====================
WEIGHTED AVERAGE NUMBER OF
      COMMON SHARES OUTSTANDING                                  10,282,013           3,086,697                 6,940,919
                                                          =================     ===============      ====================


              The accompanying notes are an integral part of these
                             financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY

                                                 Common Stock                       Stock
                                            -----------------------   Additional    Options                         Other
                                            Number of                  Paid-In        and          Accumulated   Comprehensive
                                             Shares      Amount        Capital      Warrants         Deficit        Income
                                            ---------  ------------   -----------  ------------   -------------- ------------
       Balance, October 1, 1996             1,754,242   $    17,542   $  663,218   $      --       $    (558,504)  $       --

       Common stock issuances as follows:
          - for cash at $0.50 per share       200,000         2,000       98,000          --                  --           --
          - for payment of liabilities and
            expenses at  $0.50 per share       45,511           455       22,301          --                  --           --

       Net loss for the year ended
       September 30, 1997                          --            --           --          --            (128,614)          --
                                            ---------   -----------   ----------   ---------       -------------   ----------
       Balance, September 30, 1997          1,999,753        19,997      783,519          --            (687,118)          --

       Common stock issuances as follows:
          - for mineral property at $0.50
            per share                         150,000         1,500       73,500          --                  --           --
          - for lease termination at $0.50
            per share                          12,000           120        5,880          --                  --           --
          - for debt at $0.50 per share        80,000           800       39,200          --                  --           --
          - for cash at $0.20 per share         7,500            75        1,425          --                  --           --
          - for compensation at $0.50 per
            share                               9,000            90        4,410          --                  --           --

       Issuance of stock options for
       financing activities                        --            --           --       2,659                  --           --

       Net loss for the year ended
       September 30, 1998                          --            --           --          --            (119,163)          --

       Other comprehensive income                  --            --           --          --                  --      117,080
                                            ---------   -----------   ----------   ---------       -------------   ----------
       Balance, September 30, 1998          2,258,253        22,582      907,934       2,659            (806,281)     117,080

       Common stock issuances as follows:
          - for cash at an average of
            $0.07 per share                   555,000         5,550       35,450          --                  --           --
          - for prepaid expenses at $0.33
            per share                          50,000           500       16,000          --                  --           --
          - for consulting services at an
            average of $0.20 per share        839,122         8,391      158,761          --                  --           --
          - for mineral property option
            at $0.13 per share                715,996         7,160       82,471          --                  --           --
          - for officers' compensation at
            an average of $0.24 per share     300,430         3,004       70,522          --                  --           --
          - for debt, investment and
            expenses at $0.30 per share         9,210            92        2,671          --                  --           --
          - for directors' compensation at
            an average of $0.25 per share      16,500           165        3,960          --                  --           --
          - for rent at $0.25 per share         1,000            10          240          --                  --           --
          - for equipment at $0.30 per
            share                             600,000         6,000      174,000          --                  --           --

       Net loss for the year ended
       September 30, 1999                          --            --           --          --            (716,759)          --

       Other comprehensive loss                    --            --           --          --                  --      (79,170)
                                           ----------   -----------   -----------  ---------       -------------   ----------
       Balance, September 30, 1999         $5,345,511   $    53,454   $ 1,452,009  $  2,659        $ (1,523,040)   $   37,901
                                           ==========   ===========   ===========  =========       =============   ==========



                                                Restated
                                                 Total
                                             ----------------
       Balance, October 1, 1996               $   122,256

       Common stock issuances as follows:
          - for cash at $0.50 per share           100,000
          - for payment of liabilities and
            expenses at  $0.50 per share           22,756

       Net loss for the year ended
       September 30, 1997                        (128,614)
                                              -----------
       Balance, September 30, 1997                116,398

       Common stock issuances as follows:
          - for mineral property at $0.50
            per share                              75,000
          - for lease termination at $0.50
            per share                               6,000
          - for debt at $0.50 per share            40,000
          - for cash at $0.20 per share             1,500
          - for compensation at $0.50 per
            share                                   4,500

       Issuance of stock options for
       financing activities                         2,659

       Net loss for the year ended
       September 30, 1998                        (119,163)

       Other comprehensive income                 117,080
                                              -----------
       Balance, September 30, 1998                243,974

       Common stock issuances as follows:
          - for cash at an average of
            $0.07 per share                        41,000
          - for prepaid expenses at $0.33
            per share                              16,500
          - for consulting services at an
            average of $0.20 per share            167,152
          - for mineral property option
            at $0.13 per share                     89,631
          - for officers' compensation at
            an average of $0.24 per share          73,526
          - for debt, investment and
            expenses at $0.30 per share             2,763
          - for directors' compensation at
            an average of $0.25 per share           4,125
          - for rent at $0.25 per share               250
          - for equipment at $0.30 per
            share                                 180,000

       Net loss for the year ended
       September 30, 1999                        (716,759)

       Other comprehensive loss                   (79,179)
                                              -----------
       Balance, September 30, 1999            $    22,983
                                              ===========



See Note 4 for information regarding individual stock, option and warrant issuances during the exploration stage in accordance with SFAS No. 7.


              The accompanying notes are an integral part of these
                             financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                        Common Stock
                                                  ------------------------- Additional    Stock                           Other
                                                     Number                  Paid-In     Options and   Accumulated    Comprehensive
                                                   of Shares     Amount     Capital       Warrants      Deficit           Income
                                                  -----------  ------------ -----------  -----------   ----------     -------------
Balance, October 1, 1999                            5,345,511  $    53,454  $ 1,452,009  $    2,659    $ (1,523,040)  $     37,901

Common stock and option issuances as follows:
    - for employee, officer and director
      compensation at an average of
      $0.61 per share                                 231,361        2,314      140,446      15,820               -              -
    - for officers' and directors'
      compensation
      at an average of $1.19 per share                 11,500          115       13,615           -               -              -
    - for consulting services at an
      average of $0.47 per share                      530,177         5302      246,333           -               -              -
    - for mineral property at $0.89 per
      share                                           100,000        1,000       88,000           -               -              -
    - for investments at $0.33 per share              200,000        2,000       64,000           -               -              -
    - for cash at $0.07 per share                     456,247        4,562       28,969           -               -              -
    - for cash, options and warrants
      at $0.01 per share                            1,000,000       10,000        2,414      87,586               -              -
    - for incentive fees at $0.33 per
      share                                            65,285          653       20,891           -               -              -
    - for deferred mineral property
      option costs at $0.13 per share                 129,938        1,299       14,943           -               -              -
    - for modification of stockholder agreement
      at $0.60 per share                              200,000        2,000      118,000      30,000               -              -
    - for modification of stockholder
      agreement                                             -            -        4,262      10,379
    - from exercise of options at $0.12
      per share                                     9,962,762       99,628    1,103,016     (37,524)              -              -

Cash received for the issuance of common stock
      warrants for 7,979,761 shares of
      stock                                                 -            -            -      10,000               -              -

Miscellaneous common stock adjustments                     (5)           -            -           -               -              -

Net loss for the year ended  September
30, 2000                                                    -            -            -           -      (2,186,541)             -

Other comprehensive loss                                    -            -            -           -               -        (38,314)
                                                  -----------   ----------  -----------  ----------    ------------    -----------
Balance, September 30, 2000                        18,232,776   $  182,327  $ 3,296,898  $  118,920    $ (3,709,581)   $      (413)
                                                  ===========   ==========  ===========  ==========    ============    ===========



                                                     Restated
                                                       Total
                                                    -----------
Balance, October 1, 1999                            $   22,983

Common stock and option issuances as follows:
    - for employee, officer and director
      compensation at an average of
      $0.61 per share                                  158,580
    - for officers' and directors'
      compensation
      at an average of $1.19 per share                  13,730
    - for consulting services at an
      average of $0.47 per share                       251,635
    - for mineral property at $0.89 per
      share                                             89,000
    - for investments at $0.33 per share                66,000
    - for cash at $0.07 per share                       33,531
    - for cash, options and warrants
      at $0.01 per share                               100,000
    - for incentive fees at $0.33 per
      share                                             21,544
    - for deferred mineral property
      option costs at $0.13 per share                   16,242
    - for modification of stockholder agreement
      at $0.60 per share                               150,000
    - for modification of stockholder
      agreement                                         14,641
    - from exercise of options at $0.12
      per share                                      1,165,120

Cash received for the issuance of common stock
      warrants for 7,979,761 shares of
      stock                                             10,000

Miscellaneous common stock adjustments                       -

Net loss for the year ended  September
30, 2000                                            (2,186,541)

Other comprehensive loss                               (38,314)
                                                   -----------
Balance, September 30, 2000                        $  (111,849)
                                                   ===========



See Note 4 for information regarding individual stock, option and warrant issuances during the exploration stage in accordance with SFAS No. 7.


              The accompanying notes are an integral part of these
                             financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                              For the Period
                                                                                                   From
                                                                                              October 1, 1996
                                                                                               (Inception of
                                                                For the Year Ended          Exploration Stage)
                                                      --------------------------------------        to
                                                        September 30,      September 30,       September 30,
                                                            2000                1999               2000
                                                         (Restated)         (Restated)          (Restated)
                                                      ------------------  ----------------  -------------------
    Cash flows from operating activities
       Net loss                                       $     (2,186,541)    $    (716,759)        $  (3,151,077)
       Adjustments to reconcile net income (loss)
       to net cash used by operating activities:
          Depreciation                                          10,823               288                11,111
          Loss (gain) on investment sales                       (5,420)           (1,177)                3,847
          Loss (gain) on disposition of assets                  (5,000)          191,674               188,226
          Common stock issued for services
             and expenses                                      251,635           184,823               484,214
          Common stock and options issued as
          compensation                                         172,310            77,651               254,461
          Stock options and warrants issued for
          financing activities                                  14,641                 -                17,300
          Common stock and warrants issued to
          acquire mineral property options                     255,242            89,631               344,873
          Common stock issued for incentive fees                21,544                 -                21,544
       Changes in assets and liabilities:
         Inventory                                                   -                 -                 3,805
         Prepaid expenses                                         (725)           (1,000)               (1,725)
         Accounts payable                                      320,064             8,571               324,065
         Accrued expenses                             $        (53,051)           59,748                19,447
                                                      ----------------     -------------         -------------
       Net cash used in operating activities                (1,204,478)         (106,550)           (1,479,909)
                                                      ----------------     -------------         -------------
    Cash flows from investing activities:
         Payment of deposit                                     (1,000)                -                (1,000)
         Return of deposit                                       1,000                 -                 1,000
         Proceeds from sale of equipment                             -            33,926                33,926
         Proceeds from sale of mineral property                      -            20,000                20,000
         Purchase of furniture and equipment                   (35,910)             (450)              (37,195)
         Proceeds from investments sold                         27,606            16,146                71,287
                                                      ----------------     -------------         -------------
       Net cash provided (used) by investing
       activities                                               (8,304)           69,622                88,018
                                                      ----------------     -------------         -------------
    Cash flows from financing activities:
         Payments on notes payable and short term
         borrowings                                             (2,712)                -                (2,712)
         Sale of warrants for common stock                      10,000                 -                10,000
         Proceeds from short term borrowings                         -             2,000                42,000
         Sale of common stock, options and warrants          1,298,651            41,000             1,441,151
                                                      ------------------  --------------         -------------
       Net cash provided by financing activities             1,305,939            43,000             1,490,439
                                                      ------------------  --------------         -------------
    NET INCREASE IN CASH                                        93,157             6,072                98,548

    CASH, BEGINNING OF YEAR                                      8,998             2,926                 3,607
                                                      ----------------    --------------         -------------
    CASH, END OF YEAR                                 $        102,155    $        8,998         $     102,155
                                                      ================    ==============         ==============
    SUPPLEMENTAL INFORMATION:
       Interest paid                                  $          1,137    $          504                 1,651
       Taxes paid                                     $              -    $            -                     -

    Non-cash financing activities:
       Common stock and warrants issued to acquire
         mineral property options                     $        255,242    $       89,631         $     344,873
       Common stock issued for acquisition of
         mining property                              $              -    $            -         $      75,000
       Common stock issued for acquisition of
         mining equipment                             $              -    $      180,000         $     180,000
       Common stock issued for services and
       expenses                                       $        251,635    $      184,823         $     484,214
       Common stock issued for investment             $         66,000    $        1.000         $      67,000
       Common stock issued for debt                   $              -    $          842         $      40,842
       Deferred acquisition costs on mining
       property                                       $              -    $       46,242         $      46,242
       Stock options issued for financing
       activities                                     $         14,641    $            -         $      17,300
       Common stock issued for incentive fees         $         21,544    $            -         $      21,544
       Common stock and options issued as
       compensation                                   $        172,310    $       77,651         $     254,461
       Purchase of equipment with financing
       agreement                                      $         14,093    $            -         $      14,093
       Investments received for mineral property      $          5,000    $            -         $       5,000


   The accompanying notes are an integral part of these financial statements.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS


Trend Mining Company (formerly Silver Trend Mining Company) ("the Company") was incorporated on September 7, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. From 1984 to late 1996, the Company was dormant. In November 1998, the Company changed its focus to exploration for platinum and palladium related metals. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to platinum group metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end. As part of the Company's Annual Meeting held on February 23, 2001, the stockholders approved the reincorporation of the Company as a Delaware corporation, which was completed on March 28, 2001. (See Note 13.)


The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes rely on the integrity and objectivity of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ACCOUNTING METHOD

The Company's financial statements are prepared using the accrual method of accounting.

BASIC AND DILUTED LOSS PER SHARE

Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.


Outstanding options and warrants representing 8,307,594 and 330,000 shares for the years ended September 30, 2000 and 1999, respectively, have been excluded from the calculation of diluted loss per share as they would be antidilutive.


CASH AND CASH EQUIVALENTS

For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

COMPENSATED ABSENCES

The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial for the years ended September 30, 2000 and 1999 and accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.

COMPREHENSIVE INCOME (LOSS)


The Company reports comprehensive income (loss) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the Stockholders' Equity section of the Balance Sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.


DERIVATIVE INSTRUMENTS


The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 and SFAS No. 138, "Accounting for Derivative Instruments and Certain Hedging Activities," in June 2000. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.


At September 30, 2000, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.


EMPLOYEE AND NON-EMPLOYEE STOCK COMPENSATION

The Company values common stock issued to employees and other than employees for services, property and investments at the fair market value of the common stock, which is the closing price of Company stock on the day of issuance. If no trading occurred on that day, then the fair market value is the lower of the closing prices on the first previous day and the first following day on which the Company's stock was traded.


ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


EXPLORATION COSTS

In accordance with generally accepted accounting principles, the Company expenses exploration costs as incurred. Exploration costs expensed during the year ended September 30, 2000 were $1,069,215. The exploration costs expensed during the Company's exploration stage were $1,479,814.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


EXPLORATION STAGE ACTIVITIES

The Company has been in the exploration stage since October 1, 1996, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $558,504.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts for cash, accounts payable, notes payable and accrued liabilities approximate their fair value.

GOING CONCERN


As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $2,186,541 for the year ended September 30, 2000 and has an accumulated deficit during the exploration stage of $3,151,077. These factors indicate that the Company may be unable to continue in existence in the absence of receiving additional funding.


The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management believes that it will be able to generate sufficient cash from public or private debt or equity financing for the Company to continue to operate based on current expense projections.

IMPAIRED ASSET POLICY

In March 1995, the Financial Accounting Standards Board issued a statement SFAS No. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts whenever events or changes in circumstances indicate that an asset may not be recoverable. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Although the Company expenses as costs the exploration and maintenance of its properties and claims, if results of exploration warrant an assessment of the carrying value of a mineral property's acquisition cost, or if the Company has an indication that the recorded fair value has declined, such costs will be reviewed and any impairment will be recognized at that time.

INVESTMENT POLICIES

The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale based upon the accumulated cost bases of specific investment accounts.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

MINERAL PROPERTIES


The Company capitalizes only amounts paid in cash or stock as consideration for the acquisition of real property. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Costs and fees paid to locate and maintain mining claims, to acquire options to purchase claims or properties, or to maintain mineral rights and leases, are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.


Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment. Should a property be abandoned, its unamortized capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.


OPTION AND WARRANT FAIR VALUE CALCULATIONS

The Company utilizes the Black-Scholes valuation model to calculate the fair value of options and warrants issued for financing, acquisition, compensation and payment for services purposes. The parameters used in such valuations include a risk free rate of 5.5%, the assumption that no dividends are paid, exercise periods ranging from one week to 5.5 years, depending upon the terms of the instrument issued, and a volatility factor calculated annually based on estimates of expected volatility, as per SFAS No. 123. The Company used its historic volatility data to develop the 1998 estimate of 30.00%, consistent with its limited public trading in that period. The volatility estimates for 1999 and 2000 reflect an average of Company data and volatility factors reported by two other mining companies at comparable stages in their respective public trading histories, resulting in expected volatilities of 55.12% in 1999 and 48.05% in 2000.


RECLASSIFICATIONS

Certain amounts from prior periods have been reclassified to conform with the current period presentation. This reclassification has resulted in no changes to the Company's accumulated deficit or net losses presented.

REVERSE STOCK SPLIT

The Company's board of directors authorized a 1 for 10 reverse stock split of its no par value common stock. (See Note 4) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

SEGMENT REPORTING

The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at September 30, 2000 and, therefore, no segment reporting is required.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 3 - MINERAL PROPERTIES

The following describes the Company's significant mineral properties:

WYOMING PROPERTIES


During the year ended September 30, 1999, the Company entered into an option agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming. The agreement with GMC entitled the Company to receive 104 unpatented mining claims in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments to be incurred over a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project.



The Company and GMC subsequently entered into an amendment to the agreement under which (i) the Company issued 416,961 shares of common stock to GMC upon GMC's exercise of preemptive rights, (ii) the Company agreed to perform an additional $15,000 of geophysical work on the Lake Owen Project prior to December 31, 2000, (iii) the Company issued 200,000 additional shares and warrants exercisable until June 2002 to purchase 200,000 shares at $0.70 per share, and (iv) GMC agreed to terminate its antidilution and preemptive rights as provided in the original agreement. The Company has expensed $295,873 for cash paid and common stock and warrants issued to acquire this Project.


The Company has located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen Project.

The Company also staked and claimed six claims known as the Albany Project during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.


The Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and 179 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming. Subsequent to the date of these financial statements, the Company located and staked 155 unpatented mining claims in Albany County, Wyoming, including 34 and 121 claims which were staked at the Douglas Creek and Keystone properties, respectively.


MONTANA PROPERTIES


In March 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the Intrepid claims. Upon entering into the agreement, the Company paid the claim owners $5,800 in cash and 100,000 shares of common stock. In the Company's acquisition of this option, it has expensed $94,800 for cash paid and common stock issued.



Under the agreement, the Company is obligated to incur exploration expenditures of not less than $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 each year thereafter. In March 2001, the Company and the claim holders agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 3 - MINERAL PROPERTIES (CONTINUED)


with this agreement, the Company issued to the holders 3,000 shares of common stock with an aggregate value of $2,340. The May 11 payment has not been made and the Company has requested an extension.



During the option period, the Intrepid claims are subject to a net smelter royalty of 3% of all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if the Company has not terminated the agreement by November 2001.


Additionally, the Company expensed $17,705 to stake 121 claims for the Vanguard Project. The Company has also expensed $30,425 to explore and stake 36 claims known as the McCormick Creek Project in Missoula County, Montana.

During the year ended September 30, 2000, the Company located and staked 211 claims in Stillwater County, Montana. Subsequent to the date of these financial statements, an additional 222 claims were staked and added, and 38 claims were abandoned, leaving a total of 395 claims.

OREGON PROPERTY

During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. All transactions have been completed and the Company has acquired title to these claims.

NEVADA PROPERTIES

During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Transactions were finalized for 13 claims known as the Hardrock Johnson Property located in Clark County, Nevada.

Subsequent to the date of these financial statements, the Company located and staked 31 unpatented claims known as the Willow Springs Claims. These claims are located in Nye County, Nevada.

CALIFORNIA PROPERTIES


In mid-2000, the Company located 79 unpatented mining claims, known as the Pole Corral property, in Tehema County, California. In September 2000, the Company located 33 unpatented mining claims known as the Cisco Butte property in Placer County, California.


CANADIAN PROPERTY

In August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 67,000 acres for the Company in northern Saskatchewan. This property is known as the Peter Lake Claims.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 3 - MINERAL PROPERTIES (CONTINUED)

NEVADA PROPERTY


In 1979, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of a U.S. Department of Defense bombing range. As of the date of these financial statements, no clean up has commenced on these claims. Pursuant to an impairment analysis performed by the Company, the Company wrote off the $70,333 book value of cash paid and common stock issued to acquire the Pyramid Mine, effective prior to the inception of the Exploration Stage. This write-off resulted in a corresponding increase in accumulated deficit prior to the Exploration Stage.


The following properties were disposed of during the last two years:

IDAHO PROPERTY


In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, which was part of the Company's prior silver mining activities, will require a three-year work commitment by New Jersey totaling $200,000. If the work commitment is not met, the Company will receive additional common stock of New Jersey. The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%. Pursuant to an impairment analysis performed by the Company, the Company wrote off the $104,753 book value of the property, effective prior to the inception of the Exploration Stage. This write-off resulted in a corresponding increase in accumulated deficit prior to the Exploration Stage. The Company also expensed $19,000 in previously capitalized costs as mineral property expenses in 1997. The value of the securities received upon disposition of the property was $5,000, which the Company recognized as a gain on disposition in the year ended September 30, 2000.


ALASKA PROPERTY

During the year ended September 30, 1998, the Company purchased, through the issuance of 150,000 shares of its common stock, four patented mining claims known as the Rae Wallace Mine located just north of Anchorage, Alaska. The property was recorded at the fair market value of the shares paid on the date of issuance at $0.50 per share for a total purchase price of $75,000. In the year ended September 30, 1999, the Company sold the property for $20,000, resulting in a loss of $55,000. The Company retained a 2.5% net smelter return in the property, which is not valued for financial purposes.

NOTE 4 - COMMON STOCK


On March 28, 2001, the Company completed its reincorporation in Delaware. As a result of the reincorporation, each share of the Company's common stock, no par value per share, was changed and converted into one fully paid and nonassessable share of common stock, par value $0.01 per share. All references in the accompanying financial statements to stock values have been restated to reflect this recapitalization and conversion to ensure consistency and comparability with financial statements for subsequent periods.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 4 - COMMON STOCK (CONTINUED)

On February 16, 1999, the Company's board of directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the years ended September 30, 2000 and 1999 have been restated to reflect the reverse stock split.

The Company, from time to time, issues common stock in exchange for services, as compensation or for the acquisition of assets. Such stock is recorded at the fair market value on, or as near as possible to, the date of the transaction.


During the fiscal year ended September 30, 1999, the Company issued 555,000 shares of common stock for cash valued at $41,000; 839,122 shares of common stock valued at $167,152 for consulting services; 715,996 shares of common stock valued at $89,631 to acquire an option for a mineral property; and 300,430 shares of common stock valued at $73,526 as officer compensation. An additional 9,210 shares of common stock were issued for a debt, investments and expenses valued at $2,763. Directors of the Company were issued 16,500 shares of common stock valued at $4,125 for compensation. Also, 50,000 shares of common stock valued at $16,500 were issued for prepaid expenses, 1,000 shares of common stock valued at $250 were issued for storage rent and 600,000 shares of common stock valued at $180,000 were issued for mining equipment.



During the year ended September 30, 2000, the Company issued 226,194 shares of common stock, valued at $145,490 to officers and directors, as compensation; 530,177 shares of common stock valued at $251,635 for services provided to the Company; 100,000 shares of common stock valued at $89,000 in exchange for the option to acquire a mineral property; 200,000 shares of common stock valued at $66,000 for New Jersey Mining Company common stock; 65,285 shares of common stock valued at $21,544 as incentive fees and 11,419,009 shares of common stock, options and warrants for cash of $1,298,651. The Company issued 16,667 shares of common stock valued at $11,000 to an employee as part of his employment agreement. The Company also issued to General Minerals Corporation (GMC) an additional 129,938 shares valued at $16,242 as part of the deferred cost of acquiring the Lake Owen option. In addition, the Company issued 200,000 shares of common stock valued at $120,000 as partial consideration for the termination of certain preemptive rights held by GMC.


Subsequent to September 30, 2000, during the three month period ended December 31, 2000, the Company issued 10,000 shares of common stock valued at $11,500 for services, 5,200 shares of common stock valued at $5,880 as compensation, 33,333 shares of common stock from options exercised by an employee for cash of $10,000, and 100,000 shares of common stock sold for $100,000 cash as a private placement.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 4 - COMMON STOCK (CONTINUED)


The following table discloses the Company's stock and equity transactions during the Exploration Stage. This information meets the disclosure requirements of SFAS No. 7 for development and exploration stage disclosures. The following abbreviations are used in the table: CS for Common Stock; OPT for Options; and WAR for warrants.



-----------------------------------------------------------------------------------------------------------------------------------
                                                                 COMMON     ADDITIONAL                        NUMBER     VALUE OF
                                           NUMBER OF  PRICE PER  STOCK        PAID-IN     TOTAL    NUMBER OF     OF       OPTIONS/
                                ISSUE DATE   SHARES     SHARE    AMOUNT       CAPITAL     AMOUNT    OPTIONS   WARRANTS   WARRANTS
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1996                    1,754,242            $ 17,542    $ 663,218   $ 680,760
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, OPTIONS AND
WARRANTS ACTIVITY AS FOLLOWS:
-----------------------------------------------------------------------------------------------------------------------------------
CS for Cash                   03/25/1997      200,000   $ 0.50      2,000       98,000     100,000
-----------------------------------------------------------------------------------------------------------------------------------
CS for Payment of liabilities
and expenses                  09/30/1997       45,511     0.50        455       22,301      22,756
===================================================================================================================================
BALANCE SEPTEMBER 30, 1997                  1,999,753            $ 19,998    $ 783,518   $ 803,516
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, OPTIONS AND
WARRANTS ACTIVITY AS FOLLOWS:
-----------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property       07/23/1998      150,000   $ 0.50      1,500       73,500      75,000
-----------------------------------------------------------------------------------------------------------------------------------
CS for Cash                   07/23/1998        7,500     0.20         75        1,425       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Lease termination      07/23/1998       12,000     0.50        120        5,880       6,000
-----------------------------------------------------------------------------------------------------------------------------------
CS for Debt                   07/23/1998       80,000     0.50        800       39,200      40,000
-----------------------------------------------------------------------------------------------------------------------------------
OPT for Financing             09/24/1998                                                              180,000              2,659
------------------------------------------------------------------------------------------------------------------------------------
CS for Compensation           09/30/1998        9,000     0.50         90        4,410       4,500
===================================================================================================================================
BALANCE SEPTEMBER 30, 1998                  2,258,253            $ 22,583    $ 907,933   $ 930,516    180,000        -    $2,659
-----------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, OPTIONS AND
WARRANTS ACTIVITY AS FOLLOWS:
-----------------------------------------------------------------------------------------------------------------------------------
CS for Debt, investment and
expenses                        10/12/1998      9,210   $ 0.30         92        2,671       2,763
-----------------------------------------------------------------------------------------------------------------------------------
CS for Equipment                10/30/1998    600,000     0.30      6,000      174,000     180,000
CS for Cash                     11/28/1998      5,000     0.20         50          950       1,000
-----------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   12/31/1998     30,858     0.44        309       13,191      13,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Directors' compensation  01/25/1999     16,500     0.25        165        3,960       4,125
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   01/31/1999      8,572     0.35         86        2,914       3,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   03/31/1999     24,000     0.25        240        5,760       6,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      03/31/1999      6,000     0.25         60        1,440       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      04/30/1999     32,000     0.28        320        8,640       8,960
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   04/30/1999     12,000     0.28        120        3,240       3,360
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      05/31/1999     73,333     0.25        733       17,600      18,333
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/1999     34,353     0.25        344        8,244       8,588
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   06/30/1999     50,000     0.16        500        7,500       8,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/1999     95,833     0.16        958       14,375      15,333
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/06/1999      5,000     0.25         50        1,200       1,250
------------------------------------------------------------------------------------------------------------------------------------
OPT for Financing activities    07/22/1999                                                             50,000                      -
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property option  07/27/1999    715,996     0.13      7,160       82,471      89,631
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     07/29/1999     33,333     0.15        333        4,667       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/30/1999    146,603     0.12      1,466       16,126      17,592
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/31/1999    133,697     0.12      1,337       14,707      16,044
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   07/31/1999     41,667     0.12        417        4,583       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/04/1999     16,667     0.15        167        2,333       2,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Rent                     08/09/1999      1,000     0.25         10          240         250
------------------------------------------------------------------------------------------------------------------------------------
OPT for Financing activities    08/13/1999                                                            100,000                      -
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/15/1999     50,000     0.05        500        2,000       2,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      08/17/1999      5,000     0.25         50        1,200       1,250
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/17/1999    100,000     0.05      1,000        4,000       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/26/1999    100,000     0.10      1,000        9,000      10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      08/31/1999    159,750     0.25      1,598       38,341      39,938
------------------------------------------------------------------------------------------------------------------------------------
CS for Prepaid expenses         09/10/1999     50,000     0.33        500       16,000      16,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     09/10/1999     50,000     0.10        500        4,500       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     09/13/1999    200,000     0.05      2,000        8,000      10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/30/1999     80,053     0.26        801       20,013      20,814
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   09/30/1999    133,333     0.26      1,333       33,334      34,667
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 4 - COMMON STOCK (CONTINUED)


-----------------------------------------------------------------------------------------------------------------------------------
                                                                  COMMON     ADDITIONAL                        NUMBER     VALUE OF
                                            NUMBER OF  PRICE PER  STOCK        PAID-IN     TOTAL    NUMBER OF     OF       OPTIONS/
                                ISSUE DATE    SHARES     SHARE    AMOUNT       CAPITAL     AMOUNT    OPTIONS   WARRANTS   WARRANTS
-----------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/30/1999     67,500      0.26       675        16,875      17,550
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1999                  5,345,511             $53,455    $1,452,009  $1,505,464    330,000          -   $2,659
------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK, OPTIONS AND
WARRANTS ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      10/04/1999     50,000    $ 0.26       500        12,500      13,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     10/22/1999     25,000      0.20       250         4,750       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      10/31/1999    273,675      0.31     2,737        82,103      84,840
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   11/30/1999     52,694      0.31       527        15,807      16,334
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      11/30/1999      4,327      0.31        43         1,298       1,341
------------------------------------------------------------------------------------------------------------------------------------
CS, OPT & WAR for Cash          12/31/1999  1,000,000     0.012    10,000         2,414      12,414  8,108,000  6,250,000   87,586
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      12/31/1999      1,200      0.35        12           408         420
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      01/04/2000     15,000      0.28       150         4,050       4,200
------------------------------------------------------------------------------------------------------------------------------------
CS for Investments              01/15/2000    200,000      0.33     2,000        64,000      66,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Incentive fees           01/17/2000     65,285      0.33       653        20,891      21,544
------------------------------------------------------------------------------------------------------------------------------------
OPT Expiration                  01/22/2000                                                             (50,000)                    -
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     01/25/2000     14,286      0.35       143         4,857       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        02/22/2000  1,000,000     0.142    10,000       131,900     141,900 (1,000,000)             (1,900)
------------------------------------------------------------------------------------------------------------------------------------
CS & OPT for Employees'         02/25/2000     16,667      0.66       167        10,833      11,000     33,333               3,070
compensation
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      02/29/2000     10,000      0.72       100         7,100       7,200
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property         03/24/2000     50,000      1.03       500        51,000      51,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        03/27/2000  2,500,000     0.142    25,000       329,750     354,750 (2,500,000)             (4,750)
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      03/31/2000     75,000      0.81       750        60,000      60,750
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   03/31/2000      3,000      0.81        30         2,400       2,430
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property         04/04/2000     50,000      0.75       500        37,000      37,500
------------------------------------------------------------------------------------------------------------------------------------
CS & OPT for Directors'         04/11/2000    150,000      0.70     1,500       103,500     105,000     67,000              12,750
compensation
------------------------------------------------------------------------------------------------------------------------------------
CS for Deferred mineral         05/08/2000    129,938     0.125     1,299        14,943      16,242
property acquisition costs
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      05/15/2000      9,975      0.63       100         6,184       6,284
------------------------------------------------------------------------------------------------------------------------------------
Cash for Warrants               06/08/2000                                                                                  10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     06/26/2000    416,961     0.056     4,170        19,361      23,531
------------------------------------------------------------------------------------------------------------------------------------
CS & WAR for Modification of    06/26/2000    200,000      0.60     2,000       118,000     120,000               200,000   30,000
stockholder agreement
------------------------------------------------------------------------------------------------------------------------------------
OPT & WAR for Modification of
stockholder agreement           06/27/2000                                                           1,729,762  1,729,761   14,641
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        06/29/2000  1,597,588     0.064    15,976        86,740     102,716 (1,597,588)             (2,716)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   06/30/2000      9,000      0.81        90         7,185       7,275
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/2000      1,000      0.70        10           690         700
------------------------------------------------------------------------------------------------------------------------------------
OPT Agreement Modification      07/07/2000                                                            (127,500)                    -
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/14/2000     10,000      0.30       100         2,900       3,000    (10,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/21/2000  1,800,000     0.122    18,000       201,060     219,060 (1,800,000)            (12,060)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/26/2000    650,000     0.122     6,500        72,605      79,105   (650,000)             (4,355)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   07/31/2000      3,000      1.24        30         3,690       3,720
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/01/2000     50,000      0.15       500         7,000       7,500    (50,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/01/2000     50,000      0.30       500        14,500      15,000    (50,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/14/2000     90,000     0.122       900        10,053      10,953    (90,000)               (603)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/24/2000  1,000,000     0.122    10,000       111,700     121,700 (1,000,000)             (6,700)
------------------------------------------------------------------------------------------------------------------------------------
CS for Directors' compensation  08/25/2000      1,500      1.00        15         1,485       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/31/2000     15,000      0.30       150         4,350       4,500    (15,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   08/31/2000      1,000      1.13        10         1,120       1,130
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        09/22/2000  1,200,174     0.122    12,002       134,720     146,722 (1,200,174)             (8,702)
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/22/2000     90,000      1.45       900        72,000      72,900
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   09/30/2000      6,000      1.35        60         8,040       8,100
------------------------------------------------------------------------------------------------------------------------------------
CS Adjustment                   09/30/2000         (5)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
ENDING BALANCE
SEPTEMBER 30, 2000                         18,232,776            $182,328    $3,296,897   3,479,225    127,833  8,179,761 $118,920
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS

The Company had a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options had been issued under the plan as of December 31, 2000, and the plan has been terminated. At the Company's Annual Meeting on February 23, 2001, the Company's shareholders approved the adoption of the 2000 Equity Incentive Plan. (See Note 13.)

None of the options described in this note was issued pursuant to a stock option plan.


In the Black-Scholes Option Price Calculations below, the Company used the following assumptions to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30.00% in 1998, 55.12% in 1999 and 48.05% in 2000, and the
expected life of the options varied from one week to 3.75 years. The Company also assumed that no dividends would be paid on common stock.



During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases. At the respective grant dates, these options were each determined to have no appreciable fair value using the Black-Scholes Option Price Calculation.



In February 2000, the Company granted an employee options until February 25, 2002 to acquire 33,333 shares of common stock at an exercise price of $0.30 per share as compensation. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $3,070. The employee exercised these options in October 2000.



During the fiscal year ended September 30, 2000, the Company's board of directors issued options to purchase 67,000 shares of its common stock at $0.50 per share to six retired directors. The options issued to each director were based on years of service and are exercisable from April 15, 2000 to April 15, 2003. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $12,750.



As partial consideration for an amendment to the GMC option agreement, the Company granted to GMC in June 2000 a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002. The fair value of this warrant estimated on the date of issuance using the Black-Scholes Options Price Calculation was $30,000.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)

TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC


On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28, 2000 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, (or $490,000 in the aggregate), and was granted an option to purchase, for $10,000, warrants to buy an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. The Company used the Black-Scholes Option Price Calculation effective as of the transaction date and estimated the fair values to be $37,524 for the option and $50,062 for the warrants. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC, an affiliate.



Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in February and March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise in full of this first option, Electrum's option until September 25, 2000 to purchase up to an additional 4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate, became exercisable.



On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement under which the option to purchase 4,608,000 shares was modified. As modified, Electrum had an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option became exercisable until September 25, 2000 to acquire up to 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was modified and, as modified, Electrum had an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003. The Company utilized the Black-Scholes Option Price Calculation to estimate the fair value of the modifications as of the grant date and recorded $4,262 for the options and $10,379 for the warrants. The $14,641 total amount was charged as a financing expense.


Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


As of September 30, 2000, Tigris and Electrum own approximately 30% of the Company's outstanding common stock and, assuming that Electrum exercises its warrants and that the Company has issued no other shares, would own nearly 50% of the Company's then outstanding common stock.


Electrum had certain preemptive rights, which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement held by them.

Following is a summary of the status of the options during the years ended September 30, 1999 and 2000:


                                                                                                  Weighted Average
                                                                    Number of Shares               Exercise Price
                                                                  ----------------------        ---------------------
Outstanding at October 1, 1998                                               180,000                      $ 0.41
Granted                                                                      150,000                        0.22
Exercised                                                                          -                            -
Forfeited                                                                          -                            -
Expired                                                                            -                            -
                                                                  ----------------------        ---------------------
Outstanding at September 30, 1999                                            330,000                     $  0.32
                                                                  ======================        =====================
Options exercisable at September 30, 1999                                    330,000                      $ 0.32
                                                                  ======================        =====================


Outstanding at October 1, 1999                                               330,000                      $ 0.32
Granted                                                                    9,938,095                        0.12
Exercised                                                                 (9,962,762)                       0.12
Forfeited                                                                          -                            -
Revised                                                                     (127,500)                       0.36
Expired                                                                      (50,000)                       0.35
                                                                  ----------------------        ---------------------
Outstanding at September 30, 2000                                            127,833                      $ 0.51
                                                                  ======================        =====================
Options exercisable at September 30, 2000                                    127,833                      $ 0.51
                                                                  ======================        =====================

          EXERCISE DATE
On or before July 19, 2001                                                    15,000                       $0.50
On or before February 25, 2002                                                33,333                       $0.30
On or before July 19, 2002                                                    12,500                       $1.00
On or before April 14, 2003                                                   67,000                       $0.50



In the subsequent period the Company has issued additional options and warrants. (See Note 13.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 6 - RELATED PARTY TRANSACTIONS


The Company has accrued director and officer fees in the amounts of $9,746 at September 30, 2000.



In June 2000, the Company and GMC amended the Lake Owen option agreement. Pursuant to the amendment, (i) the Company issued 416,961 shares of common stock for GMC upon GMC's exercise of preemptive rights, (ii) the Company agreed to perform an additional $15,000 of geophysical work on the Lake Owen Project prior to December 31, 2000, (iii) the Company issued 200,000 additional shares and warrants exercisable until June 2002 to purchase 200,000 shares at $0.70 per share, and (iv) GMC agreed to terminate its antidilution and preemptive rights as provided in the original agreement.


In July 2000, the Company entered into an employment agreement with John Ryan, then the Chief Financial Officer, Secretary and Treasurer of the Company, under which Mr. Ryan received 3,000 shares per month of Trend common stock as compensation for his services. Mr. Ryan resigned in December 2000, and this agreement was terminated.


NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment, including vehicles, is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the years ended September 30, 2000 and 1999 was $10,823 and $288, respectively. The following is a summary of property, equipment, and accumulated depreciation.


                                                                  September 30,                 September 30,
                                                                      2000                           1999
                                                                ------------------            -------------------
         Furniture and Equipment                                   $  51,288                       $ 1,285
         Less: Accumulated Depreciation                              (11,111)                         (288)
                                                                ------------------            -------------------
                                                                   $  40,177                      $    997
                                                                ==================            ===================



NOTE 8 - INVESTMENTS

The Company's securities investments are classified as available-for-sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities which are classified as trading securities.


The Company recognized a charge for other comprehensive loss of $38,314 for the year ended September 30, 2000, and a loss in other comprehensive income, for a change in the market value of investments, of $79,179 for the year ended September 30, 1999.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 8 - INVESTMENTS (CONTINUED)

Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:

                                                                  September 30,             September 30,
                            Investment                                2000                      1999
         --------------------------------------------------     ------------------       --------------------
         New Jersey Mining Company                                $  107,250                   $  94,000
         Royal Silver Mines, Inc.                                       -                          2,750
                                                                ------------------       --------------------
                                                                  $  107,250                   $  96,750
                                                                ==================       ====================


NOTE 9 - NOTES PAYABLE

Following is a summary of long-term debt at September 30, 2000:

         Note payable to First Security Bank, N.A.
             Interest at 14.99%, secured by
             1989 Chevrolet, payable in monthly
             installments of $179 through
             February 28, 2003                                                         $    4,339

         Note payable to First Security Bank, N.A.

             Interest at 14.99%, secured by
             1995 Ford F-250, payable in
             monthly installments of $231
             through April 7, 2005                                                          9,042
                                                                                      -----------

             Total notes payable                                                           13,381

             Less:  Current maturities included in
                        current liabilities                                                (2,992)
                                                                                      ------------

                                                                                        $  10,389
                                                                                      ============


Following are the maturities of long-term debt for the current year and each of the next four years:


         2001    $   2,992
         2002        3,608
         2003        2,884
         2004        2,345
         2005        1,552
                 ---------
                  $ 13,381
                 =========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 10 - INCOME TAXES


At September 30, 2000, the Company has accumulated operating losses approximating $2,300,000. These operating losses may be offset against future taxable income; however, there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefit of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by ownership changes.


The Company had not filed a tax return for year ended September 30, 1999, and was considered deficient with respect to that filing. In March 2001, the Company filed its Federal Income Tax Returns for the years ended September 30, 2000 and 1999. The above operating losses carried forward to the income tax returns, and it is unlikely that the Internal Revenue Service will impose penalties for underpayment of income taxes. However, the Company may be subject to failure to timely file penalties that are considered immaterial to these financial statements. No provision for the recoverability of tax benefits has been reported in the financial statements of the Company, due to their uncertainty.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

LAKE OWEN OPTION AGREEMENT

In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company can earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period, which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year. This agreement was amended in June 2000 to include $15,000 of geophysical survey work, which should be completed by December 31, 2000.


In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and 129,938 shares in 2000. The Company and GMC subsequently entered into an amendment to the agreement under which (i) the Company issued 416,961 shares of common stock to GMC upon GMC's exercise of preemptive rights, (ii) the Company agreed to perform an additional $15,000 of geophysical work on the Lake Owen Project prior to December 31, 2000,
(iii) the Company issued 200,000 additional shares and warrants exercisable until June 2002 to purchase 200,000 shares at $0.70 per share, and (iv) GMC agreed to terminate its antidilution and preemptive rights as provided in the original agreement.


INTREPID OPTION AGREEMENT

In May 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the eight Intrepid claims. Upon entering the agreement, the Company paid the claim owners $5,800 and 100,000 shares of common stock. The Company is obligated to make exploration expenditures of at least $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 for
each year thereafter.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

During the option period, the Intrepid claims are subject to a net smelter royalty of 3% on all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments to be credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if it has not terminated the agreement by November 2001.


In March 2001, the Company and the claim holders agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the claim holders 3,000 shares of common stock on March 11, 2001 with an aggregate value of $2,340. The May 11 payment has not been made and the Company has requested an extension.


LEASE AGREEMENTS


The Company rented office facilities in Coeur d'Alene, Idaho on a month-to-month basis. Total rents paid during the year ended September 30, 2000 were $5,530.


Subsequent to the date of these financial statements in October 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three-year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rent of $2,921.

In July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. Prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month. Total rents during the year ended September 30, 2000 were $3,438.


The minimum lease payments for the 2001, 2002 and 2003 fiscal years are as follows:


                               2001                  $     52,572
                               2002                        47,397
                               2003                        31,872
                                                     ------------

                               Total                 $    131,841
                                                     ============

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 12 - DISPOSAL AND IMPAIRMENT OF ASSETS

In late 1998, the Company acquired mining equipment valued at $180,000 in exchange for 600,000 shares of common stock with a value of $0.30 per share. Most of this equipment was sold during the year ending September 30, 1999 for $32,300, resulting in a realized loss of $129,700. In addition, an impairment of $14,000, representing the excess of the $18,000 carrying value of the remaining equipment over its fair value of $4,000, was included in the loss on disposition and impairment of assets charged to operations in the year ended September 30, 1999. The Company also recognized a loss of $55,000 on the sale of the Rae Wallace Mine, which had been acquired during 1998 for $75,000 in common stock and was sold in 1999 for $20,000. In addition, the Company sold miscellaneous equipment in 1999, recognizing $7,026 in additional gains. (See Note 3.)


During the year ended September 30, 2000, the Company recognized a gain of $5,000 on the sale of the Silver Strand Mine, for which it received New Jersey Mining Company stock valued at $5,000 and retained a royalty. The mine had been acquired for common stock in 1984. (See Note 3.)


NOTE 13 - SUBSEQUENT EVENTS

CONSULTING AGREEMENTS

On November 17, 2000, the Company entered into a consulting agreement with R. H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable until January 2003.


On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock at $1.50 per share. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding.



On October 31, 2000, the Company entered into a consulting agreement with Brian Miller under which Mr. Miller performs certain services for the Company. Under this agreement, Mr. Miller has received cash for his services and was granted 10,000 shares of common stock effective January 2, 2001.


MINERAL PROPERTIES

Subsequent to the date of these financial statements, the Company acquired additional properties. (See Note 3.)

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 13 - SUBSEQUENT EVENTS (CONTINUED)

RELATED PARTY LOANS

In November 2000, the Company borrowed $135,000 from Electrum. The loan bears interest at an annual rate of 5% and is due on the earlier of December 1, 2005 or upon the Company's completion of a public or private debt or equity financing.


In December 2000, the Company entered into an agreement with Electrum under which the Company had the right to borrow up to $250,000. The funds obtained under this agreement bear interest at 8%, and repayment is due on the earlier of June 30, 2001 or upon the Company's completion of a public or private debt or equity financing. The Company borrowed a total of $200,000 under this agreement, and no additional funds are available under this agreement.



In connection with these loan agreements, in February 2001, the Company granted to Electrum warrants to purchase 285,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2003. Electrum may also elect to be repaid part or all of the total principal and interest outstanding under both loans in "units" of Trend securities, at the rate of one unit per each $1.25 owed. Each unit would consist of one share of common stock and a warrant to purchase one share of common stock at $1.50 per share, exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units.



On March 12, 2001, the Company entered into an agreement with Electrum under which the Company borrowed an additional $50,000 to fund its operating costs, on the same interest and repayment terms as the loans under the December 2000 loan agreement. Under this agreement, in March 2001, the Company granted to Electrum warrants to purchase an additional 50,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2006. The Company also agreed to extend through September 30, 2006 the expiration dates of the warrants to acquire 7,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December 2000 loan agreement.



In the quarter ended March 31, 2001, the Company recorded a financing charge of $608,058 related to the extension of the 7,979,761 warrants granted under the stock purchase agreement, and recorded a financing charge totaling $89,981 for the grant and extension of the 285,000 warrants issued under the December loan agreement and the grant of the 50,000 warrants issued under the March 2001 loan agreement. These financing costs represent the fair value of the equity issuances under the Company's Black-Scholes Option Price Calculation.



On April 11, 2001, the Company entered into an agreement with Electrum under which the Company may borrow additional funds from Electrum under the terms of the December 2000 loan agreement to fund its operating costs if Electrum elects, in its sole discretion, to lend such funds. As of May 15, 2001, $100,000 has been borrowed under this agreement. The funds borrowed under this agreement bear interest at 8%, and repayment is due on the earlier of June 30, 2001 or completion of any private placement of the Company's shares. At Electrum's option, the Company may repay part or all of the principal and interest outstanding under the loan in units as described above.


REINCORPORATION AND EQUITY INCENTIVE PLAN

On February 23, 2001, the Annual Meeting of the Shareholders was held and the following matters were approved:

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000

NOTE 13 - SUBSEQUENT EVENTS (continued)

REORGANIZATION AND REINCORPORATION


The Shareholders approved the reincorporation of the Company as a Delaware corporation pursuant to an agreement and plan of merger dated January 26, 2001, and the reincorporation was completed on March 28, 2001. Under its amended certificate of incorporation, Trend has 100,000,000 shares of authorized common stock with a par value of $0.01 per share, and 20,000,000 shares of authorized preferred stock with a par value of $0.01, with rights and preferences to be determined by the Company's Board of Directors. One share of Series A preferred stock has been created and issued to Thomas S. Kaplan and requires the holder's approval of all stock and equity issuances until such time as none of Mr. Kaplan, Electrum LLC or Asher B. Edelman beneficially owns more than twenty percent of the Company's outstanding stock. Holders of the Company's common stock will vote on the continued existence of the Series A preferred stock at each subsequent annual meeting. If the Series A preferred stock is not continued, the outstanding share of Series A preferred stock will convert to one share of common stock.


2000 EQUITY INCENTIVE PLAN

The Shareholders approved the adoption of the 2000 Equity Incentive Plan and the reservation of 5,000,000 shares of Common Stock for distribution under the plan. These shares and options to acquire those shares may be granted to the Company's employees (including officers), directors and consultants. The plan will terminate on January 4, 2011. The exercise price of options granted under this plan will not be less than the fair market price on the date of grant and in some cases not less than 110% of the fair market price. The term, vesting schedule, transfer restrictions and termination are to be determined by the Company's Board of Directors.

On February 23, 2001, the Company issued under the plan to its five non-employee directors an aggregate of 75,000 shares of common stock and options to acquire 75,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004. The Company also issued under the plan to its employees (including officers) options to acquire 1,125,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004.

INTREPID CLAIMS


In March 2001, the Company and the holders of the Intrepid claims agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the holders 3,000 shares of common stock with an aggregate value of $2,340. The May 11 payment has not been made and the Company has requested an extension.



INVESTMENTS

The Company's investment in New Jersey Mining Company was liquidated during the period ended March 31, 2001, and the Company realized a loss of $74,533.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has made corrections to its financial statements for changes in accounting estimates and policies which are being treated as corrections of errors and estimates, as set forth in the following table.



                                             10-SB,
                                            AMENDMENT      AMENDMENT      AMENDMENT      AMENDMENT
                 1998                      NOS. 1 AND 2      NO. 3          NO. 4         NO. 5
                 ----                       ---------      ---------      ---------      ---------
Net Loss                                    $ (80,484)     $(116,504)     $(116,504)     $(119,163)
                                            ---------      ---------      ---------      ---------
Adjustments to Net Loss:
Organizational Costs Reclassification         (31,520)           -              -
Stock Recording Omission                       (4,500)           -              -
Option Costs (Recorded in Correct Year)           -              -           (2,659)
                                            ---------      ---------      ---------
Total Corrections of Errors                   (36,020)           -           (2,659)
                                            ---------      ---------      ---------

REVISED NET LOSS                            $(116,504)     $(116,504)     $(119,163)
                                            =========      =========      =========

                 1999
                 ----
Net Loss                                    $(415,044)     $(434,199)     $(573,545)     $(716,759)
                                            ---------      ---------      ---------      ---------

Adjustments to Net Loss:
Mineral Property Expense                      (14,529)           -              -
Accrued Expenses Increase                     (14,470)           -              -
Common Stock Issuance Duplication              11,503            -              -
Option Issuance Fair Value Calculation         (2,659)           -            2,659
Miscellaneous Income                            1,000            -              -
Lake Owen Option Expenses                         -              -         (145,873)
                                            ---------      ---------      ---------
Total Corrections of Errors                   (19,155)           -         (143,214)
                                            ---------      ---------      ---------

Total Corrections of Estimates  - FMV
Adjustments                                       -         (139,346)           -
                                            ---------      ---------      ---------

REVISED NET LOSS                            $(434,199)     $(573,545)     $(716,759)
                                            =========      =========      =========

LOSS PER SHARE AS PREVIOUSLY REPORTED                                                    $   (0.13)
CORRECTIONS TO LOSS PER SHARE                                                                (0.10)
                                                                                         ---------
REVISED LOSS PER SHARE                                                                   $   (0.23)
                                                                                         =========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)



                                                                                     AMENDMENT      AMENDMENT NO. 5,
                                                                                       NO. 4,          FORM 10-KSB/
                                                                                   FORM 10-KSB/A1         A2 AND
                                                                                        AND            FORM 10-QSB/
                    2000                                           FORM 10-KSB     FORM 10-QSB/A1           A2
                    ----                                         -----------      -----------      -----------

Net Loss                                                         $(1,847,259)     $(2,184,439)     $(2,186,541)
                                                                 -----------      -----------      -----------
Adjustments to Net Loss:
Intrepid Claims Expense (Original Value)                                 -            (35,800)
Financing Expense - Modification of Stock Purchase Agreement             -            (14,641)
Silver Strand - Prior Period Expense  & Writeoff                         -            123,753
                                                                 -----------      -----------
Total Corrections of Errors                                              -             73,312
                                                                 -----------      -----------

FMV adjustments - Stock Issuances                                   (337,180)         (59,000)
Compensation Expense - Options                                           -             (4,414)
Mineral Property Expense - Warrants                                      -            (12,000)
                                                                 -----------      -----------
Total Corrections of Estimates                                      (337,180)         (75,414)
                                                                 -----------      -----------

REVISED NET LOSS                                                 $(2,184,439)     $(2,186,541)
                                                                 ===========      ===========

LOSS PER SHARE AS PREVIOUSLY REPORTED                                                              $     (0.18)
CORRECTIONS TO LOSS PER SHARE                                                                            (0.03)
                                                                                                   -----------
REVISED LOSS PER SHARE                                                                             $     (0.21)
                                                                                                   ===========



PRIOR TO EXPLORATION STAGE (1996)

The Company performed impairment evaluations on the recorded asset values of its Pyramid and Silver Strand gold and silver properties, consistent with SFAS No. 121 requirements. The Company determined that recognition of impairments of the value of each property was appropriate. At September 30, 1996, the amounts of the impairments were $70,333 for the Pyramid property and $104,753 for the Silver Strand property. Consequently, the accumulated deficit prior to the Exploration Stage was increased by $175,086 and mineral properties were reduced by a corresponding amount.



FISCAL YEAR ENDED SEPTEMBER 30, 1997

The Company had previously capitalized certain exploration expenses incurred at the Silver Strand Mine in 1997. As a result of the determination of an impairment related to the property, the Company now believes that the costs should have been treated as period expenses. Consequently, the correction served to increase the net loss (and accumulated deficit during the Exploration Stage) by $19,000 and reduced mineral properties by a similar amount.



FISCAL YEAR ENDED SEPTEMBER 30, 1998

1. Under the Company's previous accounting policy organizational costs were capitalized and charged directly to stockholders' equity without being expensed in the Statement of Operations. The correction entails a reversal of the direct charge and recognition of an expense item in 1998, increasing the net loss by $31,520, but having no net effect on total stockholders' equity.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)



2. The Company corrected its stock records by increasing the value of common stock by $4,500 and recognizing a charge of $4,500 to reflect the issuance of 9,000 shares of common stock as directors' and officers' compensation.

3. The Company omitted calculating the fair market value of certain options issued to a third party at the time of issuance. Under the Company's accounting policy, the options were valued according to the Black-Scholes Option Price Calculation and were deemed to have a value of $2,659, which was recognized as a financing expense in the Statement of Operations and reflected as an increase in the value of options and warrants. In a prior filing, the expense was incorrectly included in the 1999 financial statements.



Total increase in fiscal year 1998 net loss (and accumulated deficit):  $38,679



FISCAL YEAR ENDED SEPTEMBER 30, 1999

1. The Company incorrectly capitalized certain exploration costs, which should have been expensed under generally accepted accounting polices. Accordingly, the Company recognized $14,529 in additional mineral property costs to correct for the error.

2. The costs of acquiring certain mineral property claims were not recorded in the proper period, and, as a result, the Company was required to record an expense of $14,470 in 1999.

3. The Company determined that it had recorded a duplicate charge of $11,503 for stock issuance costs related to certain consulting service expenses, and has reduced operating expenses and common stock accordingly.

4. The Company corrected its records to reflect that $1,000 in proceeds was income rather than a stock purchase by a third party. The Company recorded miscellaneous income of $1,000 and reduced common stock by $1,000.

5. As mentioned above, the fair market value of certain options was not originally calculated. Initially, the financing expense was recorded as applicable to 1999 operations, but later determined to be a 1998 expense item.

6. Under the Company's previous accounting policy, the costs to acquire options on unpatented mining claims were capitalized. The Company now expenses such costs, and the $145,873 in cash outlays and stock issuances to acquire the Lake Owen option have been charged to operations as mineral property expenses.



Net increase in fiscal year 1999 net loss (and accumulated deficit): $162,639



The Company also corrected a balance sheet error of $30,000 to properly reflect payment commitments related to the Lake Owen agreement as deferred property expenses rather than as a note payable.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (continued)



In previous filings, the Company considered certain silver and gold operations as discontinued, but after further review, determined that since these operations did not represent a distinct segment, they should not be viewed as discontinued operations. The financial statements at one point reflected a loss from discontinued operations of $63,662, reflecting a realized loss on disposition of $55,000 and certain mineral property expenses of $8,662. The realized loss is now shown as an other income/expense item and the mineral property expenses are reflected in operating expenses.



FISCAL YEAR ENDED SEPTEMBER 30, 2000

1. Under the Company's previous accounting policy, the original $35,800 in cash paid and stock issued to acquire the option on the Intrepid claims was capitalized. The new policy requires that such costs be charged to operations as mineral property expenses, with an offsetting reduction in the value of mineral properties.

2. The Company has reviewed the carrying value of the Silver Strand property and determined that an impairment charge of $104,753 should have been recorded prior to the inception of the Exploration Stage and that capitalized expenses of $19,000 recorded in 1997 should have been charged as period costs. Consequently, the book value of the property was reduced to zero, the Pre-Exploration Stage accumulated deficit increased by $104,753 and mineral property expenses during the Exploration Stage increased by $19,000. Since there should have been zero book value at disposition, the $118,753 loss originally recorded in 2000 has been replaced by a gain of $5,000, reflecting the proceeds from the sale.

3. The Company reviewed the modifications made to its stock purchase agreement with its largest shareholder and determined, according to the Black-Scholes Option Pricing Calculation, that the fair market value of the revisions made to previously issued options and warrants totaled $14,641. The amount is now reflected as an increase in options and warrants and charged as a financing expense in the statement of operations.



Net decrease in fiscal year 2000 net loss (and accumulated deficit): $73,312



The Company also reclassified the $138,000 in stock and warrant issuance costs related to the modification of the Lake Owen agreement from financing costs to mineral property expenses.



The Company has made all of the appropriate changes and corrections for the above items. The financial statements and notes have been amended to reflect the net increase in accumulated deficit.



The Company has elected to comply with the disclosure standards of SFAS No. 7, which requires specific information about all equity transactions during the exploration stage, by including this information in Note 4.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS



The Company changed its method of determining the fair market value of certain stock issuances. The change in the fair market value of option and warrant issuances largely results from a change in certain Black-Scholes parameters utilized in calculating option values. The effect of these changes on the years ended September 30, 2000 and 1999 were as follows:



                                                                 FOR YEAR ENDED SEPT. 30,
                                                                 ------------------------
                                                                   2000            1999
                                                                   ----            ----
Value of stock issued:
Services and associated expenses                                $ 255,660         $104,820
Compensation                                                       63,520           34,526
Mineral property expense                                           59,000                -
Investments correction in value                                    40,000                -
                                                                ---------         --------
Change in valuation of common stock issued                      $ 418,180         $139,346
                                                                ---------         --------

Value of options and warrants issued:
Value of options issued as compensation                         $   4,414         $      -
Value of warrants issued for modification
  of terms of agreement
  (Mineral property expense)                                       30,000                -
                                                                ---------         --------
Change in fair value of options and warrants                    $  34,414         $      -
                                                                ---------         --------

Total corrections in value                                      $ 452,594         $139,346

Less: Correction in investment                                     40,000                -
                                                                ---------         --------
Increase in net loss and accumulated deficit
  from the Exploration Stage                                    $ 412,594         $139,346
                                                                =========         ========




The information below summarizes the effect on net loss and loss per share as a result of the corrections of errors (Note 14) and corrections of estimates (Note
15).



Net loss as previously reported                             $ (1,847,259)      $ (415,044)
Correction of errors                                               73,312        (162,369)
Correction of estimates                                         (412,594)        (139,346)
                                                            -------------      -----------
Net loss as corrected                                       $ (2,186,541)      $ (716,759)
                                                            =============      ===========

Loss per share as previously reported                            $ (0.18)         $ (0.13)
Corrections                                                        (0.03)           (0.10)
                                                                 --------         --------
Loss per share as corrected                                      $ (0.21)         $ (0.23)
                                                                 ========         ========

PART 1
ITEM 1.  FINANCIAL STATEMENTS


The Board of Directors
Trend Mining Company
(Formerly Silver Trend Mining Company)
Coeur d'Alene, Idaho


                           ACCOUNTANT'S REVIEW REPORT


We have reviewed the accompanying balance sheet of Trend Mining Company (formerly Silver Trend Mining Company) (an exploration stage company) as of March 31, 2001 and the related statements of operations and comprehensive loss, stockholders' equity (deficit), and cash flows for the six months ended March 31, 2001 and 2000, and for the period from October 1, 1996 (inception of exploration stage) to March 31, 2001. All information included in these financial statements is the representation of the management of Trend Mining Company.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

The financial statements for the year ended September 30, 2000 were audited by us and we expressed an unqualified opinion on them in our report originally dated December 15, 2000. Except for procedures concerning corrections as discussed in Notes 14 and 15, we have not performed any auditing procedures since that date.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. Management's plans regarding the resolution of this issue are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Williams & Webster, P.S.
CERTIFIED PUBLIC ACCOUNTANTS
Spokane, Washington

May 17, 2001

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS

                                                          MARCH 31,    SEPTEMBER 30,
                                                            2001          2000
                                                        (UNAUDITED)
                                                        -----------    -----------
ASSETS

CURRENT ASSETS
      Cash ..........................................   $     6,155    $   102,155
      Prepaid expenses ..............................          --            1,725
      Equipment held for resale .....................         4,000          4,000
                                                        -----------    -----------
            Total Current Assets ....................        10,155        107,880
                                                        -----------    -----------

MINERAL PROPERTIES ..................................          --             --
                                                        -----------    -----------

PROPERTY AND EQUIPMENT, net of depreciation .........        31,203         40,177
                                                        -----------    -----------

OTHER ASSETS
      Investments ...................................          --          107,250
                                                        -----------    -----------

TOTAL ASSETS ........................................   $    41,358    $   255,307
                                                        ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)

CURRENT LIABILITIES
      Accounts payable ..............................   $   821,212    $   325,186
      Accounts payable to directors and officers ....        48,818         11,100
      Accrued expenses ..............................         9,962         17,489
      Accrued interest payable ......................         7,538           --
      Note payable to stockholder ...................       385,000           --
      Current portion of long-term debt .............         3,150          2,992
                                                        -----------    -----------
            Total Current Liabilities ...............     1,275,680        356,767
                                                        -----------    -----------

LONG-TERM DEBT, net of current portion ..............         8,851         10,389
                                                        -----------    -----------

COMMITMENTS AND CONTINGENCIES .......................          --             --
                                                        -----------    -----------

STOCKHOLDERS' EQUITY(DEFICIT)
      Preferred stock, $0.01 par value, 20,000,000
            shares authorized; 1 and no shares
            issued and outstanding, respectively ....          --             --
      Common stock, $0.01 par value, 100,000,000
            shares authorized; 18,565,803 and
            18,232,776 shares issued and outstanding,
            respectively ............................       185,658        182,327
      Additional Paid-in Capital ....................     3,600,161      3,296,898
      Stock options and warrants ....................     1,338,410        118,920
      Pre-exploration stage accumulated deficit .....      (558,504)      (558,504)
      Accumulated deficit during exploration stage ..    (5,808,898)    (3,151,077)
      Accumulated other comprehensive income ........          --             (413)
                                                        -----------    -----------
            TOTAL STOCKHOLDERS' EQUITY(DEFICIT) .....    (1,243,173)      (111,849)
                                                        -----------    -----------

TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY(DEFICIT) .................   $    41,358    $   255,307
                                                        ===========    ===========

            See accompanying notes and accountant's review report.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                 STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

                                                                                                                    PERIOD FROM
                                                                                                                     OCTOBER 1,
                                                                                                                        1996
                                                                                                                   (INCEPTION OF
                                                         THREE MONTHS ENDED              SIX MONTHS ENDED           EXPLORATION
                                                     -------------------------     ---------------------------       STAGE) TO
                                                     MARCH 31,       MARCH 31,       MARCH 31,       MARCH 31,       MARCH 31,
                                                        2001           2000            2001            2000             2001
                                                    (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)     (UNAUDITED)
                                                    ------------    ------------    ------------    ------------    ------------
REVENUES                                            $       --      $       --      $       --      $       --      $       --
                                                    ------------    ------------    ------------    ------------    ------------

EXPENSES
     Mineral property expense                            118,106         114,961         222,150         174,994       1,701,964
     General and administrative                          220,950         177,965         687,065         267,429       1,320,464
     Officers and directors compensation                 527,774          86,880         600,794         122,514         996,852
     Legal and professional                              197,591          70,922         355,266          77,238         739,946
     Depreciation                                          4,487             775           8,974             875          20,085
                                                    ------------    ------------    ------------    ------------    ------------
        Total Expenses                                 1,068,908         451,503       1,874,249         643,050       4,779,311
                                                    ------------    ------------    ------------    ------------    ------------

OPERATING LOSS                                        (1,068,908)       (451,503)     (1,874,249)       (643,050)     (4,779,311)
                                                    ------------    ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSE)
     Dividend and interest income                            120             129             228             154           6,567
     Loss on disposition and impairment of assets           --              --              --              --          (188,226)
     Gain (loss) on investment sales                     (74,533)           --           (78,033)          5,420         (76,724)
     Financing expense                                  (698,039)           --          (698,039)           --          (768,403)
     Interest expense                                     (5,770)           --            (7,728)           --            (9,379)
     Miscellaneous income                                   --              --              --               100           6,578
                                                    ------------    ------------    ------------    ------------    ------------
        Total Other Income (Expense)                    (778,222)            129        (783,572)          5,674      (1,029,587)
                                                    ------------    ------------    ------------    ------------    ------------

LOSS BEFORE INCOME TAXES                              (1,847,130)       (451,374)     (2,657,821)       (637,376)     (5,808,898)

INCOME TAXES                                                --              --              --              --              --
                                                    ------------    ------------    ------------    ------------    ------------
NET LOSS                                              (1,847,130)       (451,374)     (2,657,821)       (637,376)     (5,808,898)
                                                    ------------    ------------    ------------    ------------    ------------

OTHER COMPREHENSIVE LOSS
     Change in market value of investments                10,688          21,750             413           5,686         (77,080)
                                                    ------------    ------------    ------------    ------------    ------------

NET COMPREHENSIVE LOSS                              $ (1,836,442)   $   (429,624)   $ (2,657,408)   $   (631,690)   $ (5,885,978)
                                                    ============    ============    ============    ============    ============


BASIC AND DILUTED NET LOSS PER SHARE                $      (0.10)   $      (0.07)   $      (0.14)   $      (0.11)   $      (0.49)
                                                    ============    ============    ============    ============    ============

WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                        18,501,226       6,585,467      18,394,823       6,040,879      11,919,605
                                                    ============    ============    ============    ============    ============

             See accompanying notes and accountant's review report.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                               COMMON STOCK                        STOCK
                                         -----------------------    ADDITIONAL    OPTIONS                         OTHER
                                         NUMBER OF                   PAID-IN        AND         ACCUMULATED    COMPREHENSIVE
                                          SHARES      AMOUNT         CAPITAL      WARRANTS         DEFICIT        INCOME
                                         ---------  ------------   -----------  ------------   --------------  -------------
Balance, October 1, 1996                 1,754,242   $    17,542   $   663,218   $      --     $  (558,504)   $      --


Common stock issuances as follows:
   - for cash at $0.50 per share           200,000         2,000        98,000          --            --             --
   - for payment of liabilities and
       expenses at $0.50 per share          45,511           455        22,301          --            --             --

Net loss for the year ended
September 30, 1997                            --            --            --            --        (128,614)          --
                                       -----------   -----------   -----------   -----------   -----------    -----------

Balance, September 30, 1997              1,999,753        19,997       783,519          --        (687,118)          --

Common stock issuances as follows:
   - for mineral property at $0.50
       per share                           150,000         1,500        73,500          --            --             --
   - for lease termination at $0.50
       per share                            12,000           120         5,880          --            --             --
   - for debt at $0.50 per share            80,000           800        39,200          --            --             --
   - for cash at $0.20 per share             7,500            75         1,425          --            --             --
   - for compensation at $0.50 per
       share                                 9,000            90         4,410          --            --             --

Issuance of stock options for
financing activities                          --            --            --           2,659          --             --

Net loss for the year ended
September 30, 1998                            --            --            --            --        (119,163)          --

Other comprehensive income                    --            --            --            --            --          117,080
                                       -----------   -----------   -----------   -----------   -----------    -----------

Balance, September 30, 1998              2,258,253        22,582       907,934         2,659      (806,281)       117,080

Common stock issuances as follows:
   - for cash at an average of
       $0.07 per share                     555,000         5,550        35,450          --            --             --
   - for prepaid expenses at $0.33
       per share                            50,000           500        16,000          --            --             --
   - for consulting services at an
       average of $0.20 per share          839,122         8,391       158,761          --            --             --
   - for mineral property option
       at $0.13 per share                  715,996         7,160        82,471          --            --             --
   - for officers' compensation at
       an average of $0.24 per share       300,430         3,004        70,522          --            --             --
   - for debt, investment and
       expenses at $0.30 per share           9,210            92         2,671          --            --             --
   - for directors' compensation at
       an average of $0.25 per share        16,500           165         3,960          --            --             --
   - for rent at $0.25 per share             1,000            10           240          --            --             --
   - for equipment at $0.30 per
       share                               600,000         6,000       174,000          --            --             --

Net loss for the year ended
  September 30, 1999                          --            --            --            --        (716,759)          --

Other comprehensive loss                      --            --            --            --            --          (79,179)
                                       -----------   -----------   -----------   -----------   -----------    -----------

Balance, September 30, 1999              5,345,511   $    53,454   $ 1,452,009   $     2,659   $(1,523,040)   $    37,901
                                       -----------   -----------   -----------   -----------   -----------    -----------

                                            TOTAL
                                       ---------------
Balance, October 1, 1996               $   122,256


Common stock issuances as follows:
   - for cash at $0.50 per share           100,000
   - for payment of liabilities and
       expenses at $0.50 per share          22,756

Net loss for the year ended
September 30, 1997                        (128,614)
                                       -----------

Balance, September 30, 1997                116,398

Common stock issuances as follows:
   - for mineral property at $0.50
       per share                            75,000
   - for lease termination at $0.50
       per share                             6,000
   - for debt at $0.50 per share            40,000
   - for cash at $0.20 per share             1,500
   - for compensation at $0.50 per
       share                                 4,500

Issuance of stock options for
financing activities                         2,659

Net loss for the year ended
September 30, 1998                        (119,163)

Other comprehensive income                 117,080
                                       -----------

Balance, September 30, 1998                243,974

Common stock issuances as follows:
   - for cash at an average of
       $0.07 per share                      41,000
   - for prepaid expenses at $0.33
       per share                            16,500
   - for consulting services at an
       average of $0.20 per share          167,152
   - for mineral property option
       at $0.13 per share                   89,631
   - for officers' compensation at
       an average of $0.24 per share        73,526
   - for debt, investment and
       expenses at $0.30 per share           2,763
   - for directors' compensation at
       an average of $0.25 per share         4,125
   - for rent at $0.25 per share               250
   - for equipment at $0.30 per
       share                               180,000

Net loss for the year ended
  September 30, 1999                      (716,759)

Other comprehensive loss                   (79,179)
                                       -----------

Balance, September 30, 1999            $    22,983
                                       -----------

See Note 4 for information regarding individual stock, option and warrant issuances during the exploration stage in accordance with SFAS No. 7.

             See accompanying notes and accountant's review report.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                                                          COMMON STOCK
                                                    ------------------------
                                                       NUMBER                   ADDITIONAL       STOCK
                                                         OF                      PAID-IN      OPTIONS AND    ACCUMULATED
                                                      SHARES       AMOUNT        CAPITAL        WARRANTS       DEFICIT
                                                    ------------- -----------  -------------  ------------  -------------
Balance, October 1, 1999                            5,345,511    $    53,454    $ 1,452,009   $     2,659    $(1,523,040)

Common stock and option issuances as follows:
    - for employee, officer and director
        compensation at an average of
        $0.61 per share                               231,361          2,314        140,446        15,820           --
    - for officers' and directors'
       compensation at an average of
       $1.19 per share                                 11,500            115         13,615          --             --
    - for consulting services at an
        average of $0.47 per share                    530,177            530        246,333          --             --
    - for mineral property at $0.89 per
        share                                         100,000          1,000         88,000          --             --
    - for investments at $0.33 per share              200,000          2,000         64,000          --             --
    - for cash at $0.07 per share                     456,247          4,562         28,969          --             --
    - for cash, options and warrants at
        $0.01 per share                             1,000,000         10,000          2,414        87,586           --
    - for incentive fees at $0.33 per
        share                                          65,285            633         20,891          --             --
    - for deferred mineral property option
        costs at $0.13 per share                      129,938          1,299         14,943          --             --
    - for modification of stockholder agreement
        at $0.60 per share                            200,000          2,000        118,000        30,000           --
    - for modification of stockholder
        agreement                                        --              --           4,262        10,379           --
    - from exercise of options at
        $0.12 per share                             9,962,762         99,628      1,103,016       (37,524)          --

Cash received for the issuance of common stock
  warrants for 7,979,761 shares of
  stock                                                  --             --             --          10,000           --

Miscellaneous common stock adjustments                     (5)          --             --            --             --

Net loss for the year ended
  September 30, 2000                                     --             --             --            --       (2,186,541)

Other comprehensive loss                                 --             --             --            --             --
                                                  -----------    -----------    -----------   -----------    -----------

Balance, September 30, 2000                        18,232,776    $   182,327    $ 3,296,898   $   118,920    $(3,709,581)
                                                  -----------    -----------    -----------   -----------    -----------

Common stock and option issuances as follows:
    - for cash of $1.00 per share                     192,000          1,920        190,080          --             --
    - for cash and consulting services
       from options for $0.39 per share                33,333            333         12,737        (3,070)          --
    - for consulting services at $1.15 per share       10,000            100         11,400          --             --
    - for officer and employee
        compensation at $1.13 per share                 5,200             52          5,828          --             --
    - for payment of accrued officer's
        compensation at $1.35 per share                10,000            100         13,400          --             --
    - for consulting services at $1.01
        per share                                       4,494             45          4,509          --             --
    - for directors' compensation at
        $0.85 per share                                75,000            750         63,000          --             --
    - for modification of contract at
        $0.78 per share                                 3,000             30          2,310          --             --

Options issued to officers, directors and
  employees                                              --             --             --         354,000           --

Warrant issuances as follows:
    - Warrants issued for consulting
        services                                         --             --             --         170,521           --
    - Warrants issued for loan agreements
                                                                                       --          89,981           --
    - Extension of exercise period on
        outstanding warrants                             --             --             --         608,058           --

Net loss for the six month period ended
  March 31, 2001 (unaudited)                             --             --             --            --       (2,657,821)

Other comprehensive loss

                                                  -----------    -----------    -----------   -----------    -----------
Balance, March 31, 2001 (unaudited)                18,565,803    $   185,658    $ 3,600,161   $ 1,338,410    $(6,367,402)
                                                  ===========    ===========    ===========   ===========    ===========



                                                     OTHER
                                                 COMPREHENSIVE
                                                     INCOME           TOTAL
                                                 -------------    -----------
Balance, October 1, 1999                          $    37,901    $    22,983

Common stock and option issuances as follows:
    - for employee, officer and director
        compensation at an average of
        $0.61 per share                                  --          158,580
    - for officers' and directors'
       compensation at an average of
       $1.19 per share                                   --           13,730
    - for consulting services at an
        average of $0.47 per share                       --          251,635
    - for mineral property at $0.89 per
        share                                            --           89,000
    - for investments at $0.33 per share                 --           66,000
    - for cash at $0.07 per share                        --           33,531
    - for cash, options and warrants at
        $0.01 per share                                  --          100,000
    - for incentive fees at $0.33 per
        share                                            --           21,544
    - for deferred mineral property option
        costs at $0.13 per share                         --           16,242
    - for modification of stockholder agreement
        at $0.60 per share                               --          150,000
    - for modification of stockholder
        agreement                                        --           14,641
      from exercise of options at
        $0.12 per share                                  --        1,165,120

Cash received for the issuance of common stock
  warrants for 7,979,761 shares of
  stock                                                  --           10,000

Miscellaneous common stock adjustments                   --             --

Net loss for the year ended
  September 30, 2000                                     --       (2,186,541)

Other comprehensive loss                              (38,314)       (38,314)
                                                  -----------    -----------

Balance, September 30, 2000                       $      (413)   $  (111,849)
                                                  -----------    -----------

Common stock and option issuances as follows:
    - for cash of $1.00 per share                        --          192,000
    - for cash and consulting services
       from options for $0.39 per share                  --           10,000
    - for consulting services at $1.15 per share         --           11,500
    - for officer and employee
        compensation at $1.13 per share                  --            5,880
    - for payment of accrued officer's
        compensation at $1.35 per share                  --           13,500
    - for consulting services at $1.01
        per share                                        --            4,554
    - for directors' compensation at
        $0.85 per share                                  --           63,750
    - for modification of contract at
        $0.78 per share                                  --            2,340

Options issued to officers, directors and
  employees                                              --          354,000

Warrant issuances as follows:
    - Warrants issued for consulting
        services                                                     170,251
    - Warrants issued for loan agreements
                                                         --           89,981
    - Extension of exercise period on
        outstanding warrants                                         608,058

Net loss for the six month period ended
  March 31, 2001 (unaudited)                             --       (2,657,821)

Other comprehensive loss                                  413            413
                                                  -----------    -----------
Balance, March 31, 2001 (unaudited)               $      --      $(1,243,173)
                                                  ===========    ===========

See Note 4 for information regarding individual stock, option and warrant issuances during the exploration stage in accordance with SFAS No. 7.

              See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS

                                                                                   PERIOD FROM
                                                                                    OCTOBER 1,
                                                                                      1996
                                                                                  (INCEPTION OF
                                                        SIX MONTHS ENDED           EXPLORATION
                                                    -------------------------       STAGE) TO
                                                     MARCH 31,     MARCH 31,        MARCH 31,
                                                       2001         2000              2001
                                                    (UNAUDITED)   (UNAUDITED)      (UNAUDITED)
                                                    ------------  -----------     -------------
Cash flows from operating activities:
   Net loss                                        $(2,657,821)   $  (637,376)   $(5,808,898)
   Adjustments to reconcile net income (loss) to
    net cash used by operating activities:
     Depreciation                                        8,974            875         20,085
     Loss (gain) on investment sales                    78,033         (5,420)        81,880
     Loss on disposition and impairment of
     assets                                               --             --          188,226
     Common stock issued for services
       and expenses                                     13,840        141,171        498,054
     Common stock and options issued as
     compensation                                      429,884          1,380        684,345
     Stock options and warrants issued for
     financing activities                              698,039           --          715,339
     Common stock and warrants issued to
     acquire mineral property options                       --           --          344,873
     Warrants issued for consulting fees               170,521           --          170,521
     Common stock issued for incentive fees               --           21,544         21,544
   Changes in assets and liabilities:
       Accounts receivable                                --            1,000           --
       Related party receivable                           --           (3,056)          --
       Inventory                                          --             --            3,805
       Prepaid expenses                                  1,725           --             --
       Accounts payable                                535,702        115,863        859,767
       Accrued expenses                                 (1,947)         7,941         17,500
                                                   -----------    -----------    -----------
   Net cash used in operating activities              (723,050)      (356,078)    (2,202,959)
                                                   -----------    -----------    -----------

Cash flows from investing activities:
       Payment of deposit                                 --           (1,000)        (1,000)
       Return of deposit                                  --             --            1,000
       Proceeds from sale of equipment                    --             --           33,926
       Proceeds from sale of mineral property             --             --           20,000
       Purchase of furniture and equipment                --          (34,037)       (37,195)
       Payments for mineral properties and
       acquisition costs                                  --             --             --
       Proceeds from investments sold                   41,430         36,687        112,717
                                                   -----------    -----------    -----------
   Net cash provided by investing activities            41,430          2,650        129,448
                                                   -----------    -----------    -----------

Cash flows from financing activities:
       Payments on notes payable and short term
       borrowings                                       (1,380)       (10,115)        (4,092)
       Sale of warrants for common stock                  --             --           10,000
       Proceeds from short-term borrowings             385,000         14,830        427,000
       Sale of common stock, subscriptions
       and exercise of options                         202,000        602,500      1,643,151
                                                   -----------    -----------    -----------
   Net cash provided by financing activities           585,620        607,215      2,076,059
                                                   -----------    -----------    -----------

NET INCREASE (DECREASE) IN CASH                        (96,000)       253,787          2,548

CASH, BEGINNING OF THE PERIOD                          102,155          8,998          3,607
                                                   -----------    -----------    -----------

CASH, END OF THE PERIOD                            $     6,155    $   262,785    $     6,155
                                                   ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION:

   Interest paid                                   $       559    $      --      $     2,210

   Taxes paid                                      $      --      $      --      $      --

NON-CASH FINANCING ACTIVITIES:
   Common stock and warrants issued to acquire
    mineral property options                       $      --      $      --      $   344,873
   Common stock issued to acquire mineral
   property                                        $      --      $      --      $    75,000
   Common stock issued for acquisition of
    mining equipment                               $      --      $      --      $   180,000
   Common stock issued for services and expenses   $    13,840    $   141,171    $   495,714
   Common stock issued for investment              $      --      $      --      $    67,000
   Common stock issued for debt                    $      --      $      --      $    40,842
   Common stock issued to pay accrued fees         $    11,800    $      --      $    11,800
   Deferred acquisition costs on mining property   $      --      $      --      $    46,242
   Stock options  and warrants issued for
   financing activities                            $   698,039    $      --      $   715,339
   Warrants issued for consulting fees             $   170,521    $      --      $   170,521
   Common stock issued for incentive fees          $      --      $    21,544    $    21,544
   Common stock and options issued as
   compensation                                    $   429,884    $     1,380    $   684,345
   Purchase of equipment with financing
   agreement                                       $      --      $      --      $    14,093
   Investments received for mineral property       $      --      $      --      $     5,000

             See accompanying notes and accountant's review report

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001


NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Trend Mining Company (formerly Silver Trend Mining Company) ("the Company") was originally incorporated on September 7, 1968 under the laws of the State of Montana for the purpose of acquiring, exploring and developing mining properties. From 1984 to late 1996, the Company was dormant. In November 1998, the Company changed its focus to exploration for platinum and palladium related metals. In February 1999, the Company changed its name from Silver Trend Mining Company to Trend Mining Company to better reflect the Company's change of focus to platinum group metals. The Company conducts operations primarily from its offices in Coeur d'Alene, Idaho. The Company has elected a September 30 fiscal year-end.

In March 28, 2001, the Company reincorporated in Delaware. Under its amended certificate of incorporation, Trend has 100,000,000 shares of authorized common stock with a par value of $0.01 per share, and 20,000,000 shares of authorized preferred stock with a par value of $0.01, with rights and preferences to be determined by the Company's Board of Directors. One share of Series A preferred stock has been created and issued to Thomas S. Kaplan and requires the holder's approval for all stock and equity issuances (See Note 4).

The Company is actively seeking additional capital and management believes that additional stock can be sold to enable the Company to continue to fund its property acquisition and platinum group metals exploration activities. However, management is unable to provide assurances that it will be successful in obtaining sufficient sources of capital.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The financial statements and notes rely on the integrity and objectivity of the Company's management. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

ACCOUNTING METHOD
The Company's financial statements are prepared using the accrual method of accounting.

BASIC AND DILUTED LOSS PER SHARE
Basic and diluted loss per share is computed by dividing the net loss by the weighted average number of shares outstanding during the year or period. The weighted average number of shares is calculated by taking the number of shares outstanding and weighting them by the length of time that they were outstanding.

The Company had outstanding options and warrants representing 10,239,261 shares and 11,171,333 shares, respectively, as of March 31, 2001 and 2000. As of March 31, 2001, the Company also has convertible debt instruments which if converted, would increase outstanding common stock by 308,000 shares and outstanding warrants by 308,000 shares. Interest accrued on these notes for the six months ended March 31, 2001 was $7,538. All of these options, warrants and convertible debt have been excluded from the calculation of diluted loss per share as they would be antidultive.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS
For purposes of the Statement of Cash Flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

COMPENSATED ABSENCES
The Company's employees are entitled to paid vacation, paid sick days and personal days off depending on job classification, length of service and other factors. The Company estimates that the amount of compensation for future absences is minimal and immaterial for the period ended March 31, 2001 and the year ended September 30, 2000 and, accordingly, no liability has been recorded in the financial statements. The Company's policy is to recognize the cost of compensated absences when compensation is actually paid to employees.

COMPREHENSIVE INCOME (LOSS)
The Company reports comprehensive income (loss) in accordance with Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income." Accordingly, accumulated other comprehensive income or loss is included in the stockholders' equity section of the balance sheets. Amounts are reported net of tax and include unrealized gains or losses on available for sale securities.

DERIVATIVE INSTRUMENTS

The Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in June 1998 and SFAS No. 138 "Accounting for Derivative Instruments and Certain Hedging Activities" in June 2000. These standards establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value, at the appropriate date.

At March 31, 2001, the Company had not engaged in any transactions that would be considered derivative instruments or hedging activities.

ESTIMATES
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EMPLOYEE AND NON-EMPLOYEE STOCK COMPENSATION
The Company values common stock issued to employees and other than employees for services, property and investments at the fair market value of the common stock which is the closing price of Company stock on the day of issuance. If no trading occurred on that day, then the fair market value is the lower of the closing prices on the first previous day and the first following day on which the Company's stock was traded.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EXPLORATION COSTS
In accordance with accounting principles generally accepted in the United States of America, the Company expenses exploration costs as incurred. Exploration costs expensed during the period ended March 31, 2001 and 2000 were $118,106 and $114,961, respectively. In the six month periods ending March 31, 2001 and 2000, exploration expenses amounted to $222,150 and $174,994, respectively. As of March 31, 2001, the exploration costs expensed during the Company's exploration stage were $1,701,964.

EXPLORATION STAGE ACTIVITIES
The Company has been in the exploration stage since October 1, 1996, when the Company emerged from a period of dormancy, and has no revenues from operations. The Company is primarily engaged in the acquisition and exploration of mineral properties. Should the Company locate a commercially viable reserve, the Company would expect to actively prepare the site for extraction. The Company's accumulated deficit prior to the exploration stage was $558,504.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The carrying amounts for cash, accounts payable, notes payable and accrued liabilities approximate their fair value.

GOING CONCERN
As shown in the accompanying financial statements, the Company has no revenues, has incurred a net loss of $2,657,821 for the six month period ended March 31, 2001 and has an accumulated deficit during the exploration stage of $5,808,898. These factors indicate that the Company may be unable to continue in existence in the absence of receiving additional funding.

The financial statements do not include any adjustments related to the recoverability and classification of recorded assets, or the amounts and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

The Company's management believes that it will be able to generate sufficient cash from public or private debt or equity financing for the Company to continue to operate based on current expense projections.

IMPAIRED ASSET POLICY
In March 1995, the Financial Accounting Standards Board issued a statement SFAS No. 121 titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company reviews its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company determines impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts whenever events or changes in circumstances indicate that an asset may not be recoverable. Properties are acquired and recorded at fair values negotiated in arm's length transactions. Although the Company expenses as costs the exploration and maintenance of its properties and claims, if results of exploration warrant an assessment of the carrying value of a mineral property's acquisition cost, or if the Company has an indication that the recorded fair value has declined, such costs will be reviewed and any impairment will be recognized at that time.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INTERIM FINANCIAL STATEMENTS
The interim financial statements for the period ended March 31, 2001, included herein have not been audited. The financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly the results of operations for the period. All such adjustments are normal recurring adjustments. The results of operations for the period presented are not necessarily indicative of the results expected for the full fiscal year.

INVESTMENT POLICIES
The Company uses the average cost method to determine the gain or loss on investment securities held as available-for-sale based upon the accumulated cost bases of specific investment accounts.

MINERAL PROPERTIES
The Company capitalizes only amounts paid in cash or stock as consideration for the acquisition of real property (see Note 3). Properties are acquired and recorded at fair values negotiated in arm's length transactions. Costs and fees paid to locate and maintain mining claims, to acquire options to purchase claims or properties, and to maintain the mineral rights and leases, are expensed as incurred. When a property reaches the production stage, the related capitalized costs will be amortized, using the units of production method on the basis of periodic estimates of ore reserves.

Mineral properties are periodically assessed for impairment of value and any diminution in value is charged to operations at the time of impairment. Should a property be abandoned, its unamortized capitalized costs are charged to operations. The Company charges to operations the allocable portion of capitalized costs attributable to properties sold. Capitalized costs are allocated to properties abandoned or sold based on the proportion of claims abandoned or sold to the claims remaining within the project area.

OPTION AND WARRANT FAIR VALUE CALCULATIONS
The Company utilizes the Black-Scholes valuation model to calculate the fair value of options and warrants issued for financing, acquisition, compensation and payment for services purposes. The parameters used in such valuations include a risk free rate of 5.5%, the assumption that no dividends are paid, exercise periods ranging from 1 week to 5.5 years, depending upon the terms of the instrument issued, and a volatility factor calculated annually based on estimates of expected volatility, as per SFAS No. 123. The Company used its historic volatility data to develop the 1998 estimate of 30.00%, consistent with its limited public trading in 1998. The volatility estimates for 1999, 2000 and 2001 reflect an average of Company data and volatility factors reported by two other mining companies at comparable stages in their respective public trading histories, resulting in expected volatilities of 55.12% in 1999, 48.05% in 2000 and 46.40% in 2001.

RECLASSIFICATIONS
Certain amounts from prior periods have been reclassified to conform to the current period presentation. This reclassification has resulted in no changes to the Company's total accumulated deficit or net losses presented.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVERSE STOCK SPLIT
The Company's board of directors authorized a 1 for 10 reverse stock split of its no par value common stock. (See Note 4.) All references in the accompanying financial statements to the number of common shares outstanding and per share amounts have been restated to reflect the reverse stock split.

SEGMENT REPORTING
The Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," in the fiscal year ended September 30, 1999. SFAS No. 131 requires disclosures about products and services, geographic areas and major customers. The adoption of SFAS No. 131 did not affect the Company's results of operations or financial position. The Company's mining properties were not engaged in any business activity. The Company had no segments engaged in business activities at March 31, 2001 and, therefore, no segment reporting is required.


NOTE 3 - MINERAL PROPERTIES

The following describes the Company's significant mineral properties:

WYOMING PROPERTIES
During the year ended September 30, 1999, the Company entered into an option agreement with General Minerals Corporation (GMC) to acquire the Lake Owen Project located in Albany County, Wyoming. The agreement with GMC entitled the Company to receive 104 unpatented mining claims in exchange for 715,996 shares of common stock, $40,000 in cash to be paid in four quarterly payments of $10,000 and $750,000 in exploration expenditure commitments to be incurred over a three-year option period. In May 2000, the Company issued an additional 129,938 shares of common stock under this agreement for the acquisition of the Lake Owen Project.

The Company and GMC subsequently entered into an amendment to the agreement under which (i) the Company issued 416,961 shares of common stock to GMC upon GMC's exercise of preemptive rights, (ii) the Company agreed to perform an additional $15,000 of geophysical work on the Lake Owen Project prior to December 31, 2000, (iii) the Company issued 200,000 additional shares and warrants exercisable until June 2002 to purchase 200,000 shares at $0.70 per share, and (iv) GMC agreed to terminate its antidilution and preemptive rights as provided in the original agreement. The Company has expensed $295,873 for cash paid and common stock issued to acquire this Project.

The Company has located an additional 509 unpatented mining claims in an agreed area of interest near the Lake Owen Project.

The Company also staked and claimed six claims known as the Albany Project during the year ended September 30, 1999. These claims are located in Albany County, Wyoming.

The Company also staked and claimed 42 unpatented mining claims known as the Spruce Mountain claims and 179 unpatented mining claims known as the Centennial West claims. These claims are also located in Albany County, Wyoming.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 3 - MINERAL PROPERTIES (CONTINUED)

In the fiscal year to date, the Company located and staked 155 unpatented mining claims in Albany County, Wyoming, including 34 and 121 claims, which were staked at the Douglas Creek and Keystone properties, respectively.

MONTANA PROPERTIES
In March 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the Intrepid claims. Upon entering into the agreement, the Company paid the claim owners $5,800 in cash and 100,000 shares of common stock. In the Company's acquisition of this option, it has expensed $97,140 for cash paid and common stock issued.

Under the agreement, the Company is obligated to incur exploration expenditures of not less than $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 each year thereafter. In March 2001, the Company and the claim holders agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the holders 3,000 shares of common stock with an aggregate value of $2,340. The May 11 payment has not been made and the Company has requested an extension.

During the option period, the Intrepid claims are subject to a net smelter royalty of 3% of all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if the Company has not terminated the agreement by November 2001.

Also in Montana during 2000, the Company staked 121 claims for the Vanguard Project. The Company explored and staked 36 claims known as the McCormick Creek Project in Missoula County.

During the year ended September 30, 2000, the Company located and staked 211 claims in Stillwater County Montana. In the fiscal year to date, an additional 222 claims were staked and added, and 38 claims were abandoned, resulting in a net total of 395 claims.

OREGON PROPERTY
During the year ended September 30, 1999, the Company entered into an agreement in which it would explore and stake five claims located in Jackson County, Oregon known as the Shamrock property. All transactions have been completed and the Company has acquired title to these claims.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 3 - MINERAL PROPERTIES (CONTINUED)

NEVADA PROPERTIES
During the year ended September 30, 1999, the Company entered into an agreement whereby Mountain Gold Exploration would explore and stake claims, transferring title to the Company upon completion thereof. Transactions were finalized for 13 claims known as the Hardrock Johnson Property located in Clark County, Nevada. During the fiscal year to date, the Company located and staked 31 unpatented claims known as the Willow Springs Claims. These claims are located in Nye County, Nevada.

CALIFORNIA PROPERTIES
In mid-2000, the Company located 79 unpatented mining claims, known as the Pole Corral property, in Tehema County, California. In September 2000, the Company located 33 unpatented mining claims known as the Cisco Butte property in Placer County, California.

CANADIAN PROPERTY
In August 2000, the Company entered into an agreement whereby Spectra Management Corporation would explore and stake five claims representing about 67,000 acres for the Company in northern Saskatchewan. This property is now known as the Peter Lake Claims.

The following property is scheduled for disposal pursuant to the Company's new focus on platinum and palladium related metals exploration:

NEVADA PROPERTY
In 1979, the Company acquired the Pyramid Mine, which consists of five unpatented lode mining claims near Fallon, Nevada. The claims are within the Walker Indian Reservation and located on the site of a U.S. Department of Defense bombing range. As of the date of these financial statements, no clean up has commenced on these claims. The Company is not aware of any pending requirements for clean up of hazardous materials. Pursuant to an impairment analysis performed by the Company, the Company wrote off the $70,333 book value of cash paid and common stock issued to acquire the Pyramid Mine, effective prior to the inception of the Exploration Stage. This write-off resulted in a corresponding increase in accumulated deficit prior to the Exploration Stage.

The following property was disposed of during the last year:

IDAHO PROPERTY
In July 2000, the Company entered into an agreement with New Jersey Mining Company (New Jersey) whereby the Company received 50,000 shares of New Jersey's restricted common stock in exchange for New Jersey's opportunity to earn a 100% interest less a net smelter royalty in the Company's unpatented claims in Kootenai County, Idaho. This agreement, concerning the claims known as the Silver Strand Mine, which was part of the Company's prior silver mining activities, will require a three-year work commitment by New Jersey totaling $200,000. If the work commitment is not met, the Company will receive additional common stock of New Jersey. The Company will retain a 1.5% net smelter return until an aggregate of $50,000 in net smelter royalties have been received. Thereafter, the Company's net smelter return will decrease to 0.5%. Pursuant to an impairment analysis performed by the Company, the

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 3 - MINERAL PROPERTIES (CONTINUED)

Company wrote off the $104,753 book value of the property, effective prior to the inception of the Exploration Stage. This write-off resulted in a corresponding increase in accumulated deficit prior to the Exploration Stage. The Company also expensed $19,000 in previously capitalized costs as mineral property expenses in 1997. The value of the securities received upon disposition of the property was $5,000, which the Company recognized as a gain on disposition in the year ended September 30, 2000.


NOTE 4 - CAPITAL STOCK

COMMON STOCK
On March 28, 2001, the Company completed its reincorporation in Delaware. Under its amended certificate of incorporation, Trend has 100,000,000 shares of authorized common stock with a par value of $0.01 per share.

On February 16, 1999, the Company's board of directors authorized a 1 for 10 reverse stock split of the Company's no par value common stock. As a result of the split, 26,356,430 shares were retired. All references in the accompanying financial statements to the number of common shares and per-share amounts for the period ended March 31, 2001 and the year ended September 30, 2000 have been restated to reflect the reverse stock split.

The Company from time to time issues common stock in exchange for services, as compensation or for the acquisition of assets. Such stock is recorded at the fair market value on, or as near as possible to, the date of the transaction.

During the year ended September 30, 2000, the Company issued 226,194 shares of common stock, valued at $145,490 to officers and directors, as compensation; 530,177 shares of common stock valued at $251,635 for services provided to the Company; 100,000 shares of common stock valued at $89,000 in exchange for the option to acquire a mineral property; 200,000 shares of common stock valued at $66,000 for New Jersey Mining Company common stock; 65,285 shares of common stock valued at $21,544 as incentive fees and 11,419,009 shares of common stock, options and warrants for cash of $1,298,651. The Company issued 16,667 shares of common stock valued at $11,000 to an employee as part of his employment agreement. The Company also issued to General Minerals Corporation (GMC) an additional 129,938 shares valued at $16,242 as part of the deferred cost of acquiring the Lake Owen option. In addition, the Company issued 200,000 shares of common stock valued at $120,000 as partial consideration for the termination of certain preemptive rights held by GMC.

During the six-month period ended March 31, 2001, the Company issued 24,494 shares of common stock valued at $29,554 for services, 5,200 shares of common stock valued at $5,880 as compensation, 33,333 shares of common stock from options exercised by an employee for cash of $10,000, 75,000 shares valued at $63,750 to directors as compensation, 3,000 shares valued at $2,340 to modify an agreement, and 192,000 shares of common stock sold for $192,000 cash as a private placement.

See Note 6 regarding future loan repayments in units of Trend securities.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 4 - CAPITAL STOCK (CONTINUED)

PREFERRED STOCK
Under its amended Delaware certificate of incorporation, Trend also has 20,000,000 shares of authorized preferred stock with a par value of $0.01 per share, with rights and preferences to be determined by the Company's Board of Directors.

One share of Series A preferred stock has been created and issued to Thomas S. Kaplan and requires the holder's approval of all stock and equity issuances until such time as none of Mr. Kaplan, Electrum LLC or Asher B. Edelman beneficially owns more than twenty percent of the Company's outstanding stock. Holders of the Company's common stock will vote on the continued existence of the Series A preferred stock at each subsequent annual meeting. If the Series A preferred stock is not continued, the outstanding share of Series A preferred stock will convert to one share of common stock.

The following table discloses the Company's stock and equity transactions during the Exploration Stage. This information meets the disclosure requirements of SFAS No. 7 for development and exploration stage disclosures. The following abbreviations are used in the table: CS for Common Stock; OPT for Options; and WAR for Warrants.

------------------------------------------------------------------------------------------------------------------------------------
                                                                   COMMON    ADDITIONAL                                   VALUE OF
                                            NUMBER OF  PRICE PER   STOCK      PAID-IN     TOTAL    NUMBER OF  NUMBER OF   OPTIONS/
                               ISSUE DATE   SHARES     SHARE       AMOUNT     CAPITAL     AMOUNT   OPTIONS    WARRANTS    WARRANTS
------------------------------------------------------------------------------------------------------------------------------------
BALANCE, OCTOBER 1, 1996                    1,754,242             $ 17,542   $ 663,218   $ 680,760
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
OPTIONS AND WARRANTS
ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     03/25/1997    200,000      $ 0.50    2,000      98,000     100,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Payment of liabilities
and expenses                    09/30/1997     45,511        0.50      455      22,301      22,756
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1997                  1,999,753             $ 19,998   $ 783,518   $ 803,516                              --
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
OPTIONS AND WARRANTS
ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property         07/23/1998    150,000      $ 0.50    1,500      73,500      75,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     07/23/1998      7,500        0.20       75       1,425       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Lease termination        07/23/1998     12,000        0.50      120       5,880       6,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Debt                     07/23/1998     80,000        0.50      800      39,200      40,000
------------------------------------------------------------------------------------------------------------------------------------
OPT for Financing               09/24/1998                                                            180,000                2,659
------------------------------------------------------------------------------------------------------------------------------------
CS for Compensation             09/30/1998      9,000        0.50       90       4,410   $4,500.00
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1998                  2,258,253             $ 22,583   $ 907,933   $ 930,516    180,000          --   $2,659
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 4 - CAPITAL STOCK (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                                                                   COMMON    ADDITIONAL                                   VALUE OF
                                            NUMBER OF  PRICE PER   STOCK      PAID-IN     TOTAL    NUMBER OF  NUMBER OF   OPTIONS/
                               ISSUE DATE   SHARES     SHARE       AMOUNT     CAPITAL     AMOUNT   OPTIONS    WARRANTS    WARRANTS
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1998                  2,258,253             $ 22,583   $ 907,933   $ 930,516    180,000          --   $2,659
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
OPTIONS AND WARRANTS
ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Debt, investment and
expenses                        10/12/1998      9,210      $ 0.30       92       2,671       2,763
------------------------------------------------------------------------------------------------------------------------------------
CS for Equipment                10/30/1998    600,000        0.30    6,000     174,000     180,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     11/28/1998      5,000        0.20       50         950       1,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   12/31/1998     30,858        0.44      309      13,191      13,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Directors' compensation  01/25/1999     16,500        0.25      165       3,960       4,125
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   01/31/1999      8,572        0.35       86       2,914       3,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   03/31/1999     24,000        0.25      240       5,760       6,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      03/31/1999      6,000        0.25       60       1,440       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      04/30/1999     32,000        0.28      320       8,640       8,960
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   04/30/1999     12,000        0.28      120       3,240       3,360
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      05/31/1999     73,333        0.25      733      17,600      18,333
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/1999     34,353        0.25      344       8,244       8,588
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   06/30/1999     50,000        0.16      500       7,500       8,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/1999     95,833        0.16      958      14,375      15,333
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/06/1999      5,000        0.25       50       1,200       1,250
------------------------------------------------------------------------------------------------------------------------------------
OPT for Financing activities    07/22/1999                                                             50,000                   --
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property option  07/27/1999    715,996        0.13    7,160      82,471      89,631
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     07/29/1999     33,333        0.15      333       4,667       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/30/1999    146,603        0.12    1,466      16,126      17,592
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      07/31/1999    133,697        0.12    1,337      14,707      16,044
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   07/31/1999     41,667        0.12      417       4,583       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/04/1999     16,667        0.15      167       2,333       2,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Rent                     08/09/1999      1,000        0.25       10         240         250
------------------------------------------------------------------------------------------------------------------------------------
OPT for Financing activities    08/13/1999                                                            100,000                   --
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/15/1999     50,000        0.05      500       2,000       2,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      08/17/1999      5,000        0.25       50       1,200       1,250
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/17/1999    100,000        0.05    1,000       4,000       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     08/26/1999    100,000        0.10    1,000       9,000      10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      08/31/1999    159,750        0.25    1,598      38,341      39,938
------------------------------------------------------------------------------------------------------------------------------------
CS for Prepaid expenses         09/10/1999     50,000        0.33      500      16,000      16,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     09/10/1999     50,000        0.10      500       4,500       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     09/13/1999    200,000        0.05    2,000       8,000      10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/30/1999     80,053        0.26      801      20,013      20,814
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   09/30/1999    133,333        0.26    1,333      33,334      34,667
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/30/1999     67,500        0.26      675      16,875      17,550
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1999                  5,345,511              $53,455  $1,452,009  $1,505,464    330,000          --   $2,659
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 4 - CAPITAL STOCK (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                                                                   COMMON    ADDITIONAL                                   VALUE OF
                                            NUMBER OF  PRICE PER   STOCK      PAID-IN     TOTAL    NUMBER OF  NUMBER OF   OPTIONS/
                               ISSUE DATE   SHARES     SHARE       AMOUNT     CAPITAL     AMOUNT   OPTIONS    WARRANTS    WARRANTS
------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30, 1999                  5,345,511              $53,455  $1,452,009  $1,505,464    330,000          --   $2,659
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
OPTIONS AND WARRANTS
ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      10/04/1999     50,000      $ 0.26      500      12,500      13,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     10/22/1999     25,000        0.20      250       4,750       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      10/31/1999    273,675        0.31    2,737      82,103      84,840
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   11/30/1999     52,694        0.31      527      15,807      16,334
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      11/30/1999      4,327        0.31       43       1,298       1,341
------------------------------------------------------------------------------------------------------------------------------------
CS, OPT & WAR for Cash          12/31/1999  1,000,000       0.012   10,000       2,414      12,414  8,108,000  6,250,000    87,586
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      12/31/1999      1,200        0.35       12         408         420
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      01/04/2000     15,000        0.28      150       4,050       4,200
------------------------------------------------------------------------------------------------------------------------------------
CS for Investments              01/15/2000    200,000        0.33    2,000      64,000      66,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Incentive fees           01/17/2000     65,285        0.33      653      20,891      21,544
------------------------------------------------------------------------------------------------------------------------------------
OPT Expiration                  01/22/2000                                                            (50,000)                  --
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     01/25/2000     14,286        0.35      143       4,857       5,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        02/22/2000  1,000,000       0.142   10,000     131,900     141,900 (1,000,000)              (1,900)
------------------------------------------------------------------------------------------------------------------------------------
CS & OPT for Employees'
compensation                    02/25/2000     16,667        0.66      167      10,833      11,000     33,333                3,070
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      02/29/2000     10,000        0.72      100       7,100       7,200
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property         03/24/2000     50,000        1.03      500      51,000      51,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        03/27/2000  2,500,000       0.142   25,000     329,750     354,750 (2,500,000)              (4,750)
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      03/31/2000     75,000        0.81      750      60,000      60,750
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   03/31/2000      3,000        0.81       30       2,400       2,430
------------------------------------------------------------------------------------------------------------------------------------
CS for Mineral property         04/04/2000     50,000        0.75      500      37,000      37,500
------------------------------------------------------------------------------------------------------------------------------------
CS & OPT for Directors'
compensation                    04/11/2000    150,000        0.70    1,500     103,500     105,000     67,000               12,750
------------------------------------------------------------------------------------------------------------------------------------
CS for Deferred mineral
property acquisition costs      05/08/2000    129,938       0.125    1,299      14,943      16,242
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      05/15/2000      9,975        0.63      100       6,184       6,284
------------------------------------------------------------------------------------------------------------------------------------
Cash for Warrants               06/08/2000                                                                                  10,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     06/26/2000    416,961       0.056    4,170      19,361      23,531
------------------------------------------------------------------------------------------------------------------------------------
CS & WAR for Modification of
stockholder agreement           06/26/2000    200,000        0.60    2,000     118,000     120,000              200,000     30,000
------------------------------------------------------------------------------------------------------------------------------------
OPT & WAR for Modification of
stockholder agreement           06/27/2000                                                          1,729,762  1,729,761    14,641
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        06/29/2000  1,597,588       0.064   15,976      86,740     102,716 (1,597,588)              (2,716)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   06/30/2000      9,000        0.81       90       7,185       7,275
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      06/30/2000      1,000        0.70       10         690         700
------------------------------------------------------------------------------------------------------------------------------------
OPT Agreement Modification      07/07/2000                                                           (127,500)                  --
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/14/2000     10,000        0.30      100       2,900       3,000    (10,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/21/2000  1,800,000       0.122   18,000     201,060     219,060 (1,800,000)             (12,060)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        07/26/2000    650,000       0.122    6,500      72,605      79,105   (650,000)              (4,355)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   07/31/2000      3,000        1.24       30       3,690       3,720
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/01/2000     50,000        0.15      500       7,000       7,500    (50,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/01/2000     50,000        0.30      500      14,500      15,000    (50,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/14/2000     90,000       0.122      900      10,053      10,953    (90,000)                (603)
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/24/2000  1,000,000       0.122   10,000     111,700     121,700 (1,000,000)              (6,700)
------------------------------------------------------------------------------------------------------------------------------------
CS for Directors' compensation  08/25/2000      1,500        1.00       15       1,485       1,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        08/31/2000     15,000        0.30      150       4,350       4,500    (15,000)
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   08/31/2000      1,000        1.13       10       1,120       1,130
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2000


NOTE 4 - CAPITAL STOCK (CONTINUED)


------------------------------------------------------------------------------------------------------------------------------------
                                                                   COMMON    ADDITIONAL                                   VALUE OF
                                            NUMBER OF  PRICE PER   STOCK      PAID-IN     TOTAL    NUMBER OF  NUMBER OF   OPTIONS/
                               ISSUE DATE   SHARES     SHARE       AMOUNT     CAPITAL     AMOUNT   OPTIONS    WARRANTS    WARRANTS
------------------------------------------------------------------------------------------------------------------------------------

CS for Cash from options        09/22/2000  1,200,174       0.122   12,002     134,720     146,722 (1,200,174)              (8,702)
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      09/22/2000     90,000        1.45      900      72,000      72,900
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   09/30/2000      6,000        1.35       60       8,040       8,100
------------------------------------------------------------------------------------------------------------------------------------
CS Adjustment                   09/30/2000       (5)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
BALANCE SEPTEMBER 30,
2000                                       18,232,776             $182,328  $3,296,897  $3,479,225    127,833  8,179,761  $118,920
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK,
OPTIONS AND WARRANTS
ACTIVITY AS FOLLOWS:
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash from options        10/10/2000     33,333      $ 0.39      333      12,737      13,070    (33,333)              (3,070)
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      10/15/2000     10,000        1.15      100      11,400      11,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Officers' compensation   10/31/2000      3,000        1.30       30       3,870       3,900
------------------------------------------------------------------------------------------------------------------------------------
WAR for Consulting services     11/01/2000                                                                      250,000    123,775
------------------------------------------------------------------------------------------------------------------------------------
CS for Employees' compensation  12/06/2000      2,200        0.90       22       1,958       1,980
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     12/20/2000    100,000        1.00    1,000      99,000     100,000
------------------------------------------------------------------------------------------------------------------------------------
WAR for Consulting services     12/31/2000                                                                      180,000     46,746
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      01/02/2001     10,000      $ 1.35      100      13,400      13,500
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     01/11/2001     47,000        1.00      470      46,530      47,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      01/11/2001      3,407        1.00       34       3,373       3,407
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      01/23/2001        604        1.10        6         658         664
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     01/24/2001     25,000        1.00      250      24,750      25,000
------------------------------------------------------------------------------------------------------------------------------------
WAR for Loan agreements         02/01/2001                                                                      285,000     76,551
------------------------------------------------------------------------------------------------------------------------------------
CS for Cash                     02/06/2001     20,000        1.00      200      19,800      20,000
------------------------------------------------------------------------------------------------------------------------------------
CS for Consulting services      02/06/2001        483        1.00        5         478         483
------------------------------------------------------------------------------------------------------------------------------------
CS for Directors' compensation  02/23/2001     75,000        0.85      750      63,000      63,750
------------------------------------------------------------------------------------------------------------------------------------
OPT for Director, officer and   02/23/2001                                                          1,200,000              354,000
employee compensation
------------------------------------------------------------------------------------------------------------------------------------
WAR for Loan agreements         03/12/2001                                                                       50,000     13,430
------------------------------------------------------------------------------------------------------------------------------------
WAR Extension of exercise
period                          03/12/2001                                                                                 608,058
------------------------------------------------------------------------------------------------------------------------------------
CS for Modification of contract 03/22/2001      3,000        0.78       30       2,310       2,340
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

BALANCE MARCH 31, 2001                     18,565,803              $185,658  $3,600,161  $3,785,819  1,294,500 8,944,761 $1,338,410
------------------------------------------------------------------------------------------------------------------------------------

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001


NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS

The Company had a Stock Option Plan, which was initiated to encourage and enable qualified officers, directors and other key employees to acquire and retain a proprietary interest in the Company by ownership of its common stock. A total of ten percent of the currently issued and outstanding shares of the Company's common stock may be subject to, or issued pursuant to the terms of the plan. No options were issued under the Plan, and the Plan has been terminated.

On February 23, 2001, the Company's shareholders approved the adoption of the 2000 Equity Incentive Plan and the reservation of 5,000,000 shares of Common Stock for distribution under the plan. These shares and options to acquire those shares may be granted to the Company's employees (including officers), directors and consultants. The plan will terminate on January 4, 2011. The exercise price of options granted under this plan will not be less than the fair market price on the date of grant and in some cases not less than 110% of the fair market price. The term, vesting schedule, transfer restrictions and termination are to be determined by the Company's Board of Directors.

In the Black-Scholes Option Price Calculations below, the Company used the following assumptions to estimate fair value: the risk-free interest rate was 5.5%, volatility was 30.00% in 1998, 55.12% in 1999, 48.05% in 2000 and 46.40%
in 2001, and the expected life of the options and warrants varied from one week to 5.5 years. The Company also assumed that no dividends would be paid on common stock.

On February 23, 2001, the Company issued under the plan to its five non-employee directors an aggregate of 75,000 shares of common stock and options to acquire 75,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004. The Company also issued under the plan to its employees (including officers) options to acquire 1,125,000 shares with an exercise price of $0.80 per share exercisable until February 23, 2004. The total fair value of the options issued to directors and employees, estimated on the grant date using the Black-Scholes Option Price Calculation, was $354,000. The fair value was charged as a compensation expense.

During 1999, the Company granted various stockholders options to acquire 150,000 shares of common stock at prices varying from $0.15 to $0.35 per share as additional incentives for various stock purchases. At the respective grant dates, these options were each determined to have no appreciable fair value using the Black-Scholes Option Price Calculation.

In February 2000, the Company granted an employee options until February 25, 2002 to acquire 33,333 shares of common stock at an exercise price of $0.30 per share as compensation. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $3,070. The employee exercised these options in October 2000.

During the fiscal year ended September 30, 2000, the Company's board of directors issued options to purchase 67,000 shares of its common stock at $0.50 per share to six retired directors. The options issued to each director were based on years of service and are exercisable from April 15, 2000 to April 15, 2003. The fair value of these options estimated on the grant date using the Black-Scholes Option Price Calculation was $12,750.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


As partial consideration for an amendment to the GMC option agreement, the Company granted to GMC in June 2000 a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002. The fair value of this warrant estimated on the date of issuance using the Black-Scholes Options Price Calculation was $30,000.

On November 17, 2000, the Company entered into a consulting agreement with R. H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable over approximately two years. The fair value of these warrants estimated on the grant date using the Black-Scholes Option Price Calculation was $46,746, which was included in consulting expenses for the quarter ended December 31, 2000.

On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock at $1.50 per share. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding. The fair value of this warrant estimated on the grant date using the Black-Scholes
Option Price Calculation was $123,775 which was included in consulting expenses for the quarter ended December 31, 2000.

TIGRIS FINANCIAL GROUP LTD./ELECTRUM LLC
On December 29, 1999, the Company entered into a stock purchase agreement with Tigris Financial Group Ltd. under which Tigris purchased 1,000,000 shares of the Company's common stock for $100,000, was granted an option until March 28, 2000 to acquire up to an additional 3,500,000 shares of common stock for an exercise price of $0.14 per share, (or $490,000 in the aggregate), and was granted an option to purchase, for $10,000, warrants to purchase an additional 6,250,000 shares of the Company's common stock at an exercise price of $0.40 per share. The Company used the Black-Scholes Option Price Calculation effective as of the transaction date and estimated the fair values to be $37,524 for the option and $50,062 for the warrants. On March 8, 2000, Tigris assigned its rights under the stock purchase agreement to Electrum LLC, an affiliate.

Electrum exercised its option and acquired 3,500,000 shares of the Company's common stock in February and March 2000. Pursuant to the terms of the stock purchase agreement, upon exercise in full of this first option, Electrum's option until September 25, 2000 to purchase up to an additional 4,608,000 shares of common stock at an exercise price of $0.14 per share, or $645,120 in the aggregate, became exercisable.

On June 27, 2000, the Company and Electrum entered into an amendment to the stock purchase agreement under which the option to purchase 4,608,000 shares was modified. As modified, Electrum had an option until July 5, 2000 to acquire up to an additional 1,597,588 shares at $0.062 per share or $100,000 in the aggregate and, upon exercise in full of this option, an option became exercisable

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


until September 25, 2000 to acquire up to 4,740,174 shares at an exercise price of $0.115 per share, or $545,120 in the aggregate. In addition, the option to purchase warrants was modified and, as modified, Electrum had an option to purchase, for $10,000, warrants to buy up to 7,979,761 shares at an exercise price of $0.40 per share until September 20, 2003. The Company utilized the Black-Scholes Option Price Calculation to estimate the fair value of the modifications as of the grant date and recorded $4,262 for the options and $10,379 for the warrants. The $14,641 total amount was charged as a financing expense.

Electrum has exercised all of its options to purchase the Company's common stock and its option to purchase the warrant. In connection with its acquisition of those shares, Electrum assigned 3,530,174 shares and 500,000 warrants to third parties. Subsequently, Electrum has assigned an additional 2,000,000 shares and 500,000 warrants.

Pursuant to loan agreements between the Company and Electrum LLC, the Company issued warrants to acquire 285,000 shares at $1.50 per share in February 2001, exercisable through September 30, 2003, and warrants to acquire 50,000 shares at $1.50 per share in March 2001, exercisable through September 30, 2006. The Company also extended through September 30, 2006 the expiration dates of the 285,000 warrants, together with the warrants to acquire 7,979,761 shares. The fair values of the newly issued 285,000 warrants and 50,000 warrants, estimated on their respective grant dates, as modified for the expiration date extension in the case of the 285,000 warrants, using the Black-Scholes Option Price Calculation, were $76,551 and $13,430, respectively. The fair value of the modification to extend the expiration date, estimated as of the date of the modification for the 7,979,761 warrants, using the Black-Scholes Option Price Calculation, was $608,058.

As of March 31, 2001, Tigris and Electrum own approximately 29% of the Company's outstanding common stock and, assuming that Electrum exercises its warrants and that the Company has issued no other shares, would own nearly 49% of the Company's then outstanding common stock.

Electrum had certain preemptive rights, which were not exercised and have been subsequently terminated. Tigris and Electrum have the right to proportional representation on the Company's board of directors and registration rights for all of the Company's common stock acquired through this agreement held by them.

As of March 31, 2001 and 2000, the Company had warrants outstanding as described representing 8,944,761 and 6,250,000 shares of common stock, respectively.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 5 - COMMON STOCK OPTIONS AND WARRANTS (CONTINUED)


Following is a summary of the status of the options during the year ended September 30, 2000 and the period ended March 31, 2001:

                                                                         WEIGHTED AVERAGE
                                                       NUMBER OF SHARES   EXERCISE PRICE
                                                       ----------------  ----------------
Outstanding at October 1, 1999                              330,000        $   0.32
Granted                                                   9,938,095            0.12
Exercised                                                (9,962,762)           0.12
Forfeited                                                      --               --
Revised                                                    (127,500)           0.36
Expired                                                     (50,000)           0.35
                                                         ----------        --------
Outstanding at September 30, 2000                           127,833        $   0.51
                                                         ==========        ========
Options exercisable at September 30, 2000                   127,833        $   0.51
                                                         ==========        ========



Outstanding at October 1, 2000                              127,833        $   0.51
Granted                                                   1,200,000            0.80
Exercised                                                   (33,333)           0.30
Forfeited                                                      --               --
Revised                                                        --               --
Expired                                                        --               --
                                                         ----------        --------
Outstanding at March 31, 2001                             1,294,500        $   0.79
                                                         ==========        ========
Options exercisable at March 31, 2001                     1,294,500        $   0.79
                                                         ==========        ========

On or before July 19, 2001                                   15,000        $   0.50
On or before July 19, 2002                                   12,500        $   1.00
On or before April 14, 2003                                  67,000        $   0.50
On or before February 23, 2004                            1,200,000        $   0.80

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company has accrued director and officer fees in the amounts of $48,818 at March 31, 2001. As of March 31, 2000, the Company owed fees to officers and directors of $62,500.

In June 2000, the Company and GMC amended the Lake Owen option agreement. Pursuant to the amendment, the Company issued 416,961 shares at an average price of $0.06 per share to GMC in connection with the exercise by GMC of preemptive rights. In addition, the Company agreed to perform an additional $15,000 of geophysical survey work on the Lake Owen project prior to December 31, 2000, issued 200,000 additional shares of common stock to GMC and granted to GMC a warrant to purchase 200,000 shares for $0.70 per share exercisable until June 12, 2002 in exchange for GMC's agreement to terminate its antidilution and preemptive rights as provided in the original Lake Owen option agreement. The geophysical survey work period has been extended beyond December 31, 2000.

RELATED PARTY LOANS
In November 2000, the Company borrowed $135,000 from Electrum. The loan bears interest at an annual rate of 5% and is due either on December 1, 2005 or upon the Company's completion of a public or private debt or equity financing.

In December 2000, the Company entered into an agreement with Electrum to provide the right to borrow an additional $250,000. The funds obtained under this agreement bear interest at 8%, and repayment is due on June 30, 2001 or upon the Company's completion of a public or private debt or equity financing. The Company borrowed $200,000 under this agreement, and no additional funds are available under this agreement.

The loan agreement provides that if these loans are not repaid by February 1, 2001, the Company is required to grant Electrum warrants to purchase 285,000 shares of the Company's common stock at $1.50 per share exercisable through September 30, 2003. The loans were not repaid by February 1, 2001, and the warrants have been issued. Electrum may also elect to be repaid part or all the total principal and interest outstanding under both loans in "units" of Trend securities, at the rate of one unit per each $1.25 owed. Each unit would consist of one share of common stock and a warrant to purchase one share of common stock at $1.50 per share, originally exercisable through September 30, 2003. Electrum has agreed that at least $100,000 of the November 2000 loan will be repaid in units. This conversion of debt to equity was not reflected in the financial statements as of March 31, 2001.
(See Note 13.)

On March 12, 2001, the Company entered into an agreement with Electrum under which the Company borrowed an additional $50,000 to fund its operating costs, on the same interest and repayment terms as the loans under the December 2000 loan agreement. Under this agreement, in March 2001, the Company granted to Electrum warrants to purchase an additional 50,000 shares of its common stock at $1.50 per share, exercisable through September 30, 2006. The Company also agreed to extend through September 30, 2006, the expiration dates of the warrants to acquire 7,979,761 shares issued under the stock purchase agreement and the warrants to acquire 285,000 shares issued under the December 2000 agreement.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 6 - RELATED PARTY TRANSACTIONS (CONTINUED)

In the quarter ended March 31, 2001, the Company recorded a financing charge of $608,058 related to the extension of the 7,979,761 warrants granted under the stock purchase agreement and recorded a financing charge totaling $89,981 for the grant and extension of the 285,000 warrants issued under the December 2000 loan agreement and the grant of the 50,000 warrants issued under the March 2001 loan agreement. These financing costs represent the fair value of the equity issuances under the Company's Black-Scholes Option Price Calculation.

EMPLOYMENT AGREEMENT
In July 2000, the Company entered into an employment agreement with John Ryan, then the Chief Financial Officer, Secretary and Treasurer of the Company, under which Mr. Ryan received 3,000 shares per month of Trend common stock as compensation for his services. Mr. Ryan resigned in December 2000, and this agreement was terminated. No amounts were owed to Mr. Ryan as of March 31, 2001.


NOTE 7 - PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Major additions and improvements are capitalized. Minor replacements, maintenance and repairs that do not increase the useful lives of the assets are expensed as incurred. Depreciation of property and equipment, including vehicles, is being calculated using the straight-line method over the expected useful lives of five years of the assets. Depreciation expense for the six month period ended March 31, 2001 and the year ended September 30, 2000 was $8,974 and $10,823, respectively.

The following is a summary of property, equipment, and accumulated depreciation.

                                   MARCH 31,    SEPTEMBER 30,
                                     2001           2000
                                   ---------    -------------
Furniture and Equipment            $ 51,288      $ 51,288
Less: Accumulated Depreciation      (20,085)      (11,111)
                                   --------      --------
                                   $ 31,203      $ 40,177
                                   ========      ========

NOTE 8 - INVESTMENTS

The Company's securities investments are classified as available-for-sale securities which are recorded at fair value in investments and other assets on the balance sheet, with the change in fair value during the period excluded from earnings and recorded net of tax as a component of other comprehensive income. The Company has no securities, which are classified, as trading securities.

The Company recognized a charge for other comprehensive loss of $38,314 for the year ended September 30, 2000. In the six month periods ended March 31, 2001 and March 31, 2000, the Company recognized income of $413 and $5,686, respectively, for the change in the market value of investments. The investment in New Jersey Mining Company was liquidated during the period ended March 31, 2001 and the Company realized a loss of $74,533.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 8 - INVESTMENTS (CONTINUED)

Available-for-sale securities consist of common stock stated at fair value and are summarized as follows:

                                             MARCH 31,        SEPTEMBER 30,
                 INVESTMENT                   2001                2000
         --------------------------          ---------        -------------
         New Jersey Mining Company           $    --          $  107,250
                                             =========        =============

NOTE 9 - NOTES PAYABLE

Following is a summary of long-term debt as of March 31, 2001 and September 30, 2000:

                                                                                  MARCH 31,     SEPTEMBER 30,
                                                                                   2001            2000
                                                                                  ---------     ------------
         Note payable to First Security Bank, N.A.
             Interest at 14.99%, secured by vehicle, payable in monthly
             installments of $179 through February 28, 2003                       $  3,674         $ 4,339

         Note payable to First Security Bank, N.A.
             Interest at 14.99%, secured by vehicle, payable in monthly
             installments of $231 through April 7, 2005                              8,327           9,042
                                                                                  --------        --------
             Total notes payable                                                    12,001          13,381

             Less:  Current maturities included in current liabilities              (3,150)         (2,992)
                                                                                  --------        --------
                                                                                  $  8,851         $10,389
                                                                                  ========         =======

Following are the maturities of long-term debt for the current year and each of the next four years ending on September 30:

                           2001                                        $   1,812
                           2002                                            3,408
                           2003                                            2,884
                           2004                                            2,345
                           2005                                            1,552
                                                                      ----------
                                                                        $ 12,001
                                                                      ==========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 10 - INCOME TAXES

At March 31, 2001, the Company has accumulated operating losses approximating $5.0 million. These operating losses may be offset against future taxable income, however there is no assurance that the Company will have income in the future. Accordingly, the potential tax benefit of the net operating loss carryforward is offset by a valuation allowance of the same amount. The Company's ability to utilize these net operating loss carryforwards may be limited by ownership changes. No provision for the recoverability of tax benefits has been reported in the financial statements of the Company, due to their uncertainty.


NOTE 11 - COMMITMENTS AND CONTINGENCIES

LAKE OWEN OPTION AGREEMENT
In July 1999, the Company executed an option agreement with General Minerals Corporation (hereinafter "GMC") wherein the Company may earn a 100% interest in a mineral property in Albany County, Wyoming in exchange for its payment of exploration expenditures during the three-year option period, which commenced on July 27, 1999. Under the agreement, the Company is obligated to spend $750,000 on exploration expenditures for this project, commonly known as the Lake Owen property, during the option period, with no less than $150,000 of such expenditures to be made within the first year. The agreement was amended in June 2000 to include $15,000 of geophysical survey work.

In consideration for the aforementioned option, the Company paid GMC $40,000 in cash and issued to GMC 715,996 shares in 1999 and 129,938 shares in 2000. The Company and GMC subsequently entered into an amendment to the agreement under which (i) the Company issued 416,961 shares of common stock to GMC upon GMC's exercise of preemptive rights, (ii) the Company agreed to perform an additional $15,000 of geophysical work on the Lake Owen Project prior to December 31, 2000,
(iii) the Company issued 200,000 additional shares and warrants exercisable until June 2002 to purchase 200,000 shares at $0.70 per share, and (iv) GMC agreed to terminate its antidilution and preemptive rights as provided in the original agreement.

INTREPID OPTION AGREEMENT
In May 2000, the Company entered into a three year lease and option agreement under which it has the right to acquire a 100% interest in the eight Intrepid claims. Upon entering the agreement, the Company paid the claim owners $5,800 and 100,000 shares of common stock. The Company is obligated to make exploration expenditures of at least $10,000 by September 30, 2001, $15,000 by March 4, 2002 and $15,000 by March 4, 2003. In addition, the Company must make advance royalty payments of $10,000 by March 4, 2001, $25,000 by March 4, 2002 and $35,000 for
each year thereafter.

During the option period, the Intrepid claims are subject to a net smelter royalty of 3% on all ores produced and sold from the Intrepid claims. The Company has the right to exercise the purchase option at any time for a total purchase price of $320,000, with any advance royalty payments to be credited against the purchase price, and the claim holders retaining a 0.5% net smelter royalty. The Company has agreed to issue an additional 100,000 shares to the claim holders if it has not terminated the agreement by November 2001.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In March 2001, the Company and the claim holders agreed to replace the March $10,000 advance royalty payment with a $9,000 payment due May 11, 2001. In connection with this agreement, the Company issued to the claim holders 3,000 shares of common stock with an aggregate value of $2,340. The May 11 payment has not been made and the Company has requested an extension.

LEASE AGREEMENTS
Through the year ended September 30, 2000, the Company rented office facilities in Coeur d'Alene, Idaho on a month-to-month basis. Total rents paid during the year ended September 30, 2000 were $5,530.

During the period ended December 31, 2000, the Company entered into a lease for its executive offices in Coeur d'Alene. The lease has a three-year term with monthly rent of $2,656 in addition to a $2,656 security deposit. The Company has the option to extend the lease for an additional two years at a monthly rent of $2,921. The Company's rent expense reflects a reduction in payments for improvements that were considered to be in lieu of lease expense. Total rents expensed during the six month period ended March 31, 2001 were $15,969.

In July 2000, the Company entered into a new lease agreement for additional office facilities in Reno, Nevada. The agreement is a two year lease and calls for monthly payments of $1,725 during the first year and $1,775 during the second year in addition to a $350 security deposit. Prior to the signing of this lease, the Company had occupied the facilities on a month-to-month basis for $1,714 per month. Total rents during the six month period ended March 31, 2001 and the year ended September 30, 2000 were $10,420 and $3,438, respectively.

The minimum lease payments as of March 31, 2001, for the six months ending September 30, 2001 and for fiscal years 2002 and 2003, are as follows:

                               2001                  $     26,436
                               2002                        47,847
                               2003                        31,872
                                                      -----------
                               Total                 $    106,155
                                                      ===========

CONSULTING AGREEMENTS
On November 17, 2000, the Company entered into a consulting agreement with R. H. Barsom Company, Inc., under which the consultant would perform certain services for the Company until June 30, 2001, for an advance fee of $100,000 and 180,000 shares of common stock. In early January 2001, the Company and the consultant agreed to terminate the agreement. In connection with the termination, the consultant surrendered the 180,000 shares of common stock and received warrants to purchase 180,000 shares of the Company's common stock at $1.50 per share, exercisable until January 2003.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

On November 8, 2000, effective November 1, 2000, the Company entered into a 24-month agreement with Eurofinance Inc. under which the entity would assist the Company with certain investment community matters in return for a monthly fee of $5,000, plus expenses, and warrants to purchase 820,000 shares of common stock at $1.50 per share. The warrants were exercisable until November 1, 2005. In early January 2001, this agreement was terminated, with the Company no longer obligated for the remaining monthly fees, and only the warrant for 250,000 shares that vested on November 1, 2000 remains outstanding.

On October 31, 2000, the Company entered into a consulting agreement with Brian Miller under which Mr. Miller performs certain services for the Company. Under this agreement, Mr. Miller has received cash for his services and was granted 10,000 shares of common stock effective January 2, 2001.

NOTE 12 - DISPOSAL AND IMPAIRMENT OF ASSETS

In late 1998, the Company acquired mining equipment valued at $180,000 in exchange for 600,000 shares of common stock with a value of $0.30 per share. Most of this equipment was sold during the year ending September 30, 1999 for $32,300, resulting in a realized loss of $129,700. In addition, an impairment of $14,000, representing the excess of the $18,000 carrying value of the remaining equipment over its fair value of $4,000, was included in the loss on disposition and impairment of assets charged to operations in the year ended September 30, 1999. The Company also recognized a loss of $55,000 on the sale of the Rae Wallace Mine, which had been acquired during 1998 for $75,000 in common stock and was sold in 1999 for $20,000. In addition, the Company sold miscellaneous equipment in 1999, recognizing $7,026 in additional gains. (See Note 3.)

During the year ended September 30, 2000, the Company recognized a gain of $5,000 on the sale of the Silver Strand Mine, for which it received New Jersey Mining Company stock valued at $5,000 and retained a royalty. The mine had been acquired for common stock in 1984. (See Note 3.)

NOTE 13 - SUBSEQUENT EVENT

RELATED PARTY LOANS
On April 11, 2001, the Company entered into an agreement with Electrum under which the Company may borrow additional funds from Electrum under the terms of December 2000 loan agreement to fund its operating costs if Electrum elects, in its sole discretion, to lend such funds. As of May 15, 2001, $100,000 has been borrowed under this agreement. The funds borrowed under this agreement bear interest at 8%, and repayment is due on the earlier of June 30, 2001 or completion of any private placement of the Company's shares. At Electrum's option, the Company may repay part or all of the principal and interest outstanding under the loan in units as described in Note 6.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company has made corrections to its financial statements for changes in accounting estimates and policies which are being treated as corrections of errors and estimates, as set forth in the following table.

                                                        FORM
                                                        10-SB,
                                                      AMENDMENT      AMENDMENT      AMENDMENT       AMENDMENT
                                                    NOS. 1 AND 2       NO. 3          NO. 4           NO. 5
                                                    ------------    ------------    ----------     ----------
                  1998
Net Loss                                              $ (80,484)     $(116,504)     $(116,504)     $(119,163)
                                                      ---------      ---------      ---------      =========
Adjustments to Net Loss:
Organizational Costs Reclassification                   (31,520)          --             --
Stock Recording Omission                                 (4,500)          --             --
Option Costs (Recorded in Correct Year)                    --             --           (2,659)
                                                      ---------      ---------      ---------
Total Corrections of Errors                             (36,020)          --           (2,659)
                                                      ---------      ---------      ---------
REVISED NET LOSS                                      $(116,504)     $(116,504)     $(119,163)
                                                      =========      =========      =========


                1999

Net Loss                                              $(415,044)     $(434,199)     $(573,545)     $(716,759)
                                                      ---------      ---------      ---------      =========
Adjustments to Net Loss:
Mineral Property Expense                                (14,529)          --             --
Accrued Expenses Increase                               (14,470)          --             --
Common Stock Issuance Duplication                        11,503           --             --
Option Issuance Fair Value Calculation                   (2,659)          --            2,659
Miscellaneous Income                                      1,000           --             --
Lake Owen Option Expenses                                  --             --         (145,873)
                                                      ---------      ---------      ---------
Total Corrections of Errors                             (19,155)          --         (143,214)
                                                      ---------      ---------      ---------
Total Corrections of Estimates  - FMV Adjustments          --         (139,346)          --
                                                      ---------      ---------      ---------
REVISED NET LOSS                                      $(434,199)     $(573,545)     $(716,759)
                                                      =========      =========      =========
LOSS PER SHARE AS PREVIOUSLY REPORTED                                                              $   (0.13)
CORRECTIONS TO LOSS PER SHARE                                                                          (0.10)
                                                                                                   ---------
REVISED LOSS PER SHARE                                                                             $   (0.23)
                                                                                                   =========

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

                                                                                  AMENDMENT         AMENDMENT
                                                                                    NO. 4,            NO. 5,
                                                                                 FORM 10-KSB/A1    FORM 10-KSB/
                                                                                      AND             A2 AND
                                                                 FORM 10-KSB     FORM 10-QSB/A1    FORM 10-QSB/
                                                                                                        A2
                                                                 ------------    ---------------   ---------------
                             2000
Net Loss                                                         $(1,847,259)     $(2,184,439)     $(2,186,541)
                                                                 -----------      -----------      ===========
Adjustments to Net Loss:
Intrepid Claims Expense (Original Value)                                --            (35,800)

Financing Expense - Modification of Stock Purchase Agreement            --            (14,641)

Silver Strand - Prior Period Expense  & Writeoff                        --            123,753
                                                                 -----------      -----------
Total Corrections of Errors                                             --             73,312
                                                                 -----------      -----------
FMV adjustments - Stock Issuances                                   (337,180)         (59,000)

Compensation Expense - Options                                          --             (4,414)

Mineral Property Expense - Warrants                                     --            (12,000)
                                                                 -----------      -----------
Total Corrections of Estimates                                      (337,180)         (75,414)
                                                                 -----------      -----------
REVISED NET LOSS                                                 $(2,184,439)     $(2,186,541)
                                                                 ===========      ===========


LOSS PER SHARE AS PREVIOUSLY REPORTED                                                              $     (0.18)

CORRECTIONS TO LOSS PER SHARE                                                                            (0.03)
                                                                                                   -----------
REVISED LOSS PER SHARE                                                                             $     (0.21)
                                                                                                   ===========


PRIOR TO EXPLORATION STAGE (1996)
The Company performed impairment evaluations on the recorded asset values of its Pyramid and Silver Strand gold and silver properties, consistent with SFAS 121 requirements. The Company determined that recognition of impairments of the value of each property was appropriate. At September 30, 1996, the amounts of the impairments were $70,333 for the Pyramid property and $104,753 for the Silver Strand property. Consequently, the accumulated deficit prior to the Exploration Stage was increased by $175,086 and mineral properties were reduced by a corresponding amount.

FISCAL YEAR ENDED SEPTEMBER 30, 1997
The Company had previously capitalized certain exploration expenses incurred at the Silver Strand Mine in 1997. As a result of the determination of an impairment related to the property, the Company now believes that the costs should have been treated as period expenses. Consequently, the correction served to increase the net loss (and accumulated deficit during the Exploration Stage) by $19,000 and reduced mineral properties by a similar amount.

FISCAL YEAR ENDED SEPTEMBER 30, 1998

1. Under the Company's previous accounting policy organizational costs were capitalized and charged directly to stockholders' equity without being expensed in the Statement of Operations. The correction entails a reversal of the direct charge and recognition of an expense item in 1998, increasing the net loss by $31,520, but having no net effect on total stockholders' equity.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

2. The Company corrected its stock records by increasing the value of common stock by $4,500 and recognizing a charge of $4,500 to reflect the issuance of 9,000 shares of common stock as directors' and officers' compensation.

3. The Company omitted calculating the fair market value of certain options issued to a third party at the time of issuance. Under the Company's accounting policy, the options were valued according to the Black-Scholes Option Price Calculation and were deemed to have a value of $2,659, which was recognized as a financing expense in the Statement of Operations and reflected as an increase in the value of options and warrants. In a prior filing, the expense was incorrectly included in the 1999 financial statements.

Total increase in fiscal year 1998 net loss (and accumulated deficit):  $38,679

FISCAL YEAR ENDED SEPTEMBER 30, 1999
1. The Company incorrectly capitalized certain exploration costs, which should have been expensed under generally accepted accounting polices. Accordingly, the Company recognized $14,529 in additional mineral property costs to correct for the error.

2. The costs of acquiring certain mineral property claims were not recorded in the proper period, and, as a result, the Company was required to record an expense of $14,470 in 1999.

3. The Company determined that it had recorded a duplicate charge of $11,503 for stock issuance costs related to certain consulting service expenses, and has reduced operating expenses and common stock accordingly.

4. The Company corrected its records to reflect that $1,000 in proceeds was income rather than a stock purchase by a third party. The Company recorded miscellaneous income of $1,000 and reduced common stock by $1,000.

5. As mentioned above, the fair market value of certain options was not originally calculated. Initially, the financing expense was recorded as applicable to 1999 operations, but later determined to be a 1998 expense item.

6. Under the Company's previous accounting policy, the costs to acquire options on unpatented mining claims were capitalized. The Company now expenses such costs, and the $145,873 in cash outlays and stock issuances to acquire the Lake Owen option have been charged to operations as mineral property expenses.

Net increase in fiscal year 1999 net loss (and accumulated deficit): $162,369

The Company also corrected a balance sheet error of $30,000 to properly reflect payment commitments related to the Lake Owen agreement as deferred property expenses rather than as a note payable.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 14 - CORRECTIONS OF ERRORS IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

In previous filings, the Company considered certain silver and gold operations as discontinued, but after further review, determined that since these operations did not represent a distinct segment, they should not be viewed as discontinued operations. The financial statements at one point reflected a loss from discontinued operations of $63,662, reflecting a realized loss on disposition of $55,000 and certain mineral property expenses of $8,662. The realized loss is now shown as an other income/expense item and the mineral property expenses are reflected in operating expenses.

FISCAL YEAR ENDED SEPTEMBER 30, 2000
1. Under the Company's previous accounting policy, the original $35,800 in cash paid and stock issued to acquire the option on the Intrepid claims was capitalized. The new policy requires that such costs be charged to operations as mineral property expenses, with an offsetting reduction in the value of mineral properties.

2. The Company has reviewed the carrying value of the Silver Strand property and determined that an impairment charge of $104,753 should have been recorded prior to the inception of the Exploration Stage and that capitalized expenses of $19,000 recorded in 1997 should have been charged as period costs. Consequently, the book value of the property was reduced to zero. The accumulated deficit prior to the Exploration Stage increased by $104,753, and mineral property expenses during the Exploration Stage increased by $19,000. Since there should have been zero book value at disposition, the $118,753 loss originally recorded in 2000 has been replaced by a gain of $5,000, reflecting the proceeds from the sale.

3. The Company reviewed the modifications made to its stock purchase agreement with its largest shareholder and determined, according to the Black-Scholes Option Pricing Calculation, that the fair market value of the revisions made to previously issued options and warrants totaled $14,641. The amount is now reflected as an increase in options and warrants and charged as a financing expense in the statement of operations.

Net decrease in fiscal year 2000 net loss (and accumulated deficit): $73,312

The Company also reclassified the $138,000 in stock and warrant issuance costs related to the modification of the Lake Owen agreement from financing costs to mineral property expenses.

The Company has made all of the appropriate changes and corrections for the above items. The financial statements and notes have been amended to reflect the net increase in accumulated deficit.

The Company has elected to comply with the disclosure standards of SFAS No. 7, which requires specific information about all equity transactions during the exploration stage, by including this information in Note 4.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company changed its method of determining the fair market value of certain stock issuances. The change in the fair market value of option and warrant issuances largely results from a change in certain Black-Scholes parameters utilized in calculating option values. The effect of these changes on the years ended September 30, 2000 and 1999 were as follows:

                                                FOR YEAR ENDED SEPT. 30
                                                -----------------------
                                                  2000          1999
                                                  ----          ----
Value of stock issued:
Services and associated expenses                 $255,660     $104,820
Compensation                                       63,520       34,526
Mineral property expense                           59,000         --
Investments correction in value                    40,000         --
                                                 --------     --------
Change in valuation of common stock
  issued                                         $418,180     $139,346
                                                 --------     --------
Value of options and warrants issued:
Value of options issued as compensation          $  4,414     $   --
Value of warrants issued for modification
 of terms of agreement
 (Mineral property expense)                        30,000         --
                                                 --------     --------
Change in fair value of options and warrants     $ 34,414     $   --
                                                 --------     --------
Total corrections in value                       $452,594     $139,346

Less: Correction in investment                     40,000         --
                                                 --------     --------
Increase in net loss and accumulated deficit
  from the Exploration Stage                     $412,594     $139,346
                                                 ========     ========

The information below summarizes the effect on net loss and loss per share as a result of the corrections of errors (Note 14) and corrections of estimates (Note
15).

Net loss as previously reported           $(1,847,259)     $  (415,044)
Correction of errors                           73,312         (162,369)
Correction of estimates                      (412,594)        (139,346)
                                          -----------      -----------
Net loss as corrected                     $(2,186,541)     $  (716,759)
                                          ===========      ===========

Loss per share as previously reported     $     (0.18)     $     (0.13)
Corrections                                     (0.03)           (0.10)
                                          -----------      -----------
Loss per share as corrected               $     (0.21)     $     (0.23)
                                          ===========      ===========

For the quarters and six-month periods ended March 31, 2001 and March 31, 2000, the subsequent changes in estimates of the fair market value for common stock and warrant issuances resulted in the following changes.

                              TREND MINING COMPANY
                     (FORMERLY SILVER TREND MINING COMPANY)
                         (AN EXPLORATION STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                                 MARCH 31, 2001

NOTE 15 - CORRECTIONS OF ESTIMATES IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS (CONTINUED)

                                                 FISCAL YEAR 2001                  FISCAL YEAR 2000
                                         -------------------------------   --------------------------------
                                         QUARTER ENDED    6 MONTHS ENDED   QUARTER ENDED     6 MONTHS ENDED
                                            MARCH 31          MARCH 31         MARCH 31         MARCH 31
                                         -------------    --------------   -------------     --------------
Services                                       --           $ 64,321         $ 61,650         $135,238

Compensation                                   --                874            8,277           10,911

Mineral property expense                       --               --             36,500           36,500

Incentive fees/financing                       --               --              5,223            5,223
                                           --------         --------         --------         --------
Change in accumulated                          --             65,195          111,650          187,872
   deficit/common stock (subtotal)

Investment                                     --               --             40,000           40,000
                                           --------         --------         --------         --------
Total change in common stock                   --           $ 65,195         $151,650         $227,872
                                           ========         ========         ========         ========

The financial statement disclosures and the notes thereto have been corrected to show an increase in accumulated deficit and net loss of $111,650 for the quarter ended March 31, 2000. The change resulted in an increase of $0.02 in the loss per share for the quarter ended March 31, 2000. For the six-month periods, the changes to accumulated deficit and net loss amounted to $65,195 for the period ended March 31, 2001 and $187,872 for the prior year period. The changes had no appreciable impact on loss per share in the six months ended March 31, 2001 and an impact of $0.03 per share in the 2000 period.